
06064872



ANNUAL REPORT 2006

# CAPITOL FEDERAL FINANCIAL

*continuing on course together*





# CONTENTS



## Locations

Topeka | 785-235-1341
Home Office
700 S Kansas Avenue, Topeka, KS 66603

1201 S Topeka Blvd
2100 SW Fairlawn Rd
2865 SW Wanamaker Rd
2901 S Kansas Ave
3540 NW 46th St
12th St & Wanamaker, ATM only
29th & California, ATM only

Greater Kansas City | 913-381-5400
5251 Johnson Dr
9000 W 87th St
10101 College Blvd
1408 E Santa Fe
9500 Nall Ave
13500 Metcalf
5700 Nieman Rd
1900 W 75th St
15525 W 87th Pkwy
2100 E 151st St
22400 Midland Dr
12200 Blue Valley Pkwy, SuperTarget
15700 Shawnee Mission Pkwy, SuperTarget
7734 State Ave, Price Chopper
15345 W 119th St, SuperTarget
11700 W 135th St, Price Chopper
4050 W 83rd St, Hen House
75th & Quivira, ATM only
13351 Mission Rd, Price Chopper
Santa Fe & Hwy 7, ATM only
1223 NE Rice Rd, Loan Production Office

Lawrence | 785-749-9000
1046 Vermont St
1025 Iowa St
3201 S Iowa, SuperTarget
4701 W 6th St, Dillon's
1026 Westdale Rd, Loan Production office
1321 Oread, KU Student Union, ATM only
1740 Massachusetts, Dillon's Plaza, ATM only

Wichita | 316-689-0200
4000 E Harry
4020 W Maple
10404 W Central
4616 E 13th
8040 E Douglas
8301 E 21st St North

Emporia | 620-342-0125
602 Commercial

Manhattan | 785-537-4226
1401 Poyntz
705A Commons Place
K-State Student Union, ATM only

Salina | 785-825-7121
2550 S 9th St

# FINANCIAL HIGHLIGHTS

| | 2002 | 2003 | 2004 | 2005 | 2006 |
|---|---|---|---|---|---|
| | (Dollars in thousands) | | | | |
| Total Assets | $8,781,187 | $8,582,733 | $8,541,124 | $8,409,687 | $8,199,073 |
| Loans Receivable, net | 4,867,818 | 4,307,696 | 4,747,530 | 5,464,130 | 5,221,117 |
| Mortgage-Related Securities | | | | | |
| Trading | - | - | - | - | 396,904 |
| Available-for-Sale | 1,318,974 | 2,128,721 | 1,201,800 | 737,638 | 556,248 |
| Held-to-Maturity | 1,255,906 | 815,453 | 1,446,908 | 1,407,616 | 1,131,634 |
| Investment Securities | | | | | |
| Available-for-Sale | - | - | - | - | 189,480 |
| Held-to-Maturity | 500,814 | 1,022,412 | 638,079 | 430,499 | 240,000 |
| Deposits | 4,392,123 | 4,238,145 | 4,127,774 | 3,960,297 | 3,900,431 |
| Borrowings | 3,301,301 | 3,281,146 | 3,502,777 | 3,479,875 | 3,322,172 |
| Equity | 987,430 | 976,445 | 832,414 | 865,063 | 863,219 |
| Net Income (Loss) | 89,592 | 52,031 | (106,275) (1) | 65,059 | 48,117 |
| | | | | | |
| Efficiency Ratio | 31.81% | 46.05% | 221.83% (1) | 41.19% | 48.03% |
| Equity to Assets | 11.24% | 11.38% | 9.75% | 10.29% | 10.53% |





basic earnings per share(1)
$1.40
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
-$0.20
-$0.40
-$0.60
-$0.80
-$1.00
-$1.20
-$1.40
-$1.60
1.25
0.74
-1.48
0.90
0.66
02 03 04 05 06
Fiscal Year


dividends paid per share
$2.35
$2.30
$2.25
$2.20
$2.15
$2.10
$2.05
$2.00
$1.95
$1.90
$1.85
2.00 2.00 2.00
2.30
2.09
02 03 04 05 06
Calendar Year


shares outstanding
100
80
60
40
20
0
millions of shares
73.6
18.6
73.3
18.8
74.0
20.0
74.3
20.5
74.0
20.4
02 03 04 05 06
Fiscal Years Ended 2002-2005
Total
Public(2)
Fiscal Year Ended 2006
Total
Public(2)

(1) Excluding the prepayment penalty related to refinancing the Federal Home Loan Bank Advances during fiscal year 2004, net income would have been $40,290, the basic earnings per share would have been $0.56 and the efficiency ratio would have been 52.35%. For a reconciliation of these adjusted amounts to the amounts calculated in accordance with generally accepted accounting principals, see the table captioned "Non-GAAP Selected Financial Results and Ratios" in the Management's Discussion and Analysis of Financial Condition and Results of Operations section of this Annual Report.

(2) The public share count is the number of shares that would receive regular quarterly dividends as of September 30 of each year presented.



*continuing on course together*

# Letter To Our Stockholders

Capitol Federal Financial has completed another profitable year for you, our stockholders. Our net income for the fiscal year exceeded $48 million, and we continued our strong capital management strategies by returning more than this amount to our stockholders in the form of cash dividends and share repurchases.

During our fiscal year 2006, the Federal Reserve raised the federal funds rate six times, which continued the rising trend in short-term interest rates that began in June 2004. The federal funds rate increased from 3.75% in September 2005 to the current level of 5.25%, an increase of 150 basis points! During this same period of time long-term treasury rates hardly budged.

The actions of the Federal Reserve, along with other market forces, resulted in a flat yield curve and even an inverted curve at times, which created a difficult interest rate environment for many financial institutions, including Capitol Federal. Although these times are challenging, Capitol Federal has experienced similar conditions during its 113 years of existence.

Our Mission Statement includes the objective that we "shall be the premier residential real estate lender and provider of enhanced retail financial services" in our markets. During rough waters and smooth waters we have always followed this philosophy and we will continue to do so in the future.

Our enhanced dividend policy and earnings in fiscal year 2006 resulted in a special cash dividend in the amount of $0.09 per share that was paid on December 1, 2006. This dividend, combined with our regular quarterly cash dividend of $0.50 per share, is among the highest paid by any publicly traded bank or thrift in the country. It is our intention to continue this dividend policy in 2007.

During our fiscal year 2006, the Company repurchased 486,668 shares of its common stock. On May 26, 2006, the board of directors approved another stock repurchase program. Under this new plan, the Company intends to repurchase up to 500,000 shares from time to time, depending on market conditions.

(continued)

The foundation of our management strategy has always been to be a portfolio lender with excellent asset quality and to offer a wide range of retail financial services, with a commitment to cost control while maintaining a strong capital position. The Company continued this strategy in 2006 through originations and purchases of home loans, the opening of our 38th office, and the beginning of the process to complete a core computer conversion. It is our intention to continue to be a traditional thrift providing an exceptional level of service to our entire customer base by a dedicated management team supported by the hundreds of employees who work daily with our valued customers.

Our Mission Statement also includes our commitment to "contribute to the quality of life within the communities we serve." The Capitol Federal Foundation distributed a record $3.2 million in 2006 to numerous nonprofit and charitable organizations within our marketplace. We will continue to support our communities again in 2007, through the contributions of the Foundation and through our many employees that volunteer countless hours of service.

We believe that our fellow stockholders experienced another very good year through the total return on their investment in Capitol Federal in 2006, and we will continue our efforts to enhance the value of your stock in 2007.

Thank you for your continued support.

Sincerely,



John B. Dicus
President,
Chief Executive Officer

John C. Dicus
Chairman

# directors

| | |
|---|---|
| B. B. Andersen | Real Estate Developer |
| John B. Dicus | President and CEO of Capitol Federal Financial and Capitol Federal Savings Bank |
| John C. Dicus | Chairman of the Board of Capitol Federal Financial and Capitol Federal Savings Bank |
| Jeffrey M. Johnson | President of Flint Hills National Golf Club |
| Michael T. McCoy, M.D. | Orthopedic surgeon in private practice, Chief of Orthopedic Surgery at Stormont-Vail Regional Medical Center |
| Jeffrey R. Thompson | Chief Financial Officer of Salina Vortex Corporation |
| Marilyn S. Ward | Retired Executive Director of ERC/Resource & Referral |

# MANAGEMENT

| | |
|---|---|
| John C. Dicus | Chairman of the Board |
| John B. Dicus | President and CEO |
| R. Joe Aleshire | Executive Vice President of Retail Operations for Capitol Federal Savings Bank |
| Larry K. Brubaker | Executive Vice President of Corporate Services for Capitol Federal Savings Bank |
| Morris J. Huey, II | Executive Vice President and Chief Lending Officer for Capitol Federal Savings Bank |
| Kent G. Townsend | Executive Vice President, Chief Financial Officer and Treasurer |
| Tara D. Van Houweling | First Vice President and Reporting Director |
| Mary R. Culver | Corporate Secretary |

| | |
|---|---|
| Special Counsel | Silver, Freedman & Taff, L.L.P., 1700 Wisconsin Avenue, N.W., Washington, DC 20007 |
| Independent Auditors | Deloitte & Touche L.L.P., 1100 Walnut, Suite 3300, Kansas City, MO 64106 |
| Corporate Counsel | Shaw, Hergenreter, & Quarnstrom, 700 S. Kansas Avenue, Suite 504, Topeka, KS 66603 |

# FINANCIAL INFORMATION

# SELECTED CONSOLIDATED FINANCIAL DATA

The summary information presented below under "Selected Balance Sheet Data" and "Selected Operations Data" for, and as of the end of, each of the years ended September 30 is derived from our audited consolidated financial statements. The following information is only a summary and you should read it in conjunction with our consolidated financial statements and notes beginning on page 44.

| | September 30, | | | | |
|---|---|---|---|---|---|
| | 2006 | 2005 | 2004[1] | 2003 | 2002 |
| | (Dollars in thousands) | | | | |
| Selected Balance Sheet Data: | | | | | |
| Total assets | $8,199,073 | $8,409,687 | $8,541,124 | $8,582,733 | $8,781,187 |
| Loans receivable, net | 5,221,117 | 5,464,130 | 4,747,530 | 4,307,696 | 4,867,818 |
| Investment securities: | | | | | |
| Available-for-sale, at market value | 189,480 | -- | -- | -- | -- |
| Held-to-maturity, at cost | 240,000 | 430,499 | 638,079 | 1,022,412 | 500,814 |
| Mortgage-related securities: | | | | | |
| Trading, at market value | 396,904 | -- | -- | -- | -- |
| Available-for-sale, at market value | 556,248 | 737,638 | 1,201,800 | 2,128,721 | 1,318,974 |
| Held-to-maturity, at cost | 1,131,634 | 1,407,616 | 1,446,908 | 815,453 | 1,255,906 |
| Capital stock of Federal Home Loan Bank ("FHLB") | 165,130 | 182,259 | 174,126 | 169,274 | 163,250 |
| Deposits | 3,900,431 | 3,960,297 | 4,127,774 | 4,238,145 | 4,392,123 |
| Advances from FHLB | 3,268,705 | 3,426,465 | 3,449,429 | 3,200,000 | 3,200,000 |
| Other borrowings | 53,467 | 53,410 | 53,348 | 81,146 | 101,301 |
| Stockholders' equity | 863,219 | 865,063 | 832,414 | 976,445 | 987,430 |

| | Year Ended September 30, | | | | |
|---|---|---|---|---|---|
| | 2006 | 2005 | 2004[1] | 2003 | 2002 |
| | (Dollars and counts in thousands, except per share amounts) | | | | |
| Selected Operations Data: | | | | | |
| Total interest and dividend income | $410,928 | $400,107 | $384,833 | $441,536 | $557,132 |
| Total interest expense | 283,905 | 244,201 | 268,642 | 326,848 | 370,743 |
| Net interest and dividend income | 127,023 | 155,906 | 116,191 | 114,688 | 186,389 |
| Provision for loan losses | 247 | 215 | 64 | -- | 184 |
| Net interest and dividend income after provision for loan losses | 126,776 | 155,691 | 116,127 | 114,688 | 186,205 |
| Retail fees and charges | 17,007 | 16,029 | 15,119 | 15,157 | 11,611 |
| Gains on sales of loans receivable held for sale | 49 | 84 | 107 | 18,949 | 10,150 |
| Other income | 7,739 | 7,202 | 8,321 | 9,006 | 7,742 |
| Total other income | 24,795 | 23,315 | 23,547 | 43,112 | 29,503 |
| Prepayment penalty on FHLB advances | -- | -- | 236,109 | -- | -- |
| Total other expenses | 72,868 | 73,631 | 309,000 | 72,510 | 68,672 |
| Income (loss) before income tax expense (benefit) | 78,703 | 105,375 | (169,326) | 85,290 | 147,036 |
| Income tax expense (benefit) | 30,586 | 40,316 | (63,051) | 33,259 | 57,444 |
| Net income (loss) | 48,117 | 65,059 | (106,275) | 52,031 | 89,592 |
| | | | | | |
| Basic earnings (loss) per share | $ 0.66 | $ 0.90 | $ (1.48) | $ 0.74 | $ 1.25 |
| Average shares outstanding | 72,595 | 72,506 | 71,599 | 70,699 | 71,523 |
| Diluted earnings (loss) per share | $ 0.66 | $ 0.89 | $ (1.48) | $ 0.72 | $ 1.22 |
| Average diluted shares outstanding | 72,854 | 73,082 | 71,599 | 72,392 | 73,579 |

| | 2006 | 2005 | 2004[1] | 2003 | 2002 |
|---|---|---|---|---|---|
| Selected Performance and Financial Ratios | | | | | |
| and Other Data: | | | | | |
| Performance Ratios: | | | | | |
| Return on average assets | 0.58% | 0.77% | (1.25)% | 0.60% | 1.02% |
| Return on average equity | 5.58 | 7.62 | (11.36) | 5.28 | 9.25 |
| Dividends paid per public share[2] | $ 2.30 | $ 2.00 | $ 2.81 | $ 2.12 | $ 0.74 |
| Dividend payout ratio | 97.41% | 62.59% | n/a | 76.68% | 15.79% |
| Ratio of operating expense to | | | | | |
| average total assets | 0.88 | 0.87 | 3.64% | 0.84 | 0.78 |
| Efficiency ratio | 48.03 | 41.19 | 221.83 | 46.05 | 31.81 |
| Ratio of average interest-earning assets | | | | | |
| to average interest-bearing liabilities | 1.11 | 1.10 | 1.12 | 1.13 | 1.12 |
| Interest rate spread information: | | | | | |
| Average during period | 1.19 | 1.59 | 1.05 | 0.90 | 1.66 |
| End of period | 1.07 | 1.46 | 1.77 | 0.42 | 1.50 |
| Net interest margin | 1.57 | 1.87 | 1.39 | 1.34 | 2.16 |
| Asset Quality Ratios: | | | | | |
| Non-performing assets to total assets | 0.10 | 0.08 | 0.12 | 0.15 | 0.12 |
| Non-performing loans to total loans | 0.11 | 0.09 | 0.13 | 0.21 | 0.16 |
| Allowance for loan losses to | | | | | |
| non-accruing loans | 79.03 | 89.14 | 74.04 | 50.87 | 60.51 |
| Allowance for loan losses to | | | | | |
| loans receivable, net | 0.08 | 0.08 | 0.09 | 0.11 | 0.10 |
| Capital Ratios: | | | | | |
| Equity to total assets at end of period | 10.53 | 10.29 | 9.75 | 11.38 | 11.24 |
| Average equity to average assets | 10.47 | 10.05 | 11.03 | 11.33 | 11.07 |
| | | | | | |
| Regulatory Capital of Bank: | | | | | |
| Core capital | 9.5 | 9.1 | 8.8 | 11.0 | 10.9 |
| Tier I risk-based capital | 22.6 | 21.3 | 21.6 | 29.0 | 26.8 |
| Total risk-based capital | 22.5 | 21.3 | 21.6 | 29.1 | 26.9 |
| | | | | | |
| Other Data: | | | | | |
| Number of traditional offices | 29 | 29 | 28 | 28 | 27 |
| Number of in-store offices | 9 | 8 | 8 | 7 | 7 |

(1) During 2004, the Bank refinanced $2.40 billion of its FHLB advances that were not hedged by interest rate swaps. In doing so, the Bank incurred a $236.1 million prepayment penalty.

(2) For all years shown, Capitol Federal Savings Bank MHC, which owns a majority of the outstanding shares of Capitol Federal Financial common stock, waived its right to receive dividends paid on the common stock with the exception of the $0.50 per share dividend paid on 500,000 shares in February 2005. Public shares exclude shares held by Capitol Federal Savings Bank MHC, as well as unallocated shares held in the Capitol Federal Financial Employee Stock Ownership Plan. See page 31 for additional information.

# MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

**General Overview**

Capitol Federal Financial (the "Company") is the mid-tier holding company and the sole shareholder of Capitol Federal Savings Bank (the "Bank"). Capitol Federal Savings Bank MHC ("MHC"), a federally chartered mutual holding company, is the majority owner of the Company. MHC owns 52,192,817 shares of the 74,031,930 voting shares outstanding on September 30, 2006. The Company's common stock is traded on the NASDAQ Stock Market under the symbol "CFFN." The Bank comprises almost all of the assets and liabilities of the Company and the Company is dependent primarily upon the performance of the Bank for the results of its operations. Because of this relationship, references to management actions, strategies and results of actions apply to both the Bank and the Company.

**Forward-Looking Statements**

We may from time to time make written or oral "forward-looking statements", including statements contained in our filings with the Securities and Exchange Commission ("SEC"). These forward-looking statements may be included in this annual report to stockholders and in other communications by the Company, which are made in good faith by us pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995.

These forward-looking statements include statements about our beliefs, plans, objectives, goals, expectations, anticipations, estimates and intentions that are subject to significant risks and uncertainties, and are subject to change based on various factors, some of which are beyond our control. The words "may", "could", "should", "would", "believe", "anticipate", "estimate", "expect", "intend", "plan" and similar expressions are intended to identify forward-looking statements. The following factors, among others, could cause our future results to differ materially from the plans, objectives, goals, expectations, anticipations, estimates and intentions expressed in the forward-looking statements:

- our ability to continue to maintain overhead costs at reasonable levels;
- our ability to continue to originate a significant volume of one- to four-family mortgage loans in our market area;
- our ability to acquire funds from or invest funds in wholesale or secondary markets;
- the future earnings and capital levels of the Bank, which could affect the ability of the Company to pay dividends in accordance with its dividend policies;
- the credit risks of lending and investing activities, including changes in the level and direction of loan delinquencies and write-offs and changes in estimates of the adequacy of the allowance for loan losses;
- the strength of the U.S. economy in general and the strength of the local economies in which we conduct operations;
- the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System;
- the effects of, and changes in, foreign and military policies of the United States Government;
- inflation, interest rates, market and monetary fluctuations;
- our ability to access cost-effective funding;
- the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users, including the features, pricing and quality compared to competitors' products and services;
- the willingness of users to substitute competitors' products and services for our products and services;
- our success in gaining regulatory approval of our products, services and branching locations, when required;
- the impact of changes in financial services laws and regulations, including laws concerning taxes, banking, securities and insurance;
- technological changes;
- acquisitions and dispositions;
- changes in consumer spending and saving habits; and
- our success at managing the risks involved in our business.

This list of important factors is not exclusive. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company or the Bank.

The following discussion is intended to assist in understanding the financial condition and results of operations of the Company. The discussion includes comments relating to the Bank, since the Bank is wholly owned by the Company and comprises the majority of assets and is the principal source of income for the Company.

**Executive Summary**

The following summary should be read in conjunction with our Management's Discussion and Analysis of Financial Condition and Results of Operations in its entirety.

Our principal business consists of attracting deposits from the general public and investing those funds primarily in permanent loans secured by first mortgages on owner-occupied, one- to four-family residences. We also originate consumer loans, loans secured by first mortgages on nonowner-occupied one- to four-family residences, permanent and construction loans secured by one- to four-family residences, commercial real estate loans and multi-family real estate loans. While our primary business is the origination of one- to four-family mortgage loans funded through retail deposits, we also purchase whole loans and invest in certain investment and mortgage-related securities using FHLB advances as an additional funding source.

The Company is significantly affected by prevailing economic conditions including federal monetary and fiscal policies and federal regulation of financial institutions. Deposit balances are influenced by a number of factors including interest rates paid on competing personal investments, the level of personal income, and the personal rate of savings within our market areas. Lending activities are influenced by the demand for housing and other loans, as well as interest rate pricing competition from other lending institutions. The primary sources of funds for lending activities include deposits, loan repayments, investment income, borrowings, and funds provided from operations.

The Company's results of operations are primarily dependent on net interest income, which is the difference between the interest earned on loans, mortgage-related securities, and investments, and the interest paid on deposits and borrowings. We generally price our loan and deposit products based upon an analysis of our competition and changes in market rates. On a weekly basis, management reviews deposit flows, loan demand, cash levels, and changes in several market rates to assess all pricing strategies. While we do not explicitly price our products at a margin to a specific market rate or index, our products tend to be priced at a margin to general market rates or indices. While national market rates change constantly, and rates offered by competitors with nationwide delivery channels may change during a business day, our offered rates generally remain available to customers for up to a week on deposit products and several days to a week on loan products. Our one- to four-family mortgage loans are generally priced based upon the 10-year Treasury rate while the rates on our deposits are generally priced based upon short-term Treasury rates. The majority of our loans are fixed-rate products with maturities up to 30 years, while the majority of our deposits have maturity or reprice dates of less than 2 years.

During the majority of fiscal year 2006, the yield curve was flat or slightly inverted, which generally means the yield on treasuries with maturities shorter than two years were either slightly lower than longer-term treasuries, or they equaled or exceeded the yield on long-term treasuries. This yield curve environment has resulted in the compression of the Company's net interest margin during fiscal year 2006. The forward yield curve generally indicates that the market expects interest rates on treasury securities across all maturities to remain generally flat, with changes in rates of less than 25 basis points, through the first fiscal quarter of 2007. The current inverted-to-flat yield curve scenario is likely to cause a continuation of the net interest margin compression during fiscal year 2007 since the interest-earning assets of the Company generally take longer to reprice relative to its interest-bearing liabilities.

During fiscal year 2006, management implemented asset management strategies to shorten the average lives of the Bank's assets to address the interest rate sensitivity that has occurred as a result of the current interest rate environment. One strategy entailed purchasing adjustable-rate mortgage-related securities, generally with terms to reprice of two years or less, rather than purchasing adjustable-rate mortgage ("ARM") loans with longer terms to the initial repricing date. Management intends to continue to purchase adjustable-rate securities with terms to reprice of generally two years or less for the foreseeable future. In the fourth quarter of fiscal year 2006, the Bank entered into a transaction with Federal Home Loan Mortgage Corporation ("FHLMC") to exchange $404.8 million of fixed-rate mortgage loans for adjustable-rate marketable securities ("loan swap"). Management classified the securities as trading. Subsequent to September 30, 2006, all trading securities were sold at approximately book value and the proceeds were reinvested into short-term investments to improve the Bank's interest rate risk profile. Additionally, management is considering paying off some portion of maturing FHLB advances, rather than renewing the advances, during fiscal year 2007 also in an attempt to improve the Bank's interest rate risk profile.

The increase in the Federal Funds rate could also constrain earnings, as the Federal Open Market Committee of the Federal Reserve Board increased the Federal Funds rate by 150 basis points from 3.75% to the current rate of 5.25% during fiscal year 2006. The increase that brought the rate to 5.25% was the 17th consecutive increase, and was among increases widely perceived as measures to control inflation. The Federal Funds rate is the rate at which depository institutions lend reserve requirement surplus balances at the Federal Reserve to other depository institutions in deficit of their reserve requirement. An increase in this rate does not directly impact the rates offered to loan consumers, but the trickle-down effect caused by an increase in borrowing costs for banks may be eventually realized in mortgage, consumer, and corporate loan rates. Since May 2006, the Bank has not increased the rates on existing home equity loans, despite the increase in the Federal Funds rate. This action was taken to retain home equity loans that might otherwise have been refinanced. See additional discussion of interest rate risk in "Item 7A. Quantitative and Qualitative Disclosure About Market Risk."

Net income for fiscal year 2006 was $48.1 million compared to $65.1 million in the prior fiscal year. The $17.0 million decrease in net income was primarily a result of a $39.7 million increase in interest expense, which was partially offset by a $10.8 million increase in interest and dividend income and a $9.7 million decrease in income tax expense as a result of decreased earnings. The increase in interest expense was mainly attributable to higher rates on the certificate of deposit portfolio, money market portfolio and the interest rate swaps which are all generally priced based upon short-term interest rates (two year and shorter maturities). The $10.8 million increase in interest and dividend income was primarily a result of a $29.9 million increase in loans receivable interest income which was partially offset by a $22.9 million decrease in interest income on mortgage-related securities and investment securities.

The Bank's loan portfolio decreased $243.0 million during fiscal year 2006 to $5.22 billion at September 30, 2006. The decrease in the portfolio was largely a result of the loan swap transaction. The decrease in the portfolio was partially offset by originations and purchases of mortgage loans and a slowdown in prepayment speeds as a result of higher long-term interest rates during fiscal year 2006 compared to fiscal year 2005. Prepayments on loans generally decline as long-term rates rise because borrowers are less likely to refinance their current mortgage or move into more expensive homes due to costs associated with higher rates on new mortgages.

Cash and cash equivalents increased $124.7 million during fiscal year 2006 to $183.2 million at September 30, 2006 primarily due to the timing of cash receipts and subsequent reinvestment of those receipts. The cash balance in excess of short-term liquidity needs will continue to be invested in shorter term investments in an effort to manage interest rate risk exposure.

FHLB advances decreased $157.8 million during fiscal year 2006 to $3.27 billion at September 30, 2006. The primary reason for the decrease was the repayment of $200.0 million in FHLB advances which matured in the first half of fiscal year 2006.

The Bank experienced continued high levels of competition for retail deposit dollars due to aggressive pricing by other financial institutions in its local markets. The Bank increased the average rates on its money market and certificate of deposit portfolios to remain competitive, with an emphasis on the mid-term maturity certificate of deposit market. The Bank's entire deposit portfolio decreased $59.9 million during fiscal year 2006 to $3.90 billion at September 30, 2006 which was primarily a result of a decrease in the money market portfolio. Management continues to monitor the Bank's local deposit market pricing environment for its impact on the Bank's operations and will adjust the Bank's pricing on deposit accounts accordingly. Management actively looks for pricing opportunities that will allow the Bank to maintain its current size or grow in a profitable manner. On April 1, 2006, the Federal Deposit Insurance Corporation ("FDIC") increased the level of insurance on certain retirement accounts from $100 thousand to $250 thousand. This change could potentially increase the level of IRA deposits held at the Bank from depositors who currently deposit at multiple financial institutions due to FDIC coverage limits.

The Bank opened a new in-store branch in September 2006 in Johnson County, Kansas. The Bank now has 38 branches in eight counties in the State of Kansas. Management will continue to explore branch expansion opportunities in the Bank's market areas.

**Critical Accounting Policies**

Our most critical accounting policies are the methodologies used to determine the allowance for loan losses, other than temporary declines in the value of securities, the valuation of mortgage servicing rights ("MSR") and deferred income tax assets, and our policy regarding derivative instruments. These policies are important to the presentation of our financial condition and results of operations, involve a high degree of complexity, and require management to make difficult and subjective judgments that may require assumptions or estimates about highly uncertain matters. The use of different judgments, assumptions, and estimates could cause reported results to differ materially. These critical accounting policies and their application are reviewed at least annually by our audit committee and board of directors. The following is a description of our critical accounting policies and an explanation of the methods and assumptions underlying their application.

**Allowance for Loan Losses.** Management maintains an allowance for loan losses to absorb losses known and inherent in the loan portfolio based upon ongoing quarterly assessments of the loan portfolio. Our methodology for assessing the appropriateness of the allowance consists of several key elements, which includes a formula allowance, specific allowances for identified problem loans and portfolio segments, and knowledge of economic conditions that may lead to credit risk concerns about the loan portfolio or segments of the loan portfolio. In addition, the allowance incorporates the results of measuring impaired loans as provided in Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan" and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures." These accounting standards prescribe the measurement methods, income recognition and disclosures related to impaired loans.

One- to four-family mortgage loans and consumer loans that are not impaired, as defined in SFAS No. 114 and No. 118, are collectively evaluated for impairment using a formula allowance as permitted by SFAS No. 5, "Accounting for Contingencies". Loans on residential properties with greater than four units, residential construction loans and commercial properties that are delinquent or where the borrower's total loan concentration balance is greater than $1.5 million (excluding one- to four-family mortgage loans) are evaluated for impairment on a loan by loan basis at least annually. If no impairment exists, these loans are included in the formula allowance. The formula allowance is calculated by applying loss factors to outstanding loans based on the internal risk evaluation of pools of loans. Changes in risk evaluations of both performing and non-performing loans affect the amount of the formula allowance. Loss factors are based both on our historical loss experience and on significant factors that, in management's judgment, affect the collectibility of the portfolio as of the evaluation date. Loan loss factors for portfolio segments are representative of the credit risks associated with loans in those segments. The greater the credit risks associated with a particular segment, the greater the loss factor. Loss factors increase as individual loans become classified, delinquent, the foreclosure process begins, or as economic conditions warrant.

Management reviews the appropriateness of the allowance based upon its evaluation of then-existing economic and business conditions affecting our key lending areas. Other conditions management considers in determining the appropriateness of the allowance include, but are not limited to, changes in our underwriting standards, credit quality trends (including changes in the balance and characteristics of non-performing loans expected to result from existing economic conditions), trends in collateral values, loan volumes and concentrations, and recent loss experience in particular segments of the portfolio as of the balance sheet date. Management also measures the impact that such conditions were believed to have had on the collectibility of impaired loans.

Senior management reviews these conditions quarterly. To the extent that any of these conditions are evidenced by a specifically identifiable problem loan or portfolio segment as of the evaluation date, management's estimate of the effect of such condition may be reflected as a specific allowance applicable to such loan or loans. Where any of these conditions are not evidenced by a specifically identifiable problem loan or portfolio segment as of the evaluation date, management's evaluation of the loss related to these conditions is reflected in the allowance associated with our homogeneous population of mortgage loans. The evaluation of the inherent loss with respect to these conditions is subject to a higher degree of uncertainty because they are not identified with specific problem loans or portfolio segments.

The amounts actually observed with respect to these losses can vary significantly from the estimated amounts. Our methodology permits adjustments to any loss factor used in the computation of the formula allowance in the event that, in management's judgment, significant factors which affect the collectibility of the portfolio, as of the evaluation date, are not reflected in the current loss factors. By assessing the estimated losses inherent in our loan portfolios on a quarterly basis, we can adjust specific and inherent loss estimates based upon more current information.

Assessing the adequacy of the allowance for loan losses is inherently subjective as it requires making material estimates, including the amount and timing of future cash flows expected to be received on impaired loans, and changes in the market value of collateral securing loans, which may be susceptible to volatility. In the opinion of management, the allowance, when taken as a whole, is adequate to absorb reasonable estimated loan losses inherent in our loan portfolios.

**Securities Impairment.** Management continually monitors the investment and mortgage-related security portfolios for impairment on a security by security basis. Many factors are considered in determining whether the impairment is deemed to be other-than-temporary, including, but not limited to, the length of time the security has had a market value less than the cost basis, the severity of the loss, the intent and ability of the Bank to hold the security for a period of time sufficient for a substantial recovery of its investment, recent events specific to the issuer or industry including the issuer's financial condition and current ability to make future payments in a timely manner, external credit ratings and recent downgrades in such ratings. If management deems such decline to be other-than-temporary, the carrying value of the security is adjusted and an impairment amount is recorded in the consolidated statements of income.

**Valuation of Mortgage Servicing Rights.** The Bank records MSR as a result of retaining the servicing of loans that are owned by another entity. Impairment exists if the carrying value of MSR exceeds the estimated fair value of the MSR. MSR are stratified by the underlying loan term and by interest rate. Individual impairment allowances for each stratum are established when necessary and then adjusted in subsequent periods to reflect changes in the measurement of impairment. The estimated fair value of each MSR stratum is determined through analysis of future cash flows incorporating numerous assumptions including: servicing income, servicing costs, market discount rates, prepayment speeds and other market driven data.

The fair value of MSR is highly sensitive to changes in assumptions. Changes in prepayment speed assumptions have the most significant impact on the fair value of MSR. Generally, as interest rates decline, prepayments accelerate due to increased refinance activity, which results in a decrease in the fair value of MSR. As interest rates rise, prepayments slow which generally results in an increase in the fair value of MSR. All assumptions are reviewed for reasonableness on a quarterly basis and adjusted as necessary to reflect current and anticipated market conditions. Thus, any measurement of the fair value of MSR is limited by the conditions existing and the assumptions utilized as of a particular point in time, and those assumptions may not be appropriate if applied at a different point in time. Annually, we receive an independent appraisal of the fair value of our MSR. At September 30, 2006 the independent valuation exceeded our calculated MSR fair value.

**Valuation of Deferred Income Tax Assets.** Management assesses the available positive and negative evidence surrounding the recoverability of deferred income tax assets on a quarterly basis. A valuation allowance will be recorded to reduce deferred income tax assets when it is more likely than not that the assets will not be realized. Management believes no valuation allowance was required at September 30, 2006.

**Derivative Instruments.** The Bank has entered into interest rate swap agreements to hedge certain FHLB advances ("swapped FHLB advances"). When the Bank entered into the interest rate swap agreements, they were designated as fair value hedges. All terms of the interest rate swap agreements relating to the pay, fixed-rate components and timing of cash flows match the terms of the swapped FHLB advances. Therefore, the Bank has assumed no ineffectiveness in the hedging relationship and accounts for the interest rate swaps using the shortcut method, under which any gain or loss in the fair value of the interest rate swaps is recorded as an other asset or liability and is offset by a gain or loss on the hedged FHLB advances.

Before entering into the interest rate swap agreements, management formally documented its risk management objectives and strategy, and the relationship between the interest rate swap agreements and the swapped FHLB advances. To qualify for hedge accounting, the interest rate swaps and the related FHLB advances must be designated as a hedge. Both at the inception of the hedge and on an ongoing basis, management assesses whether the hedging relationship is expected to be highly effective in offsetting changes in fair values of the swapped FHLB advances. If at some point it is determined that the interest rate swaps are not highly effective as a hedge, hedge accounting will be discontinued. If hedge accounting is discontinued, changes in the fair value of the interest rate swaps will be recorded in earnings and the swapped FHLB advances will no longer be adjusted for changes in fair value.

**Recent Accounting Pronouncements**

In November 2005, the Financial Accounting Standards Board ("FASB") issued staff position ("FSP") No. 115-1, which addresses the determination of when an investment is considered impaired, whether the impairment is other-than-temporary and how to measure an impairment loss. FSP No. 115-1 also addresses accounting considerations subsequent to the recognition of an other-than-temporary impairment on a debt security and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP No. 115-1 replaces the impairment guidance in Emerging Issues Task Force Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," with references to existing authoritative literature concerning other-than-temporary impairment determinations (principally SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and SEC Staff Accounting Bulletin ("SAB") No. 59, "Accounting for Noncurrent Marketable Equity Securities"). Under FSP No. 115-1, impairment losses must be recognized in earnings for the difference between the security's cost and its fair value at the financial statement date, without considering partial recoveries subsequent to that date. FSP No. 115-1 also requires that an other-than-temporary impairment loss be recorded when a decision to sell a security has been made and the fair value of the security is not expected to be fully recovered prior to the expected time of sale. FSP No. 115-1 is effective for reporting periods beginning after December 15, 2005 with early adoption permitted. For the year ended September 30, 2006, the Bank recognized an other-than-temporary impairment as a result of management's decision to sell securities with unrealized losses which were not expected to be fully recovered prior to the expected time of sale.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments." SFAS No. 155 amends SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation, if the holder irrevocably elects to account for the whole instrument on a fair value basis, and clarifies various aspects of SFAS No. 133 and SFAS No. 140 relating to derivative financial instruments and qualifying special-purpose entities holding derivative financial instruments. SFAS No. 155 is effective for all financial instruments acquired or issued for fiscal years beginning after September 15, 2006, which for the Company is October 1, 2006. The Company has not yet completed its assessment of the impact of SFAS No. 155.

In March 2006, FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets – an amendment of FASB Statement No. 140." SFAS No. 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract as defined in the SFAS. It requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable, and allows an entity to choose between amortization or fair value measurement methods for each class of separately recognized servicing assets and servicing liabilities. It also permits a one-time reclassification of available-for-sale securities to trading without tainting the investment portfolio, provided the available-for-sale securities are identified in some manner as offsetting the entity's exposure to changes in fair value of servicing assets or servicing liabilities. SFAS No. 156 is effective for fiscal years beginning after September 15, 2006, which for the Company is October 1, 2006. The adoption of SFAS No. 156 is not expected to have a material impact on the Company's consolidated financial statements.

In July 2006, the FASB issued Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109." The interpretation clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." The interpretation prescribes a process by which the likelihood of a tax position is gauged based upon the technical merits of the position, and then a subsequent measurement relates the maximum benefit and the degree of likelihood to determine the amount of benefit to recognize in the financial statements. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006, which for the Company is October 1, 2007. The Company has not yet completed its assessment of the impact of FIN No. 48.

In September 2006, the FASB issued SFAS No. 157 "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures regarding fair value measurements. The statement applies whenever other standards require or permit that assets or liabilities be measured at fair value. The statement does not require new fair value measurements, but rather provides a definition and framework for measuring fair value which will result in greater consistency and comparability among financial statements prepared under accounting principles generally accepted in the United States of America "GAAP". The statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, which for the Company is October 1, 2008. The Company has not yet completed its assessment of the impact of SFAS No. 157.

In September 2006, the SEC issued SAB No. 108 "Correcting the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements." SAB No. 108 provides interpretation of the SEC's views regarding the process of quantifying financial statement misstatements. SAB No. 108 requires registrants to quantify misstatements using a balance sheet and income statement approach and evaluate materiality as it pertains to relevant qualitative and quantitative factors. The SEC believes registrants must quantify the impact of correcting all misstatements on the current year financial statements. SAB No. 108 is effective for fiscal years ending on or after November 15, 2006, which for the Company is September 30, 2007.

**Management Strategy**

Our strategy is to operate a retail-oriented financial institution dedicated to serving the needs of customers in our market areas. Our commitment is to provide the broadest possible access to home ownership through our mortgage lending programs and to offer a complete set of personal banking products and services. We strive to enhance stockholder value while maintaining a strong capital position. To achieve our strategy, we focus on the following:

- **Portfolio Lending.** We are one of the largest originators of one- to four-family mortgage loans in the State of Kansas. We have primarily originated these loans for our own portfolio, rather than for sale, and generally we service the loans we originate. We provide retail customers with alternatives for their borrowing needs by offering both fixed- and adjustable-rate products with various terms to maturity and pricing alternatives. We offer special programs to individuals who may be first time home buyers, have low or moderate incomes or may have certain credit risk concerns in order to maximize our ability to deliver home ownership opportunities. We attract customers through our strong relationships with real estate agents, our reputation, pricing, existing and walk-in customers and customers that apply on the Internet. We also purchase one- to four-family mortgage loans from nationwide lenders and correspondent lenders secured by property primarily located within our Kansas City and Wichita market areas and market areas within our geographic region.

- **Retail Financial Services.** We offer a wide array of deposit products and retail services for our customers. These products include checking, savings, money market, certificates of deposit and retirement accounts. These products and services are provided through a branch network of 38 locations which includes traditional branch and retail store locations, our call center which operates on extended hours, telephone bill payment services and Internet-based transaction services.

- **Cost Control.** We generally are very effective at controlling our costs of operations, outside of the expense portion of our employee benefit plans that are tied to the Company's stock price. By using technology, we are able to increase productivity and centralize our lending and deposit support functions for efficient processing. Our retail orientation allows us to serve a broad range of customers through relatively few branch locations. Our average deposit base per traditional branch at September 30, 2006 and 2005 was over $121.8 million and $124.8 million, respectively. This large average deposit base helps to control costs. Our one- to four-family mortgage lending strategy, through effective management of credit risk, allows us to service a large portfolio of loans at efficient levels because it costs less to service a portfolio of performing loans.

- **Asset Quality.** We utilize underwriting standards for our lending products that are designed to limit our exposure to credit risk, and have a portfolio of predominately one- to four-family mortgage loans which has resulted in minimal levels of delinquent and non-performing loans. At September 30, 2006, our ratio of non-performing assets to total assets was 0.10%.

- **Capital Position.** Our policy has always been to protect the safety and soundness of the Bank through conservative credit and operational risk management, balance sheet strength, consistent earnings and sound operations. The end result of these activities is a capital ratio that is in excess of the well-capitalized standards set by the Office of Thrift Supervision ("OTS"). We believe that maintaining a strong capital position safeguards the long-term interests of the Bank, the Company and our stockholders.

- **Stockholder Value.** We strive to enhance stockholder value while maintaining a strong capital position. We continue to provide returns to stockholders through our dividend payments. Total dividends declared during fiscal year 2006 were $2.30 per share. In October 2006, the board of directors declared a $0.50 per share dividend which was paid on November 17, 2006 to holders of record on November 3, 2006. Due to MHC's waiver of dividends, the dividend of $0.50 per share was paid only on public shares. On November 7, 2006, the board of directors approved a special year end cash dividend of $0.09 per share which was paid on December 1, 2006 to stockholders of record on November 17, 2006. The Company's cash dividend payout policy is reviewed continually by management and the board of directors, and the ability to pay dividends under the policy depends upon a number of factors including the Company's financial condition, results of operations, regulatory capital requirements of the Bank, other regulatory limitations on the Bank's ability to make capital distributions to the Company and the continued waiver of dividends by MHC. Stockholder value is also enhanced by the Company repurchasing stock. During fiscal year 2006, the Company repurchased 486,668 shares of stock at an average price of $32.82. Excluded from the share repurchase numbers are shares that were received in exchange for the exercise of options. During fiscal year 2006, the board of directors approved a new stock repurchase program. Under the new plan, the Company intends to repurchase up to 500,000 shares from time to time, depending on market conditions and other factors, in open-market and other transactions. The shares will be held as treasury stock for general corporate use.

- **Interest Rate Risk Management.** Changes in interest rates are our primary risk as our balance sheet is almost entirely comprised of interest-earning assets and interest-bearing liabilities. As such, fluctuations in interest rates have a significant impact not only upon our net income but also upon the cash flows related to those assets and liabilities and the market value of our assets and liabilities. To manage interest rate risk, the Asset and Liability Committee ("ALCO") meets weekly to discuss and monitor the current interest rate environment compared to interest rates offered on our loan and deposit products. Additionally, ALCO meets once a month to review information that presents the effects that changes in interest rates will have on our earnings, the market value of our portfolio equity and cash flows. The members of ALCO are the Chairman, the Chief Executive Officer, the Chief Financial Officer (chair of ALCO), the Executive Vice President for Corporate Services, the Chief Lending Officer and the Executive Vice President for Retail Operations.

- **Cash Flow Management.** The Bank must manage its daily cash flows and the cost of those cash flows. Cash flow management is accomplished through:
  - establishing interest rates on loan and deposit products;
  - investing cash flows not placed into mortgage loans;
  - purchasing investments that meet the long term objectives of earnings, liquidity management and interest rate risk management;
  - borrowing money if cash flows are not sufficient to meet local loan demand or to leverage excess capital.

Generally, management manages the Bank's asset and liability portfolios, including the available-for-sale securities portfolio, as held-to-maturity portfolios. As such, changes in the balance or mix of products in these portfolios typically do not occur quickly, especially in a rising rate environment. Because of this, management looks at changes over a period of time to determine trends that can be changed through various strategies in our local markets, by the investments and mortgage loans we purchase or by borrowings we incur.

## Quantitative and Qualitative Disclosure about Market Risk

### Asset and Liability Management and Market Risk

The rates of interest we earn on assets and pay on liabilities generally are established contractually for a period of time. Fluctuations in interest rates have a significant impact not only upon our net income, but also upon the cash flows of those assets and liabilities and the market value of our assets and liabilities. Our results of operations, like those of other financial institutions, are impacted by these changes in interest rates and the interest rate sensitivity of our interest-earning assets and interest-bearing liabilities. The risk associated with changes in interest rates on the earnings of the Bank and the market value of its financial assets and liabilities is known as interest rate risk. Interest rate risk is our most significant market risk and our ability to adapt to these changes is known as interest rate risk management.

Based upon management's recommendations, the board of directors sets the asset and liability management policies of the Bank. These policies are implemented by ALCO. The purpose of ALCO is to communicate, coordinate and control asset and liability management consistent with the business plan and board-approved policies. ALCO sets goals for and monitors the volume and mix of assets and funding sources taking into account relative costs and spreads, interest rate sensitivity and liquidity needs. The objectives are to manage assets and funding sources to produce the highest profitability balanced against liquidity, capital adequacy and risk management objectives. At each monthly meeting, ALCO recommends appropriate strategy changes. The Chief Financial Officer or his designee is responsible for reviewing and reporting on the effects of the policy implementations and strategies to the board of directors, generally on a monthly basis.

The ability to maximize net interest income is dependent largely upon the achievement of a positive interest rate spread that can be sustained despite fluctuations in prevailing interest rates. The asset and liability repricing gap is a measure of the difference between the amount of interest-earning assets and interest-bearing liabilities which either reprice or mature within a given period of time. The difference provides an indication of the extent to which an institution's interest rate spread will be affected by changes in interest rates. A gap is considered positive when the amount of interest-rate sensitive assets exceeds the amount of interest-rate sensitive liabilities, maturing or repricing during the same period. A gap is considered negative when the amount of interest-rate sensitive liabilities exceeds the amount of interest-rate sensitive assets maturing or repricing during the same period. Generally, during a period of rising interest rates, a negative gap within shorter repricing periods would adversely affect net interest income, while a positive gap within shorter repricing periods would result in an increase in net interest income. During a period of falling interest rates, the opposite would generally be true. As of September 30, 2006, the ratio of our one-year gap to total assets was a negative 13.62%, which primarily was a result of the monthly repricing of our interest rate swaps.

Management recognizes that dramatic changes in interest rates within a short period of time can cause an increase in our interest rate risk relative to the balance sheet. ALCO may decide to increase our interest rate risk position in an effort to increase our net interest margin or maintain it over a longer period of time. Management believes that maintaining and improving earnings is the best way to preserve a strong capital position. Conversely, management recognizes the need, in certain interest rate environments, to limit the Bank's exposure to changing interest rates and may implement strategies to reduce our interest rate risk which could, as a result, reduce earnings in the short-term. To minimize the potential for adverse effects of material and prolonged changes in interest rates on our results of operations, we have adopted asset and liability management policies to better balance the maturities and repricing terms of our interest-earning assets and interest-bearing liabilities based on existing local and national interest rates.

During periods of economic uncertainty, rising interest rates or extreme competition for loans, the Bank's ability to originate or purchase loans may be adversely affected. In such situations, the Bank alternatively may invest its funds into investment or mortgage-related securities. These alternate investments may have rates of interest lower than rates we could receive on loans, if we were able to originate or purchase them, potentially reducing the Bank's interest income.

**Qualitative Disclosure about Market Risk**

For each period end presented in the following table, the estimated percentage change in the Bank's net interest income based on the indicated instantaneous, parallel and permanent change in interest rates are presented. The percentage change in each interest rate environment represents the difference between estimated net interest income in the 0 basis point interest rate environment ("base case", assumes market and product interest rates do not change from the as-of date) and estimated net interest income in each alternative interest rate environment (assumes market and product interest rates have a parallel shift in rates across all maturities by the indicated change in rates). Estimations of net interest income used in preparing the table below are based upon the assumptions that the total composition of interest-earning assets and interest-bearing liabilities does not change materially and that any repricing of assets or liabilities occurs at anticipated product and market rates for the alternative rate environments as of the dates presented. The estimation of net interest income does not include any change in the amount of unamortized premium on mortgage-related securities, any projected gain-on-sale related to the sale of loans or securities or the effect of the use of new interest rate swaps or income derived from non-interest income sources, but does include the use of different prepayment assumptions in the alternative interest rate environments. It is important to consider that the estimated changes in net interest income are for a cumulative four-quarter period. These do not reflect the earnings expectations of management.

**Percentage Change in Net Interest Income (next four quarters)**

| Change | At | | | | |
|---|---|---|---|---|---|
| (in Basis Points) in Interest Rates[1] | September 30, 2006 | June 30, 2006 | March 31, 2006 | December 31, 2005 | September 30, 2005 |
| -200 bp | 9.98 | 9.98 | 3.51 | 4.12 | 1.53 |
| -100 bp | 8.58 | 7.81 | 4.88 | 5.87 | 4.48 |
| 000 bp | -- | -- | -- | -- | -- |
| +100 bp | -12.54 | -9.54 | -6.66 | -9.11 | -8.97 |
| +200 bp | -27.20 | -20.25 | -14.76 | -19.8 | -19.47 |
| +300 bp | -42.87 | -31.55 | -23.43 | -31.26 | -30.76 |

(1) Assumes an instantaneous, permanent and parallel change in interest rates at all maturities.

The primary drivers for the decrease in the estimated net interest income in the increasing rate environments are anticipated increases in costs of deposits and interest rate swaps in excess of the increases in yields in the loan and investment and mortgage-related securities portfolios. The increase in the cost of deposits is primarily a result of the relatively short average maturity of the Bank's certificate of deposit portfolio due to customer behavior and an increase in public unit deposits, which are short term in nature. The increase in the cost of deposits is also due to anticipated increases in the cost of money market accounts. The increase in the costs of the interest rate swaps is due to the immediate repricing nature of the interest rate swaps, which would result in the interest rate swaps experiencing the full impact of the rate change immediately. Changes in the rates on the mortgage loan and mortgage-related securities portfolios happen at a slower pace, compared to the interest-bearing liabilities, because only the amount of cash flow received on the repayment of these portfolios is reinvested at the higher rates or caps on adjustable-rate products limit the increase in rates in these assets when rates rise. Prepayment rates have slowed between fiscal years ended September 30, 2005 and 2006, so the Bank is currently more susceptible to changes in interest rates because as interest rates increase, the rate of prepayment on loans generally decrease, which results in less cash available to be reinvested at higher rates.

The increase in the estimated net interest income if interest rates were to decrease is primarily the result of the immediate decrease in the cost of our interest rate swaps and the rapid decrease in the cost of deposits compared to a slower decrease in the yield on our interest-earning assets.

As a result of the flat or slightly inverted yield curve during fiscal year 2006 and the relatively short term to repricing of our liabilities compared to our assets, the Bank's net interest margin was lower in fiscal year 2006 compared to fiscal year 2005. The forward yield curve generally indicates that the market expects interest rates on treasury securities across all maturities to remain generally flat, with changes in rates of less than 25 basis points, through the first fiscal quarter of 2007. If the current inverted-to-flat yield curve scenario continues into fiscal year 2007, net interest margin compression is likely. The extent of the compression in the net interest margin depends upon such factors as the increased cost of deposits based upon our deposit pricing in response to expected higher short-term market rates, the volume of deposit flows on a net basis into or out of the Bank, the amount of loan prepayments and the reinvestment of those prepayments into new assets, and the rates received on those assets relative to the change in the cost of liabilities.

The following table sets forth the estimated percentage change in market value of portfolio equity ("MVPE") at each period end presented based on the indicated instantaneous, parallel and permanent change in interest rates. The MVPE is defined as the net of the present value of the cash flows of an institution's existing assets, liabilities and off-balance sheet instruments. The percentage change in each interest rate environment represents the difference between MVPE in the base case and MVPE in each alternative interest rate environment. The estimations of MVPE used in preparing the table below are based upon the assumptions that the total composition of interest-earning assets and interest-bearing liabilities does not change, that any repricing of assets or liabilities occurs at current product or market rates for the alternative rate environments as of the dates presented and that different prepayment rates are used in each alternative interest rate environment. The estimated MVPE results from the valuation of cash flows from financial assets and liabilities over the anticipated lives of each for each interest rate environment. The table presents the effects of the change in interest rates on our assets and liabilities as they mature, repay or reprice, as shown by the change in the MVPE in changing interest rate environments.

**Percentage Change in MVPE**

| Change | At | | | | |
|---|---|---|---|---|---|
| (in Basis Points) in Interest Rates[(1)] | September 30, 2006 | June 30, 2006 | March 31, 2006 | December 31, 2005 | September 30, 2005 |
| -200 bp | 6.69 | 14.92 | 5.43 | 1.84 | -3.08 |
| -100 bp | 8.09 | 12.83 | 7.81 | 6.30 | 2.89 |
| 000 bp | -- | -- | -- | -- | -- |
| +100 bp | -15.59 | -16.70 | -12.48 | -13.09 | -11.68 |
| +200 bp | -34.07 | -35.37 | -26.77 | -28.60 | -26.22 |
| +300 bp | -54.36 | -56.03 | -42.78 | -45.47 | -41.87 |

(1) Assumes an instantaneous, permanent and parallel change in interest rates at all maturities.

Changes in the estimated market values of our financial assets and liabilities drive changes in estimates of MVPE. The market value of shorter term-to-maturity financial instruments is less sensitive to changes in interest rates than the market value of longer term-to-maturity financial instruments. Because of this, our certificates of deposit (which have relatively short average lives) tend to display less sensitivity to changes in interest rates than do our mortgage-related assets (which have relatively long average lives). However, the average life expected on our mortgage-related assets varies under different interest rate environments because of the ability of customers to prepay their mortgage loans. Prepayment assumptions change on mortgage-related assets under various interest rate environments because many customers with mortgage debt look to attain financing at the lowest cost available. Generally, there is no penalty to prepay a mortgage loan we have originated or purchased. If rates decrease, the customer has an economic incentive to lower the cost of their mortgage (through a lower interest rate) with only the fees associated with the new mortgage or loan modification to attain the lower cost mortgage. In a decreasing rate environment, prepayments increase and the average life of a mortgage shortens compared to higher rate environments. When interest rates increase, the economic incentive for a customer to modify their mortgage debt is reduced, resulting in lower prepayment assumptions. In an increasing rate environment, prepayments decrease and the average life of the mortgage lengthens compared to lower rate environments. Holders of certificates of deposit have the ability to modify the terms of their deposits by withdrawing before maturity the balance in their account. Generally a penalty is assessed for such early withdrawal. In a decreasing rate environment the economic incentive to the depositor probably does not exist because the rate on the new account would likely be lower than they are currently receiving. Given the short term nature of our certificates of deposit, in an increasing rate environment a customer will likely wait until maturity to change the terms of their deposit, which would result in no change to the expected lives of our certificates of deposit in a rising rate environment. These characteristics of financial assets and liabilities result in a decrease in the estimated value of the Bank's MVPE in rising rate environments and increases our estimates of sensitivity to changes in MVPE.

The Bank's measure of its MVPE sensitivity to decreases in interest rates indicates a positive change at September 30, 2006. The increase in MVPE if interest rates drop 100 basis points is primarily driven by the continued short-term nature of our liabilities compared to the shortening in the expected lives of our assets, compared to the base case rate scenario, as a result of an assumed increase in prepayment speeds on mortgage-related assets, primarily our fixed-rate loan portfolio. Given the current composition of our loan portfolio and the current interest rate environment, it is likely that many of our customers would be economically enticed to refinance or modify their mortgage loans with a 100 basis point decline in rates compared to the base case scenario. For the Bank's MVPE to be negatively impacted in a decreasing rate environment, it would require an increase in cash flows from mortgage prepayments, refinances or modifications of loans to market rates lower than anticipated in the above analysis. The higher prepayment assumptions shorten the expected average lives on our fixed-rate assets thereby decreasing the sensitivity of the present value of their cash flows to changes in interest rates, while the expected average lives of our liabilities remains largely unchanged.

The Bank's estimate of its changes in MVPE from the base case in rising rate environments continued its trend towards more sensitivity. This was primarily driven by the increase in the 30-year fixed-rate loan portfolio, the trend for customers to shorten the maturities of their certificates of deposit, and the average shorter maturity of our FHLB advances as they move toward maturity. As rates increase, the estimated fair values of the liabilities with short average lives do not respond to rates in the same manner as the longer maturity loans, such as our fixed-rate loans, which have longer average lives. The prepayment assumptions on the fixed-rate loans in particular, and all loans in general, anticipate prepayment rates in the increasing rate environments that would only be realized through normal changes in customers lives, such as divorce, death, job-related relocations, and other life changing events. The lower prepayment assumptions extend the expected average lives on these assets thereby increasing their sensitivity to changes in interest rates. The net effect of these characteristics of short-lived liabilities and long-lived assets is to increase the sensitivity of the Bank to changes in interest rates.

Management realizes that this level of sensitivity, while in compliance with limits established by the board of directors, exposes the Bank to significant challenges in its operations. As previously discussed, subsequent to September 30, 2006, management sold the trading securities acquired through the loan swap transaction. The proceeds from the sale were invested into investment securities with terms to maturity or terms to reprice of generally two years or less. Management intends to continue purchasing shorter duration securities for the foreseeable future. Additionally, management is considering paying off some portion of maturing FHLB advances, rather than renewing the advances, during fiscal year 2007. These strategies are expected to modestly reduce the Bank's interest rate risk sensitivity. However, these changes may, depending on the shape of the yield curve and the resulting mix of funding and investing, cause the net interest margin of the Bank to continue to compress as a result of the yields on the short duration assets being significantly lower than yields on long duration assets and the increase in the cost of funding without the opportunity to increase the yields of the assets already on the Bank's balance sheet.

The assumptions used by management to evaluate the sensitivity of our financial performance to changes in interest rates presented in the tables above are utilized in, and set forth under, the gap table and related notes beginning on page 19. Although management finds these assumptions reasonable given the constraints described above, the interest rate sensitivity of our assets and liabilities and the estimated effects of changes in interest rates on our net interest income and MVPE indicated in the above tables could vary substantially if different assumptions were used or actual experience differs from these assumptions.

**Gap Table:** The gap table summarizes the anticipated maturities or repricing of our interest-earning assets and interest-bearing liabilities as of September 30, 2006, based on the information and assumptions set forth in the notes below.

| | Within Three Months | Three to Twelve Months | More Than One Year to Three Years | More Than Three Years to Five Years | Over Five Years | Total |
|---|---|---|---|---|---|---|
| | (Dollars in thousands) | | | | | |
| Interest-earning assets: | | | | | | |
| Loans receivable[1][2]: | | | | | | |
| Mortgage loans: | | | | | | |
| Fixed | $ 155,899 | $ 413,401 | $ 841,859 | $ 574,593 | $ 1,121,283 | $ 3,107,035 |
| Adjustable | 143,127 | 521,911 | 770,753 | 457,525 | 18,671 | 1,911,987 |
| Other loans | 159,445 | 5,535 | 8,950 | 6,696 | 42,898 | 223,524 |
| Securities: | | | | | | |
| Non-mortgage[3] | -- | 111,610 | 266,464 | -- | 51,201 | 429,275 |
| Mortgage-related[4] | 117,309 | 509,746 | 724,176 | 270,827 | 465,419 | 2,087,477 |
| Other interest-earning assets | 141,800 | -- | -- | -- | -- | 141,800 |
| Total interest-earning assets | 717,580 | 1,562,203 | 2,612,202 | 1,309,641 | 1,699,472 | 7,901,098 |
| Interest-bearing liabilities: | | | | | | |
| Deposits: | | | | | | |
| Passbook and passcard [5] | 2,207 | 6,620 | 17,867 | 14,995 | 64,658 | 106,347 |
| Checking [5] | 8,780 | 26,341 | 66,259 | 55,218 | 246,300 | 402,898 |
| Money market [5] | 35,794 | 107,383 | 193,329 | 148,570 | 323,834 | 808,910 |
| Certificates | 518,974 | 1,140,164 | 839,283 | 82,201 | 1,654 | 2,582,276 |
| Borrowings [6] | 800,000 | 750,000 | 1,520,000 | 226,000 | 53,609 | 3,349,609 |
| Total interest-bearing liabilities | 1,365,755 | 2,030,508 | 2,636,738 | 526,984 | 690,055 | 7,250,040 |
| Excess (deficiency) of interest-earning assets over interest-bearing liabilities | $ (648,175) | $ (468,305) | $ (24,536) | $ 782,657 | $ 1,009,417 | $ 651,058 |
| Cumulative excess (deficiency) of interest-earning assets over interest-bearing liabilities | $ (648,175) | $ (1,116,480) | $ (1,141,016) | $ (358,359) | $ 651,058 | |
| Cumulative excess (deficiency) of interest-earning assets over interest-bearing liabilities as a percent of total assets at September 30, 2006 | (7.91)% | (13.62)% | (13.92)% | (4.37)% | 7.94% | |
| Cumulative one-year gap at September 30, 2005 | | (4.01)% | | | | |
| Cumulative one-year gap at September 30, 2004 | | (5.54)% | | | | |

(1) Adjustable-rate loans are included in the period in which the rate is next scheduled to adjust, rather than in the period in which the loans are due or in the period in which repayments are expected to occur prior to their next rate adjustment. Fixed-rate loans are included in the periods in which they are scheduled to be repaid, based on scheduled amortization and prepayment assumptions.
(2) Balances have been reduced for non-performing loans, which totaled $5.6 million at September 30, 2006.
(3) Based on contractual maturities or term to call date based on the current rate environment, and excludes the unrealized loss adjustment of $205 thousand on available-for sale investment securities.
(4) Reflects estimated prepayments of mortgage-related securities in our portfolio, and excludes the unrealized loss adjustment of $2.7 million on available-for-sale mortgage-related securities. As previously discussed, subsequent to September 30, 2006, all trading securities ($396.9 million at September 30, 2006) were sold.
(5) Although our checking, passbook and passcard savings and money market accounts are subject to immediate withdrawal, management considers a substantial amount of such accounts to be core deposits having significantly longer effective maturities. The decay rates (the assumed rate at which the balance of existing accounts would decline) used on these accounts are based on assumptions developed based upon our actual experience with these accounts. If all of our checking, passbook and passcard savings and money market accounts had been assumed to be subject to repricing within one year, interest-bearing liabilities which were estimated to mature or reprice within one year would have exceeded interest-earning assets with comparable characteristics by $2.25 billion, for a cumulative one-year gap of (27.41)% of total assets.
(6) Borrowings exclude the $27.3 million unrealized loss adjustment on the swapped FHLB advances and $142 thousand of capitalized debt issuance costs on other borrowings.

The increase in the negative cumulative gap in the table on the previous page is a result of the approaching FHLB advance maturity dates, and customers shifting from medium and long-term to short-term certificates of deposit. The Bank's asset lives are extending as a result of the continued growth in the 30 year fixed-rate mortgage loan portfolio while the liability lives (FHLB advances and certificate of deposit portfolio) are shortening.

The table on the previous page contains certain assumptions which affect the presentation. Although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types of assets and liabilities may lag behind changes in market interest rates. Certain assets, such as ARM loans, have features that restrict changes in interest rates on a short-term basis and over the life of the asset. In the event of a change in interest rates, prepayment and early withdrawal levels likely would deviate significantly from those assumed in calculating the table.

The FHLB advances designated in hedging relationships have maturities ranging from May 2008 to August 2010. At September 30, 2006, the Bank was in a paying position on the interest rate swaps. If the one month LIBOR rate remains higher than 3.68% (weighted average break even LIBOR rate), then the Bank will continue to be in a paying position on the interest rate swaps. The following summarizes the interest rate swap agreements by maturity date at September 30, 2006:

| | September 30, 2006 | | | | | | |
|---|---|---|---|---|---|---|---|
| | | | Paying | | | | |
| Fiscal Year Maturity | Fair Value(1) | Notional Principal Amount | 1 Month LIBOR Rate(2) | Margin | Interest Rate | Receiving Interest Rate | Spread |
| | (Dollars in thousands) | | | | | | |
| 2008 | $ (6,377) | $ 225,000 | 5.33% | 2.41% | 7.74% | 5.68% | (2.06)% |
| 2010 | (20,918) | 575,000 | 5.33 | 2.51 | 7.84 | 6.35 | (1.49) |
| | $ (27,295) | $ 800,000 | 5.33% | 2.48% | 7.81% | 6.16% | (1.65)% |

(1) The one month LIBOR rate as of September 30, 2006 was 5.32%. This rate was used to calculate the fair value of the interest rate swaps at September 30, 2006. This rate plus the margin noted above will be the paying interest rate during October 2006.
(2) The one month LIBOR rate as of August 30, 2006 was 5.33%. This rate plus the margin noted above was the paying interest rate during September 2006.

**Weighted Average Yields and Rates**

The following table presents the weighted average yields earned on loans, investments and other interest-earning assets, the weighted average rates paid on deposits, certificates and borrowings and the resultant interest rate spreads at the dates indicated.

| | At September 30, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| Weighted average yield on: | | | |
| Loans receivable | 5.64% | 5.49% | 5.44% |
| Mortgage-related securities | 4.54 | 3.71 | 3.57 |
| Investment securities | 4.46 | 4.54 | 4.89 |
| Capital stock of FHLB | 6.24 | 4.70 | 3.75 |
| Cash and cash equivalents | 5.19 | 3.70 | 1.76 |
| Combined weighted average yield on interest-earning assets | 5.29 | 4.96 | 4.72 |
| Weighted average rate paid on: | | | |
| Passbook and passcard deposits | 0.65 | 0.65 | 0.65 |
| Checking deposits | 0.21 | 0.21 | 0.21 |
| Money market deposits | 3.31 | 2.06 | 1.33 |
| Certificates of deposit | 4.35 | 3.35 | 2.79 |
| Borrowings | 4.93 | 4.45 | 3.87 |
| Combined weighted average rate paid on interest-bearing liabilities | 4.22 | 3.50 | 2.95 |
| Spread | 1.07% | 1.46% | 1.77% |

**Average Balance Sheet:** The following table presents certain information regarding our financial condition and net interest income for 2006, 2005, and 2004. The table presents the average yield on interest-earning assets and the average cost of interest-bearing liabilities for the periods indicated. We derived the yields and costs by dividing income or expense by the average balance of interest-earning assets or interest-bearing liabilities, respectively, for the periods shown. We derived average balances from daily balances over the periods indicated, except as noted. Interest income includes fees that we considered adjustments to yields. Yields on tax-exempt securities were not calculated on a tax-equivalent basis.

| | September 30, 2006 | | | September 30, 2005 | | | September 30, 2004 | | |
|---|---|---|---|---|---|---|---|---|---|
| | Average Outstanding Balance | Interest Earned/ Paid | Yield/ Rate | Average Outstanding Balance | Interest Earned/ Paid | Yield/ Rate | Average Outstanding Balance | Interest Earned/ Paid | Yield/ Rate |
| | | | | (Dollars in thousands) | | | | | |
| Assets | | | | | | | | | |
| Interest-earning assets: | | | | | | | | | |
| Loans receivable[1] | $ 5,314,972 | $ 286,372 | 5.39% | $ 4,838,914 | $ 260,294 | 5.38% | $ 4,230,033 | $ 236,917 | 5.60% |
| Other loans | 216,600 | 17,450 | 8.06 | 208,898 | 13,678 | 6.55 | 198,171 | 10,448 | 5.26 |
| Total loans receivable, net | 5,531,572 | 303,822 | 5.49 | 5,047,812 | 273,972 | 5.43 | 4,428,204 | 247,365 | 5.59 |
| Mortgage-related securities | 1,902,579 | 75,806 | 3.98 | 2,518,237 | 91,742 | 3.64 | 2,825,549 | 94,469 | 3.34 |
| Investments and cash equivalents | 475,484 | 21,387 | 4.50 | 577,361 | 26,259 | 4.55 | 907,752 | 36,895 | 4.07 |
| Capital stock of FHLB | 174,094 | 9,913 | 5.69 | 177,055 | 8,134 | 4.59 | 171,208 | 6,104 | 3.57 |
| Total interest-earning assets[1] | 8,083,729 | 410,928 | 5.08 | 8,320,465 | 400,107 | 4.81 | 8,332,713 | 384,833 | 4.62 |
| Other noninterest-earning assets[2] | 159,286 | | | 174,914 | | | 148,425 | | |
| Total assets | $ 8,243,015 | | | $ 8,495,379 | | | $ 8,481,138 | | |
| Liabilities and stockholders' equity | | | | | | | | | |
| Interest-bearing liabilities: | | | | | | | | | |
| Passbook and passcard | $ 114,234 | 697 | 0.61 | $ 124,969 | 780 | 0.62 | $ 123,077 | 778 | 0.63 |
| Checking | 396,934 | 857 | 0.22 | 393,645 | 871 | 0.22 | 382,528 | 863 | 0.23 |
| Money market | 845,233 | 22,443 | 2.66 | 917,596 | 16,688 | 1.82 | 934,499 | 12,054 | 1.29 |
| Certificates | 2,555,952 | 98,551 | 3.86 | 2,619,421 | 78,660 | 3.00 | 2,722,083 | 79,236 | 2.90 |
| Total deposits | 3,912,353 | 122,548 | 3.14 | 4,055,631 | 96,999 | 2.39 | 4,162,187 | 92,931 | 2.23 |
| FHLB advances[3] | 3,284,554 | 157,197 | 4.73 | 3,442,395 | 144,110 | 4.16 | 3,252,325 | 174,276 | 5.28 |
| Borrowings, other | 53,378 | 4,160 | 7.69 | 53,380 | 3,092 | 5.71 | 27,820 | 1,435 | 4.21 |
| Total interest-bearing liabilities | 7,250,285 | 283,905 | 3.89 | 7,551,406 | 244,201 | 3.22 | 7,442,332 | 268,642 | 3.57 |
| Other noninterest-bearing liabilities[2] | 129,875 | | | 89,943 | | | 103,582 | | |
| Stockholders' equity[2] | 862,855 | | | 854,030 | | | 935,224 | | |
| Total liabilities and stockholders' equity | $ 8,243,015 | | | $ 8,495,379 | | | $ 8,481,138 | | |
| Net interest income | | $ 127,023 | | | $ 155,906 | | | $ 116,191 | |
| Net interest rate spread | | | 1.19% | | | 1.59% | | | 1.05% |
| Net earning assets | $ 833,444 | | | $ 769,059 | | | $ 890,381 | | |
| Net interest margin | | | 1.57% | | | 1.87% | | | 1.39% |
| Ratio of interest-earning assets to interest-bearing liabilities | | | 1.11 | | | 1.10 | | | 1.12 |

(1) Calculated net of deferred loan fees, loan discounts, and loans in process. Non-accruing loans are included in the loans receivable average balance at a yield of zero percent.
(2) Calculated using month end balances.
(3) Includes an increase in net interest expense of $8.6 million as a result of interest rate swaps for the year ended September 30, 2006. Includes a reduction in net interest expense of $7.3 million and $15.7 million as a result of interest rate swaps for the years ended September 30, 2005 and 2004, respectively.

**Rate/Volume Analysis:** The table below presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities, comparing fiscal years 2006 to 2005 and fiscal years 2005 to 2004. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in volume, which are changes in the average balance multiplied by the previous year's average rate and (2) changes in rate, which are changes in the average rate multiplied by the average balance from the previous year. The net changes attributable to the combined impact of both rate and volume have been allocated proportionately to the changes due to volume and the changes due to rate.

| | Year Ended September 30, | | | | | |
|---|---|---|---|---|---|---|
| | 2006 vs. 2005 | | | 2005 vs. 2004 | | |
| | Increase (Decrease) Due to | | | Increase (Decrease) Due to | | |
| | Volume | Rate | Total | Volume | Rate | Total |
| | (Dollars in thousands) | | | | | |
| Interest-earning assets: | | | | | | |
| Loans receivable, net | $ 26,252 | $ 3,598 | $ 29,850 | $ 33,130 | $ (6,523) | $ 26,607 |
| Mortgage-related securities | (25,789) | 9,853 | (15,936) | (15,533) | 12,806 | (2,727) |
| Investment and cash equivalents | (4,859) | (13) | (4,872) | (15,411) | 4,775 | (10,636) |
| Capital stock of FHLB | (134) | 1,913 | 1,779 | 214 | 1,816 | 2,030 |
| Total interest-earning assets | $ (4,530) | $ 15,351 | $ 10,821 | $ 2,400 | $ 12,874 | $ 15,274 |
| Interest-bearing liabilities: | | | | | | |
| Passbook and passcard | $ (66) | $ (12) | $ (78) | $ 12 | $ (12) | $ -- |
| Checking | 7 | -- | 7 | 28 | (41) | (13) |
| Money market | (1,192) | 6,975 | 5,783 | (214) | 4,859 | 4,645 |
| Certificates | (1,832) | 21,669 | 19,837 | (3,894) | 3,330 | (564) |
| FHLB advances and other borrowings | (6,438) | 20,593 | 14,155 | 7,959 | (36,468) | (28,509) |
| Total interest-bearing liabilities | $ (9,521) | $ 49,225 | $ 39,704 | $ 3,891 | $ (28,332) | $ (24,441) |
| Net change in net interest and dividend income | $ 4,991 | $ (33,874) | $ (28,883) | $ (1,491) | $ 41,206 | $ 39,715 |

**Financial Condition**

Total assets decreased $210.6 million from $8.41 billion at September 30, 2005 to $8.20 billion at September 30, 2006. The decrease in assets was attributed mainly to a decrease in loans receivable of $243.0 million and partially to a decrease in mortgage-related securities of $60.5 million. These decreases were partially offset by an increase in cash and cash equivalents of $124.7 million.

Total liabilities decreased $208.8 million from $7.54 billion at September 30, 2005 to $7.34 billion at September 30, 2006. The decrease in liabilities was due primarily to the repayment of $200.0 million in FHLB advances, partially offset by a new advance of $46.0 million. Due to the flatness of the yield curve during fiscal year 2006, the investment opportunities available did not provide a net interest spread that would justify renewing the advances. The decrease in liabilities was also attributed to a decrease in deposits of $59.9 million, which was primarily a result of a decrease in the money market portfolio.

Stockholders' equity decreased $1.9 million from $865.1 million at September 30, 2005 to $863.2 million at September 30, 2006. The decrease was primarily a result of $46.9 million in dividend payments and partially a result of $16.7 million in stock repurchases. The decrease in stockholders' equity was partially offset by $48.1 million in net income and a $7.4 million increase in additional paid-in capital.

**Loans Receivable.** The loan portfolio decreased $243.0 million from $5.46 billion at September 30, 2005 to $5.22 billion at September 30, 2006. The decrease in the portfolio was primarily a result of principal repayments of $973.1 million and the exchange of $404.8 million of originated mortgage loans for mortgage-related securities with FHLMC in September 2006. The decrease in the loan portfolio was partially offset by loan originations of $811.2 million, mortgage loan purchases of $329.3 million and a modest slowdown in prepayment speeds during fiscal year 2006 compared to fiscal year 2005 as a result of an increase in long-term rates during fiscal year 2006.

Purchased loans from nationwide lenders represented 21.3% of the loan portfolio at September 30, 2006 compared to 21.8% at September 30, 2005. As of September 30, 2006, the average balance of a purchased loan was approximately $348 thousand compared to the average balance of approximately $139 thousand for an originated loan. Purchasing mortgage loans rather than mortgage-related securities has resulted in more assets earning a higher rate with no anticipated material increase in credit risk exposure. Our purchased mortgage loans, as measured for interest rate risk sensitivity, were less sensitive to changes in rates than the fixed-rate loans we originate as the majority of our purchased loans are ARM loans. Our purchased loans are more sensitive to changes in rates than the mortgage-related and investment securities we would have purchased, which would have likely consisted of ARMs with initial reprice terms of less than 36 months and other short duration investments.

Loans purchased from nationwide and correspondent lenders during the current fiscal year totaled $329.3 million at a weighted average rate of 5.52% compared to $857.2 million at a weighted average rate of 5.04% during the prior year. Of the loans purchased during the current and prior fiscal years, $245.9 million and $728.0 million, respectively, were adjustable-rate. The majority of purchased ARM loans have reprice terms of 36 months or greater. Generally, when acquired or originated, the initial rates on ARM loans are lower than the rates on fixed-rate loans.

Total one- to four-family loan originations during the current fiscal year were $645.4 million at an average rate of 5.96% compared to one- to four-family loan originations of $708.8 million at an average rate of 5.25% for the prior fiscal year. Of the one- to four- family loans originated, $497.5 million and $514.0 million, respectively, were fixed-rate.

The average yield on our loan portfolio increased 15 basis points from 5.49% at September 30, 2005 to 5.64% at September 30, 2006. The increase in the yield was a result of ARM loans repricing, fixed-rate mortgage loans originated or purchased at rates higher than the overall mortgage loan portfolio rate, home equity lines of credit repricing upward during the first half of fiscal year 2006 and consumer loans originated at rates higher than the overall consumer loan portfolio rate.

Generally, during the current fiscal year ended September 30, 2006, the Bank's 30-year fixed-rate loans, with no points paid by the borrower, were priced at approximately 157 basis points above the average 10-year Treasury rate, while the Bank's 15-year fixed-rate loans were priced approximately 120 basis points above the average 10-year Treasury rate. The Bank's loan pricing is comparable to the secondary mortgage market pricing.

The following tables summarize the activity in the loan portfolio for the periods indicated, excluding changes in loans in process, deferred fees and allowance for loan losses. The weighted average contractual life of our mortgage loan portfolio at September 30, 2006 and 2005 was 22.9 years. Included in the three months ended March 31, 2006 and the year ended September 30, 2006 are repayment amounts of $47.6 million which represent loans purchased during fiscal year 2005 that were repurchased by the seller.

| | For the Three Months Ended | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | September 30, 2006 | | June 30, 2006 | | March 31, 2006 | | December 31, 2005 | |
| | Amount | Rate | Amount | Rate | Amount | Rate | Amount | Rate |
| | (Dollars in thousands) | | | | | | | |
| **Loans receivable:** | | | | | | | | |
| Beginning balance | $5,601,211 | 5.51% | $5,554,691 | 5.45% | $5,600,378 | 5.41% | $5,494,387 | 5.39% |
| Originations and refinances | 215,763 | 6.63 | 249,077 | 6.46 | 150,741 | 6.34 | 195,665 | 5.98 |
| Purchases | 85,295 | 6.08 | 40,115 | 5.99 | 53,917 | 5.51 | 149,992 | 5.09 |
| Repayments | (240,209) | | (242,449) | | (249,837) | | (240,559) | |
| Principal balance of loans related to loan swap transaction | (404,819) | 5.72 | -- | -- | -- | -- | -- | -- |
| Other | 232 | | (223) | | (508) | | 893 | |
| Ending balance | $5,257,473 | 5.55% | $5,601,211 | 5.51% | $5,554,691 | 5.45% | $5,600,378 | 5.41% |

| | For the Year Ended September 30, | | | |
|---|---|---|---|---|
| | 2006 | | 2005 | |
| | Amount | Rate | Amount | Rate |
| | (Dollars in thousands) | | | |
| **Loans receivable:** | | | | |
| Beginning balance | $5,494,387 | 5.39% | $4,794,442 | 5.38% |
| Originations and refinances | 811,246 | 6.37 | 867,522 | 5.51 |
| Purchases | 329,319 | 5.52 | 857,207 | 5.03 |
| Repayments | (973,054) | | (1,026,175) | |
| Principal balance of loans related to loan swap transaction | (404,819) | 5.72 | -- | -- |
| Other | 394 | | 1,391 | |
| Ending balance | $5,257,473 | 5.55% | $5,494,387 | 5.39% |

**Mortgage-Related Securities.** The balance of mortgage-related securities decreased $60.5 million from $2.15 billion at September 30, 2005 to $2.08 billion at September 30, 2006. The decrease in the portfolio was primarily a result of $564.4 million in maturities which were not replaced in their entirety. The decrease was partially offset by the securities received in the loan swap transaction and $111.1 million of purchases during fiscal year 2006. The Bank received securities with a fair value of $395.8 million in the loan swap transaction. Management classified the securities as trading. As previously discussed, subsequent to September 30, 2006, the trading securities were sold at approximately book value.

The following tables provide a summary of the activity in our portfolio of mortgage-related securities for the periods presented. The yields and weighted average life ("WAL") for purchases are presented as recorded at the time of purchase. The yields for the beginning and ending balances are as of the period presented and are generally derived from recent prepayment activity on the securities in the portfolio as of the dates presented. The increase in the yield at September 30, 2006 compared to September 30, 2005 was a result of existing adjustable-rate securities in the portfolio repricing upward, the addition of the trading securities, and the purchase of securities which had a net yield greater than that of the existing portfolio. Excluding the yield on the trading securities, the portfolio yield would have been 4.26% at September 30, 2006. The beginning and ending WAL is the estimated remaining maturity of the underlying collateral after projected prepayment speeds have been applied. The increase in the WAL at September 30, 2006 can be attributed primarily to the addition of the trading securities which had a net WAL greater than that of the portfolio. Excluding the WAL of the trading securities, the portfolio WAL would have been 3.74 years at September 30, 2006.

| | For the Three Months Ended | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | September 30, 2006 | | | June 30, 2006 | | | March 31, 2006 | | | December 31, 2005 | | |
| | Amount | Yield | WAL | Amount | Yield | WAL | Amount | Yield | WAL | Amount | Yield | WAL |
| | (Dollars in thousands) | | | | | | | | | | | |
| **Mortgage-related securities:** | | | | | | | | | | | | |
| Beginning balance | $1,788,858 | 4.14% | 3.85 | $1,839,593 | 4.01% | 3.30 | $1,967,564 | 3.84% | 3.43 | $2,145,254 | 3.71% | 3.38 |
| Maturities and repayments | (125,549) | | | (135,663) | | | (127,409) | | | (175,734) | | |
| Net amortization of premiums/discounts | (1,222) | | | (1,709) | | | (1,662) | | | (2,439) | | |
| Purchases: | | | | | | | | | | | | |
| Fixed-rate | -- | -- | -- | 10,092 | 6.50 | 1.65 | 983 | 5.65 | 7.88 | -- | -- | -- |
| Adjustable-rate | 22,239 | 5.95 | 1.88 | 77,792 | 5.98 | 2.14 | -- | -- | -- | -- | -- | -- |
| Fair value of securities received in loan swap transaction | 395,828 | 5.73 | 7.15 | -- | -- | -- | -- | -- | -- | -- | -- | -- |
| Other-than-temporary impairment of AFS securities | (472) | | | -- | | | -- | | | -- | | |
| Change in valuation on securities: | | | | | | | | | | | | |
| Trading | 1,076 | | | -- | | | -- | | | -- | | |
| Available-for-sale | 4,028 | | | (1,247) | | | 117 | | | 483 | | |
| Ending balance | $2,084,786 | 4.54% | 4.39 | $1,788,858 | 4.14% | 3.85 | $1,839,593 | 4.01% | 3.30 | $1,967,564 | 3.84% | 3.43 |

| Mortgage-related securities: | For the Year Ended September 30, | | | | | |
|---|---|---|---|---|---|---|
| | 2006 | | | 2005 | | |
| | Amount | Yield | WAL | Amount | Yield | WAL |
| | (Dollars in thousands) | | | | | |
| Beginning balance | $2,145,254 | 3.71% | 3.38 | $2,648,708 | 3.57% | 3.35 |
| Maturities and repayments | (564,355) | | | (797,929) | | |
| Net amortization of premiums/discounts | (7,032) | | | (12,153) | | |
| Purchases: | | | | | | |
| Fixed-rate | 11,075 | 6.42 | 2.20 | 118,943 | 4.53 | 4.74 |
| Adjustable-rate | 100,031 | 5.97 | 2.08 | 190,563 | 4.50 | 4.86 |
| Fair value of securities received in loan swap transaction | 395,828 | 5.73 | 7.15 | -- | -- | -- |
| Other-than-temporary impairment of AFS securities | (472) | | | -- | | |
| Change in valuation on securities: | | | | | | |
| Trading | 1,076 | | | -- | | |
| Available-for-sale | 3,381 | | | (2,878) | | |
| Ending balance | $2,084,786 | 4.54% | 4.39 | $2,145,254 | 3.71% | 3.38 |

**Investment Securities.** Investment securities, which consist of agency bonds (primarily issued by Federal National Mortgage Association or FHLMC) and municipal investments, decreased slightly from $430.5 million at September 30, 2005 to $429.5 million at September 30, 2006. The following tables provide a summary of the activity of investment securities for the periods presented. The yields for the beginning and ending balances are as of the periods presented. The decrease in the yield at September 30, 2006 compared to September 30, 2005 was a result of securities maturing with yields greater than the portfolio, partially offset by security purchases with net yields greater than the overall portfolio yield but less than the yield of the maturing securities. The maturing securities were purchased in May 2001 and had a weighted average yield of approximately 5.51% at maturity. The beginning and ending WAL represent the estimated remaining maturity of the underlying collateral after projected call dates have been considered, based upon market rates at each date presented. The increase in the WAL at September 30, 2006 compared to September 30, 2005 was primarily due to maturities during fiscal year 2006 which was partially offset by purchases with a net WAL less than that of the portfolio.

| | For the Three Months Ended | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | September 30, 2006 | | | June 30, 2006 | | | March 31, 2006 | | | December 31, 2005 | | |
| | Amount | Yield | WAL | Amount | Yield | WAL | Amount | Yield | WAL | Amount | Yield | WAL |
| | (Dollars in thousands) | | | | | | | | | | | |
| **Investment securities:** | | | | | | | | | | | | |
| Beginning balance | $382,128 | 4.35% | 3.09 | $380,518 | 4.41% | 2.84 | $430,517 | 4.54% | 2.73 | $430,499 | 4.54% | 2.48 |
| Maturities and calls | (10,000) | | | (140,510) | | | (50,000) | | | -- | | |
| Net amortization of premiums/discounts | 114 | | | 10 | | | 1 | | | 18 | | |
| Purchases - fixed | 56,730 | 5.36 | 1.72 | 142,413 | 5.32 | 1.27 | -- | | | -- | | |
| Change in valuation on AFS securities | 508 | | | (303) | | | -- | | | -- | | |
| Ending balance | $429,480 | 4.46% | 2.63 | $382,128 | 4.35% | 3.09 | $380,518 | 4.41% | 2.84 | $430,517 | 4.54% | 2.73 |

| | For the Year Ended September 30, | | | | | |
|---|---|---|---|---|---|---|
| | 2006 | | | 2005 | | |
| | Amount | Yield | WAL | Amount | Yield | WAL |
| | (Dollars in thousands) | | | | | |
| **Investment securities:** | | | | | | |
| Beginning balance | $430,499 | 4.54% | 2.48 | $638,079 | 4.89% | 1.73 |
| Maturities and calls | (200,510) | | | (207,000) | | |
| Net amortization of premiums/discounts | 143 | | | (580) | | |
| Purchases - fixed | 199,143 | 5.33 | 1.39 | -- | -- | -- |
| Change in valuation on AFS securities | 205 | | | -- | | |
| Ending balance | $429,480 | 4.46% | 2.63 | $430,499 | 4.54% | 2.48 |

**Deferred Income Tax Asset.** Under the Internal Revenue Code, the Bank is required to amortize the $236.1 million prepayment penalty associated with the FHLB advance refinancing during fiscal year 2004 over the term of the new advances as an original issue discount. Through September 30, 2010, the Bank will take annual deductions on its tax return for the amount of the original issue discount amortized in that year, as a yield adjustment to recorded FHLB advance expense. The Bank will take a deduction of $25.3 million on its fiscal year 2006 tax return related to the amortization of the original issue discount. The Bank recorded a deferred tax asset of $89.5 million associated with the FHLB advance refinancing, and had a remaining balance of $37.7 million at September 30, 2006, for the original issue discount that will be amortized in the future.

**Liabilities.** Liabilities decreased $208.8 million from $7.54 billion at September 30, 2005 to $7.34 billion at September 30, 2006. The decrease in liabilities was due primarily to the repayment of $200.0 million in FHLB advances, partially offset by a new advance of $46.0 million. The decrease in liabilities was also attributed to a decrease in deposits of $59.9 million, which was primarily a result of a decrease in the money market portfolio.

During fiscal year 2006, the Bank paid down $200.0 million of maturing FHLB advances rather than entering into new advances as the interest rate on the Bank's short-term investment opportunities for those funds were less than or equal to what the rate would have been on the new advances as a result of the current inverted-to-flat yield curve. The weighted rate on the FHLB advances (including the impact of the interest rate swaps) increased 46 basis points from 4.42% at September 30, 2005 to 4.88% at September 30, 2006. The increase in the rate between periods was primarily a result of the interest rate swaps and to a lesser extent the FHLB advances that matured which had a weighted average rate of 3.60%.

Management will continue to monitor the Bank's investment opportunities and balance those opportunities with the cost of FHLB advances or other funding sources. As previously discussed, management is considering paying off some portion of the maturing FHLB advances rather than renewing them during fiscal year 2007.

The $59.9 million decrease in the deposit portfolio was primarily a result of a $64.7 million decrease in the money market portfolio, offset by a $15.2 million increase in the certificate of deposit portfolio. The increase in the certificate of deposit portfolio was primarily a result of growth in public unit deposits. As previously discussed, during fiscal year 2006 the Bank experienced aggressive deposit pricing by other financial institutions in its local markets. Additionally, customers are selecting other investment products rather than the Bank's money market and certificates of deposit products.

At September 30, 2006, $233.5 million of our $2.58 billion in certificates were brokered and public unit deposits, compared to $207.8 million in brokered and public unit deposits at September 30, 2005. The $25.7 million increase between September 30, 2005 and September 30, 2006 was primarily attributed to an increase in public unit deposits of $65.6 million, partially offset by a decrease in brokered deposits of $40.0 million. The decrease in brokered deposits was a result of maturities that were not retained because the Bank was not in the market for brokered deposits at the time of maturity for those deposits. Management will continue to monitor the wholesale deposit market.

The tables below present the Company's deposit portfolio at the dates indicated.

| | At June 30, 2006 | | | At March 31, 2006 | | | At December 31, 2005 | | |
|---|---|---|---|---|---|---|---|---|---|
| | Amount | Average Rate | % of Total | Amount | Average Rate | % of Total | Amount | Average Rate | % of Total |
| | | | | (Dollars in thousands) | | | | | |
| Checking | $ 420,933 | 0.21% | 10.80% | $ 433,913 | 0.21% | 10.81% | $ 423,148 | 0.21% | 10.75% |
| Passbook & passcard | 113,018 | 0.65 | 2.90 | 118,582 | 0.65 | 2.95 | 115,075 | 0.65 | 2.92 |
| Money market | 834,419 | 3.15 | 21.42 | 854,350 | 2.53 | 21.28 | 869,398 | 2.32 | 22.08 |
| Certificates | 2,527,499 | 4.14 | 64.88 | 2,608,283 | 3.83 | 64.96 | 2,529,616 | 3.59 | 64.25 |
| Total deposits | $3,895,869 | 3.40% | 100.00% | $4,015,128 | 3.07% | 100.00% | $3,937,237 | 2.86% | 100.00% |

| | At September 30, 2006 | | | At September 30, 2005 | | |
|---|---|---|---|---|---|---|
| | Amount | Average Rate | % of Total | Amount | Average Rate | % of Total |
| | | | (Dollars in thousands) | | | |
| Checking | $ 402,898 | 0.21% | 10.33% | $ 398,490 | 0.21% | 10.06% |
| Passbook & passcard | 106,347 | 0.65 | 2.73 | 121,133 | 0.65 | 3.06 |
| Money market | 808,910 | 3.31 | 20.74 | 873,570 | 2.06 | 22.06 |
| Certificates | 2,582,276 | 4.35 | 66.20 | 2,567,104 | 3.35 | 64.82 |
| Total deposits | $ 3,900,431 | 3.61% | 100.00% | $3,960,297 | 2.67% | 100.00% |

**Stockholders' Equity.** Total stockholders' equity decreased $1.9 million from $865.1 million at September 30, 2005 to $863.2 million at September 30, 2006. The decrease was primarily a result of $46.9 million in dividend payments and partially a result of $16.7 million of stock repurchases. These decreases in stockholders' equity were partially offset by $48.1 million in net income and a $7.4 million increase in additional paid-in capital primarily due to mark-to-market adjustments on shares allocated to the Employee Stock Ownership Plan ("ESOP") and stock options exercised.

During fiscal year 2006, the Company repurchased 486,668 shares at an average price of $32.82, compared to 168,882 shares repurchased at an average price of $34.19 during fiscal year 2005. Excluded from the share repurchase numbers are shares that were surrendered in payment of the exercise price for the exercise of options, which totaled 21,883 and 77,548 for fiscal years ended September 30, 2006 and 2005, respectively. During the year, the board of directors approved a new stock repurchase program. Under the new plan, the Company intends to repurchase up to 500,000 shares from time to time, depending on market and other conditions, in open-market and other transactions. The shares would be held as treasury stock for general corporate use. The new plan has no expiration date and commenced in September 2006, after all shares from the previous program had been repurchased. See additional discussion in "Item 5. Market for the Registrant's Common Stock, Related Security Holder Matters and Issuer Purchases of Equity Securities."

Each quarter since the Company's initial public offering, approximately 50,410 shares of Company stock have been allocated to the ESOP participants, decreasing the balance of ESOP unearned compensation by $504 thousand per quarter or $2.0 million each fiscal year. During fiscal year 2006, mark-to-market adjustments of $4.7 million were recorded in additional paid-in capital on the allocated shares in accordance with Statement of Position ("SOP") 93-6 "Employers' Accounting for Employee Stock Ownership Plans".

Dividends from the Company are the only source of funds for MHC. It is expected that MHC will waive future dividends except to the extent dividends are needed to fund continuing operations. The following table shows the number of shares eligible to receive dividends because of the waiver of dividends by MHC at September 30, 2006. The unvested shares in ESOP receive dividends that are recorded through compensation expense.

| | |
|---|---|
| Total voting shares outstanding at September 30, 2005 | 74,286,889 |
| Treasury stock acquisitions | (508,551) |
| Recognition and Retention Plan ("RRP") grants, net | 22,500 |
| Options exercised, net | 231,092 |
| Total voting shares outstanding at September 30, 2006 | 74,031,930 |
| Unvested shares in ESOP | (1,411,470) |
| Shares held by MHC | (52,192,817) |
| Total shares eligible to receive dividends at September 30, 2006 (public shares) | 20,427,643 |

**Comparison of Results of Operations for the Years Ended September 30, 2006 and 2005**

For fiscal year 2006, the Company recognized net income of $48.1 million compared to net income of $65.1 million in fiscal year 2005. The $17.0 million decrease in net income was primarily a result of a $28.9 million decrease in net interest and dividend income offset by a $9.7 million decrease in income tax expense.

Net interest and dividend income in the current fiscal year was $127.0 million compared to $155.9 million in the prior fiscal year. The $28.9 million decrease between the two periods was a result of a $39.7 million increase in interest expense, which was partially offset by a $10.8 million increase in interest and dividend income. The increase in interest expense was mainly attributable to higher rates on the certificate of deposit portfolio, money market portfolio and the interest rate swaps which are all generally priced based upon short-term interest rates (two year and shorter maturities).

Interest income on loans receivable in the current fiscal year was $303.8 million compared to $274.0 million in the prior fiscal year. The $29.8 million increase in loan interest income was primarily due to a $483.8 million increase in the average balance of the portfolio as a result of loan originations and purchases, and a slowdown in prepayment speeds during fiscal year 2006. The weighted average yield of the loan portfolio for the current fiscal year increased 6 basis points to 5.49%, compared to 5.43% for the same period one year ago. The increase in the yield was due to home equity and ARM loans repricing to higher rates and fixed- and adjustable-rate mortgage loans originated and purchased at rates generally higher than the average yield on the existing loan portfolio.

Interest income on mortgage-related securities in the current fiscal year was $75.8 million compared to $91.7 million in the prior fiscal year. The $15.9 million decrease in interest income was a result of a $615.7 million decrease in the average balance of the portfolio, which was partially offset by an increase in the weighted average yield of 34 basis points to 3.98% for the current fiscal year. The weighted average yield increased during the current fiscal year primarily due to purchases of mortgage-related securities with yields higher than that of the total portfolio and adjustable-rate securities in the portfolio repricing to a higher rate.

Interest income on investment securities in the current fiscal year was $18.0 million compared to $25.0 million in the prior fiscal year. The $7.0 million decrease in interest income was primarily a result of a $123.9 million decrease in the average balance of the portfolio and, to a lesser extent, a 28 basis point decrease in the weighted average yield to 4.45% for the current fiscal year. The decrease in the average balance was a result of the timing of called and maturing securities and the purchase of new securities. The decrease in the weighted average yield of the portfolio was attributed to called and maturing securities with weighted average yields higher than that of the remaining portfolio.

Interest expense on deposits in the current fiscal year was $122.5 million compared to $97.0 million in the prior fiscal year. The $25.5 million increase was primarily a result of an increase in the average rate on the certificate of deposit and money market portfolios which was slightly offset by a decrease in the average balance of the certificate of deposit, money market, and savings portfolios. The weighted average rate of the certificate of deposit portfolio for the current fiscal year was 3.86% compared to 3.00% for the prior fiscal year. The weighted average rate of the money market portfolio for the current fiscal year was 2.66% compared to 1.82% for the prior fiscal year. The Bank increased certain deposit rates in response to the general trend of increasing interest rates to remain competitive in its markets, which resulted in an increase in the weighted average rate of the certificate of deposit and money market portfolios.

Interest expense on FHLB advances in the current fiscal year was $157.2 million compared to $144.1 million in the prior fiscal year. The $13.1 million increase in interest expense was primarily a result of an increase in the paying rate on the interest rate swaps, partially offset by a decrease in the average FHLB advance balance. The weighted average paying rate on the variable-rate interest rate swaps was 7.22% for the current fiscal year compared to 5.26% for prior fiscal year. The 196 basis point increase was due to the increase in the one month LIBOR rate between the two periods. The average balance of FHLB advances decreased as a result of the repayment of $200.0 million of maturing FHLB advances during fiscal year 2006.

During the current fiscal year, the Bank recorded a provision for loan losses of $247 thousand compared to $215 thousand in the prior fiscal year. The increase in the provision for loan losses in the current fiscal year was a result of replacing amounts in the general valuation allowance for loans transferred to specific reserves, and also a result of the movement of loans between risk categories in the general valuation model.

Total other income increased $1.5 million to $24.8 million during the current fiscal year compared to $23.3 million for the prior fiscal year. The increase in other income was primarily due to a $1.1 million net gain on trading securities. Retail fees and charges increased $978 thousand as a result of increased debit card usage, an increase in overdraft protection fees, and a decrease in the amount of overdrawn account charge-offs between periods. After the conversion to the Bank's new computer systems, the Bank will no longer charge a monthly fee or a transaction fee for internet banking or telephone payment services. The discontinuation of these fees is expected to reduce retail fees and charges by approximately $500 thousand on an annualized basis. Insurance commission income increased $464 thousand as a result of an increase in premiums written and an increase in commissions due to the lower level of claims experienced by the insurance companies with whom the Bank does business. These increases were partially offset by a $472 thousand other-than-temporary impairment on available-for-sale mortgage-related securities at September 30, 2006 and decreases in loan fees and other income, net. Subsequent to September 30, 2006, the aforementioned available-for-sale securities were sold at approximately book value. Loan fees decreased $269 thousand primarily as a result of a reduction in service fees on sold loans. Other income, net decreased $297 thousand primarily as a result of a decrease in profits on sales of real estate owned and fewer properties sold.

Total other expenses decreased $763 thousand to $72.9 million during the current fiscal year compared to $73.6 million for the prior fiscal year. The decrease was due to a $1.3 million decrease in regulatory and other services, salaries and employee benefit expenses, and advertising expense, offset by an $869 thousand increase in other expense, net. The $624 thousand decrease in regulatory and other services was related to higher consulting and audit fees in fiscal year 2005 associated with the first year of compliance with Section 404 of the Sarbanes-Oxley Act of 2002 ("SOX 404"). The $422 thousand decrease in salaries and employee benefits was primarily a result of a decrease in the costs associated with the short-term performance plan due to actual corporate performance targets exceeding minimum performance levels but falling below targeted performance levels and to the ESOP due to a decrease in the average market value of the Company's stock compared to the prior year. The decrease in costs was partially offset by a $208 thousand increase in the cost associated with the RRP as a result of RRP grants during the current fiscal year. Advertising expense decreased $274 thousand due primarily to the timing of advertising campaigns and sponsorship programs. The increase in other, net was due to miscellaneous operational expenses which were individually insignificant.

Income tax expense for the current fiscal year was $30.6 million compared to $40.3 million for the prior fiscal year. The decrease was primarily a result of a decrease in earnings in the current fiscal year compared to the prior fiscal year. The effective tax rate for the current fiscal year was 38.9%, compared to 38.3% for the prior fiscal year. The increase in the effective tax rate was primarily a result of a change in the Company's estimate of the impact of tax benefits associated with the ESOP.

The Company's efficiency ratio for the current fiscal year was 48.03% compared to 41.19% for the prior fiscal year. The increase in the efficiency ratio was due largely to the decrease in net interest income. The efficiency ratio measures a financial institution's total other expenses as a percent of its net interest income and other income. A lower value indicates that a financial institution is generating revenue with a lower level of expense. Another measure of a financial institution's ability to operate efficiently is the ratio of other expenses to total average assets, the "operating expense ratio". The Company's operating expense ratio for the current fiscal year was 0.88%, compared to 0.87% for the prior fiscal year.

**Comparison of Results of Operations for the Years Ended September 30, 2005 and 2004**

The Company recognized net income of $65.1 million for fiscal year 2005 compared to a net loss of $106.3 million for fiscal year 2004. Fiscal year 2004 net loss was primarily the result of a $146.6 million prepayment penalty, after tax, associated with refinancing $2.40 billion of FHLB advances in July of 2004. Management believes, in addition to its regular reporting requirements, it is important for comparability purposes to present selected financial results and performance ratios for fiscal year 2004 excluding the prepayment penalty on a non-GAAP basis. A non-GAAP Selected Financial Results and Ratio table is included after the discussion to provide a reconciliation of actual (GAAP) amounts and percentages to the adjusted (non-GAAP) amounts and percentages. Excluding the prepayment penalty and the related tax impact, net income for fiscal year 2004 was $40.3 million, as set forth in the non-GAAP Selected Financial Results and Ratios table. The $24.8 million increase in net income in fiscal year 2005 compared to fiscal year 2004, excluding the prepayment penalty, was primarily the result of an increase in net interest and dividend income, which was offset partially by an increase in income tax expense as a result of increased earnings.

Net interest and dividend income for fiscal year 2005 was $155.9 million compared to $116.2 million in fiscal year 2004. The $39.7 million increase primarily was a result of a $30.2 million decrease in interest expense on FHLB advances and a $26.6 million increase in interest income on loans receivable. The increases were partially offset by a $13.7 million decrease in interest income on mortgage-related securities and investment securities and a $4.1 million increase in interest expense on deposits.

Interest income on loans receivable for fiscal year 2005 was $274.0 million compared to $247.4 million in fiscal year 2004. The increase in interest income was due to a $619.6 million increase in the average balance of the loan portfolio as a result of mortgage loan purchases during fiscal year 2005. The increase was partially offset by a 16 basis point decrease in the average yield of the portfolio to 5.43% for fiscal year 2005. Generally, the rates on purchased mortgage loans were more favorable than the rates on mortgage-related securities that could have been purchased with the excess funds. During fiscal year 2005, the weighted average rate on purchased mortgage loans was 5.04% compared to a weighted average rate of 4.75% on new mortgage-related securities. Of the mortgage loans purchased during fiscal year 2005 and 2004, 85% and 71%, respectively, were adjustable-rate products which generally were at rates lower than fixed-rate products. The Bank primarily originates fixed-rate loan products in its market area. Fixed-rate loan originations during fiscal year 2005 were at a weighted average rate of 5.56% compared to 5.63% in fiscal year 2004.

Interest income on investment securities in fiscal year 2005 was $25.0 million compared to $36.0 million in fiscal year 2004. The $11.0 million decrease in interest income was due to a $287.6 million decrease in the average balance of the portfolio as a result of not replacing securities that matured or were called during fiscal year 2005. The decrease was offset by a 32 basis point increase in the average yield of the portfolio, to 4.73% for fiscal year 2005, as a result of lower yielding securities maturing during fiscal year 2004.

Interest income on mortgage-related securities in fiscal year 2005 was $91.7 million compared to $94.5 million in fiscal year 2004. The decrease in interest income on mortgage-related securities was due to a $307.3 million decrease in the average balance of the portfolio as a result of purchasing mortgage loans with excess funds rather than mortgage-related securities. The decrease was offset by a 30 basis point increase in the average yield of the portfolio, to 3.64% compared to an average 5.43% yield on the loan portfolio for fiscal year 2005, as a result of a slow down in prepayment speeds due to an increase in market interest rates during fiscal year 2005 compared to fiscal year 2004, purchasing securities during fiscal year 2005 at yields that were higher than the existing average portfolio yield and the impact of a full year of interest on securities purchased during fiscal year 2004 at yields generally higher than the existing average portfolio yield at September 30, 2004.

Interest expense on FHLB advances was $144.1 million in fiscal year 2005 compared to $174.3 million in fiscal year 2004. The refinancing of the FHLB advances reduced interest expense on the FHLB advances by $38.7 million compared to fiscal year 2004. The average rate on the FHLB advances decreased 138 basis points compared to fiscal year 2004 due to the refinancing. The reduction in interest expense on the FHLB advances was partially offset by an $8.4 million increase in interest expense on the variable-rate interest rate swaps as a result of an increase in the one month LIBOR rate between the two periods. The swapped FHLB advances had an average pay rate of 5.26% during fiscal year 2005 compared to 3.71% for fiscal year 2004.

Interest expense on deposits in fiscal year 2005 was $97.0 million compared to $92.9 million in fiscal year 2004. The $4.1 million increase in interest expense was a result of an increase in the average rate on the money market and certificate of deposit portfolios. This was partially offset by a decrease in the average balance of the money market and certificate of deposit portfolios. The Bank did not match the aggressive pricing by other financial institutions in the Bank's local markets because of the likely adverse impact on earnings. During fiscal year 2005, the Bank increased certain deposit rates to remain competitive in the mid tier competitor market, thus resulting in an increase in the money market and certificate of deposit portfolio average rates. However, the result of not matching the top tier competitors' rates has likely been the reason for the decrease in the money market and certificate of deposit portfolios during fiscal year 2005.

During fiscal year 2005, the Bank recorded a provision for loan losses of $215 thousand compared to $64 thousand in fiscal year 2004. The increase in the provision for loan losses in fiscal year 2005 was a result of an increase in the inherent risk of the loan portfolio due primarily to the increased size of the portfolio resulting from purchased mortgage loans.

Other expenses for fiscal year 2005 were $73.6 million compared to $309.0 million for fiscal year 2004. Included in other expenses in fiscal year 2004 was the $236.1 million prepayment penalty, pre-tax, associated with refinancing the FHLB advances. Excluding the prepayment penalty, other expenses in fiscal year 2005 increased $740 thousand from fiscal year 2004. Regulatory and other services increased $2.0 million as a result of additional consulting and audit fees incurred due to complying with the SOX 404. For the year ended September 30, 2005, regulatory and other services included consulting fees related to SOX 404 of $1.2 million and audit fees related to SOX 404 of $518 thousand. Other, net decreased $1.7 million due largely to a $571 thousand net recovery on the valuation of MSR in fiscal year 2005, compared to an $877 thousand net impairment on MSR in fiscal year 2004. This recovery was attributable to the reduction in prepayment activity during fiscal 2005 compared to fiscal year 2004. Salaries and employee benefits decreased $1.5 million compared to fiscal year 2004 as a result of a $3.1 million decrease in ESOP and RRP expenses. ESOP expense decreased $1.8 million due primarily to a decrease in dividends on unallocated ESOP shares as a result of fewer unallocated shares and a decrease in dividends paid during fiscal year 2005. RRP expense decreased $1.3 million due primarily to significant RRP grants fully vesting in fiscal year 2004. This was partially offset by a $1.7 million increase in the short-term performance plan expense accrued for fiscal year 2005. The Company did not accrue expenses for the short-term performance plan for the year ended September 30, 2004 and no short-term performance plan awards were paid for fiscal year 2004, resulting in the increase in fiscal year 2005 short-term performance plan expense over fiscal year 2004.

Income tax expense for fiscal year 2005 was $40.3 million compared to an income tax benefit of $63.1 million for fiscal year 2004. Excluding the prepayment penalty, income tax expense would have been $26.5 million for fiscal year 2004. The effective tax rate for fiscal year 2005 was 38.3%, a decrease of 141 basis points from fiscal year 2004, excluding the prepayment penalty. The decrease in the effective tax rate was primarily a result of the increased level of earnings of the Company, which reduced the impact of certain nondeductible expenses, and a change in the Company's estimate of the impact of tax benefits associated with the ESOP. The increase in the amount of income tax expense was a direct result of an increase in earnings compared to fiscal year 2004.

The Company's efficiency ratio for fiscal year 2005 was 41.19% compared to 52.35%, excluding the prepayment penalty, for fiscal year 2004 as set forth in the non-GAAP Selected Financial Results and Ratios table. The improvement in the efficiency ratio was due largely to the increase in net interest income, primarily a result of refinancing the FHLB advances. The Company's operating expense ratio for fiscal year 2005 was 0.87%, compared to 0.86%, excluding the prepayment penalty, for fiscal year 2004 as set forth in the non-GAAP Selected Financial Results and Ratios table.

The following table presents selected financial results and performance ratios for the years ended September 30, 2005 and 2004. Because of the magnitude and non-recurring nature of the prepayment penalty associated with refinancing $2.40 billion in FHLB advances, management believes it is important for comparability purposes to present selected financial results and performance ratios excluding the prepayment penalty. **The adjusted financial results and ratios are not presented in accordance with GAAP.**

**Non-GAAP Selected Financial Results and Ratios**

| | For the Year Ended | | | |
|---|---|---|---|---|
| | | September 30, 2004 | | |
| | September 30, 2005 | Actual (GAAP) | Prepayment Penalty | Adjusted[1] (Non-GAAP) |
| | (Dollars in thousands, except per share data) | | | |
| Financial results and ratios: | | | | |
| Net income (loss) | $ 65,059 | $ (106,275) | $ (146,565) | $ 40,290 |
| Operating expenses | 73,663 | 309,038 | 236,109 | 72,929 |
| Average assets[2] | 8,495,379 | 8,481,138 | 19,225 | 8,461,913 |
| Average equity[3] | 854,030 | 935,224 | (33,823) | 969,047 |
| Basic earnings (loss) per share | 0.90 | (1.48) | (2.04) | 0.56 |
| Diluted earnings (loss) per share[4] | 0.89 | (1.48) | (2.03) | 0.55 |
| Return on average assets | 0.77% | (1.25)% | (1.73)% | 0.48% |
| Return on average equity | 7.62 | (11.36) | (15.52) | 4.16 |
| Average equity to average assets | 10.05 | 11.03 | (0.42) | 11.45 |
| Operating expense ratio | 0.87 | 3.64 | 2.78 | 0.86 |
| Efficiency ratio | 41.19 | 221.83 | 169.48 | 52.35 |

(1) The adjusted financial results and ratios are not presented in accordance with GAAP as the amounts and ratios exclude the effect of the prepayment penalty.
(2) The adjusted average assets balance excludes the deferred tax asset associated with the refinancing.
(3) The adjusted average equity balance excludes the impact of the prepayment penalty on average equity.
(4) The prepayment penalty resulted in a net loss for fiscal year 2004. Due to the net loss, the RRP shares and stock options were not included in the computation of diluted earnings per share at September 30, 2004 as the effect on earnings per share would be anti-dilutive. Excluding the prepayment penalty results in net income for fiscal year 2004; therefore the RRP shares and stock options are included in the calculation of adjusted (non-GAAP) diluted earnings per share.

**Liquidity and Capital Resources**

Liquidity management is both a daily and long-term function of our business management. The Bank's most available liquid assets, represented by cash and cash equivalents, available-for-sale mortgage-related and investment securities, and short-term investment securities, are a product of its operating, investing and financing activities. The Bank's primary sources of funds are deposits, FHLB advances, repayments on and maturities of outstanding loans and mortgage-related securities, other short-term investments and funds provided from operations. While scheduled payments from the amortization of loans and mortgage-related securities and payments on short-term investments are relatively predictable sources of funds, deposit flows and prepayments on loans and mortgage-related securities are greatly influenced by general interest rates, economic conditions and competition and are less predictable sources of funds. To the extent possible, the Bank manages the cash flows of its portfolios by the rates it offers customers. Sources of funds are used primarily to meet our ongoing operations, to pay maturing certificates of deposit and savings withdrawals and to fund loan commitments. At September 30, 2006, approximately $1.66 billion of our $2.58 billion in certificates of deposit were scheduled to mature within one year. Based on past experience and our pricing strategy, we expect that a majority of these maturing deposits will renew, although no assurance can be given in this regard.

At September 30, 2006, cash and cash equivalents totaled $183.2 million. The cash balance in excess of short-term liquidity needs will be invested in short-duration assets in an effort to manage interest rate risk exposure by shortening the average term to maturity of our assets.

The Bank has used FHLB advances to provide funds for lending and investment activities. FHLB lending guidelines set borrowing limits as part of their underwriting standards. At September 30, 2006, the Bank's ratio of the face amount of advances to total assets, as reported to the OTS, was 40.1%. Our advances are secured by a blanket pledge of our loan portfolio, as collateral, supported by quarterly reporting to FHLB Topeka. Advances in excess of 40% of total assets, but not exceeding 55% of total assets, may be approved by the president of FHLB Topeka based upon a review of documentation supporting the use of the advances. In July 2006, the president of FHLB Topeka approved a renewal of our request to increase the Bank's borrowing limit to 45% of total assets for one year. Currently, the blanket pledge is sufficient collateral for the FHLB advances. It is possible that increases in our borrowings or decreases in our loan portfolio could require the Bank to pledge securities as collateral on the FHLB advances. The Bank's policy allows borrowing from FHLB of up to 55% of total assets. In the past, the Bank has utilized other sources for liquidity, such as secondary market repurchase agreements, but in recent years it has relied primarily on the FHLB advances.

In 2004, the Company issued $53.6 million in Junior Subordinated Deferrable Interest Debentures ("Debentures") in connection with a trust preferred securities offering. The Company received, net, $52.0 million from the issuance of the Debentures and an investment of $1.6 million in Capitol Federal Financial Trust I (the "Trust"). The Company did not down-stream the proceeds to be used by the Bank for Tier 1 capital because the Bank exceeded all regulatory requirements to be a well-capitalized institution. Instead, the Company deposited the proceeds into certificate accounts at the Bank to be used to further the Company's general corporate and capital management strategies which could include the payment of dividends.

Even with the current challenging rate environment, it is management's and the board of director's intention to continue to pay regular quarterly dividends of $0.50 per share for the foreseeable future. At September 30, 2006, Capitol Federal Financial, at the holding company level, had $116.0 million in cash and certificates of deposit.

On December 28, 2005, the Bank entered into a series of agreements with third party entities in connection with the planned replacement of the Bank's core information technology processing system. The agreements provide for the Bank's purchase of hardware, purchase and licensing of software and receipt of maintenance, support and other services. The principal software maintenance agreement has an initial term of five and one-half years, renewable thereafter for successive terms of 33 months. Also in connection with the replacement of its core information technology processing system, the Bank entered into a license and service agreement with a third party for the use of the third party's proprietary mortgage loan origination system software. Under this agreement, maintenance services are to be provided for an initial term of five years, renewable thereafter for additional one-year terms. At September 30, 2006, the Company estimated that the total cash outflows associated with the replacement of the Bank's core information technology processing system would be approximately $7.2 million, most of which will be capitalized and depreciated over a period not greater than five years. Management is anticipating incurring approximately 75% of fiscal year 2005 consulting fees related to SOX 404 during fiscal year 2007 as a result of documenting and testing controls of the new core information technology processing system to comply with SOX 404.

**Off Balance Sheet Arrangements, Commitments and Contractual Obligations**

The Company, in the normal course of business, makes commitments to buy or sell assets or to incur or fund liabilities. Commitments may include, but are not limited to:

- the origination, purchase or sale of loans;
- the purchase or sale of investment and mortgage-related securities;
- extensions of credit on home equity loans and construction loans;
- terms and conditions of operating leases; and
- funding withdrawals of savings accounts at maturity.

In addition to its commitments of the types described above, at September 30, 2006 the Company's off balance sheet arrangements included its $1.6 million interest in the Trust, which in March 2004 issued $52.0 million of variable rate cumulative trust preferred securities. In connection therewith, the Company issued $53.6 million of Debentures to the Trust.

The following table summarizes our contractual obligations and other material commitments as of September 30, 2006. The actual maturity of the Debentures may differ from scheduled maturity as the Debentures are callable at any time, in whole or in part, after April 7, 2009.

| | Maturity Range | | | | |
|---|---|---|---|---|---|
| | Total | Less than 1 year | 1 - 3 years | 3 - 5 years | More than 5 years |
| | (Dollars in thousands) | | | | |
| Operating leases | $ 6,139 | $ 924 | $ 1,292 | $ 841 | $ 3,082 |
| FHLB Advances | 3,296,000 | 750,000 | 1,745,000 | 801,000 | -- |
| Weighted average rate | 4.48% | 3.52% | 4.24% | 5.87% | -- % |
| Certificates of Deposit | 2,582,276 | 1,659,138 | 839,283 | 82,201 | 1,654 |
| Weighted average rate | 4.35% | 4.36% | 4.35% | 4.26% | 4.37% |
| Debentures | 53,609 | -- | -- | -- | 53,609 |
| Weighted average rate | 8.28% | -- % | -- % | -- % | 8.28% |
| Commitments to originate and purchase mortgage loans | 89,901 | 89,901 | -- | -- | -- |
| Weighted average rate | 6.17% | 6.17% | -- % | -- % | -- % |
| Commitments to fund unused home equity lines of credit | 272,112 | 272,112 | -- | -- | -- |
| Weighted average rate | 8.25% | 8.25% | -- % | -- % | -- % |
| Unadvanced portion of construction loans | 22,605 | 22,605 | -- | -- | -- |

We anticipate that we will continue to have sufficient funds, through repayments and maturities of loans and securities, deposits and borrowings, to meet our current commitments.

During 2003, management entered into interest rate swap agreements with a notional principal amount of $800.0 million. Management entered into the interest rate swap agreements to modify the Bank's interest rate risk profile. The counterparties with whom we have entered into the interest rate swap agreements are rated as AA- or higher per our internal policies. Counterparties to the interest rate swaps require collateral for their exposure to the Bank's net payable mark-to-market position under the terms of the interest rate swap agreements. The exposure is estimated daily by the counterparties calculating a market value for each swap on a net settlement basis. When the valuation indicates that the Bank has a net payable to the counterparty, the Bank may be required to post collateral sufficient to satisfy the counterparty's exposure. When required, the collateral pledged to the counterparty would be restricted and not available-for-sale. Each counterparty has different collateralization requirements. At September 30, 2006, the Bank had posted available-for-sale mortgage-related securities with an estimated market value of $42.8 million. If the future obligation indicates that the Bank has a net receivable mark-to-market position from the counterparties, the Bank could have a certain level of exposure to the extent the counterparties are not able to satisfy their obligations to the Bank.

**Contingencies**

In the normal course of business, the Company and its subsidiary are named defendants in various lawsuits and counter claims. In the opinion of management, after consultation with legal counsel, none of the currently pending suits are expected to have a materially adverse effect on the Company's consolidated financial statements for the year ended September 30, 2006 or future periods.

**Regulatory Capital**

Consistent with management's goals to operate a sound and profitable financial organization, we actively seek to maintain a "well capitalized" status in accordance with regulatory standards. Total equity for the Bank was $783.1 million at September 30, 2006, or 9.6% of total assets on that date. As of September 30, 2006, the Bank exceeded all capital requirements of the OTS. The following table presents the Bank's regulatory capital ratios at September 30, 2006 based upon regulatory guidelines.

| | Bank Ratios | Regulatory Requirement For "Well Capitalized" Status |
|---|---|---|
| Core capital | 9.5% | 5.0% |
| Tier I risk-based capital | 22.6 | 6.0 |
| Total risk-based capital | 22.5 | 10.0 |

The long-term ability of the Company to pay dividends to its stockholders is based primarily upon the ability of the Bank to make capital distributions to the Company. Under OTS safe harbor regulations, the Bank may distribute to the Company capital not exceeding net income for the current calendar year and the prior two calendar years. Due to the impact refinancing the FHLB advances had on earnings in 2004, the Bank cannot distribute capital to the Company unless it receives waivers of the safe harbor regulation from the OTS during the current waiver period. The Bank had previously reported that a waiver would be required for capital distributions through at least December 31, 2006. As a result of net interest margin compression, earnings may not be at the levels originally forecasted which would likely result in a waiver being required through December 31, 2007. Currently, the Bank has authorization from the OTS to distribute capital from the Bank to the Company through the quarter ending June 30, 2007. So long as the Bank continues to maintain excess capital, operate in a safe and sound manner, and comply with the interest rate risk management guidelines of the OTS, it is management's belief that the Bank will continue to receive waivers allowing it to distribute the net income of the Bank to the Company, although no assurance can be given in this regard.

**Quarterly Results**

The following table presents summarized quarterly data for each of the years indicated for the Company.

| Quarterly Financial Data (Unaudited) | First Quarter | Second Quarter | Third Quarter | Fourth Quarter | Total |
|---|---|---|---|---|---|
| | (Dollars and counts in thousands, except per share amounts) | | | | |
| **2006** | | | | | |
| Total interest and dividend income | $ 101,860 | $ 101,958 | $ 102,427 | $ 104,683 | $ 410,928 |
| Net interest and dividend income | 33,856 | 33,815 | 30,764 | 28,588 | 127,023 |
| Provision (Recovery) for loan losses | 268 | (138) | 40 | 77 | 247 |
| Net income | 13,313 | 13,587 | 11,306 | 9,911 | 48,117 |
| Basic earnings per share | 0.18 | 0.19 | 0.16 | 0.14 | 0.66 |
| Diluted earnings per share | 0.18 | 0.19 | 0.15 | 0.14 | 0.66 |
| Dividends paid per public share | 0.80 | 0.50 | 0.50 | 0.50 | 2.30 |
| Average number of shares outstanding | 72,650 | 72,647 | 72,525 | 72,558 | 72,595 |
| **2005** | | | | | |
| Total interest and dividend income | $ 99,784 | $ 100,196 | $ 100,323 | $ 99,804 | $ 400,107 |
| Net interest and dividend income | 41,586 | 40,857 | 38,752 | 34,711 | 155,906 |
| Provision for loan losses | -- | -- | -- | 215 | 215 |
| Net income | 18,573 | 17,482 | 16,160 | 12,844 | 65,059 |
| Basic earnings per share | 0.26 | 0.24 | 0.22 | 0.18 | 0.90 |
| Diluted earnings per share | 0.25 | 0.24 | 0.22 | 0.18 | 0.89 |
| Dividends paid per public share | 0.50 | 0.50 | 0.50 | 0.50 | 2.00 |
| Average number of shares outstanding | 72,227 | 72,473 | 72,661 | 72,665 | 72,506 |

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting (as such terms are defined in Rule 13a-15(f) under the Act). The Company's internal control system is a process designed to provide reasonable assurance to the Company's management and board of directors regarding the preparation and fair presentation of published financial statements.

The Company's internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and provide reasonable assurance regarding prevention or untimely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the Company's financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial reporting. Further, because of changes in conditions, the effectiveness of any system of internal control may vary over time. The design of any internal control system also factors in resource constraints and consideration for the benefit of the control relative to the cost of implementing the control. Because of these inherent limitations in any system of internal control, management cannot provide absolute assurance that all control issues and instances of fraud within the Company have been detected.

Management assessed the effectiveness of the Company's internal control over financial reporting as of September 30, 2006. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control-Integrated Framework*. Management has concluded that the Company maintained an effective system of internal control over financial reporting based on these criteria as of September 30, 2006.

The Company's independent registered public accounting firm, Deloitte and Touche LLP, who audited the consolidated financial statements included in the Company's annual report, has issued an audit report on management's assessment of, and the effective operation of, the Company's internal control over financial reporting as of September 30, 2006 and it is included herein.



John B. Dicus, President
and Chief Executive Officer



Kent G. Townsend, Executive Vice President,
Chief Financial Officer and Treasurer

To the Board of Directors and Stockholders of
Capitol Federal Financial and Subsidiary
Topeka, Kansas

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Capitol Federal Financial and Subsidiary (the "Company") maintained effective internal control over financial reporting as of September 30, 2006, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Because management's assessment and our audit were conducted to meet the reporting requirements of Section 112 of the Federal Deposit Insurance Corporation Improvement Act (FDICIA), management's assessment and our audit of the Company's internal control over financial reporting included controls over the preparation of the schedules equivalent to the basic financial statements in accordance with the instructions for the Consolidated Financial Statements for Bank Holding Companies (Form FR Y-9C). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of September 30, 2006, is fairly stated, in all material respects, based on the criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2006, based on the criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended September 30, 2006 of the Company and our report dated December 13, 2006 expressed an unqualified opinion on those financial statements.

Deloitte & Touche LLP

Kansas City, Missouri
December 13, 2006

(This page intentionally left blank.)

To the Board of Directors and Stockholders of
Capitol Federal Financial and Subsidiary
Topeka, Kansas

We have audited the accompanying consolidated balance sheets of Capitol Federal Financial and Subsidiary (the "Company") as of September 30, 2006 and 2005, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2006, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of September 30, 2006, based on the criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 13, 2006 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Deloitte & Touche LLP

Kansas City, Missouri
December 13, 2006

# CAPITOL FEDERAL FINANCIAL AND SUBSIDIARY

**CONSOLIDATED BALANCE SHEETS**
**SEPTEMBER 30, 2006 AND 2005 (in thousands)**

| ASSETS | 2006 | 2005 |
|---|---|---|
| CASH AND CASH EQUIVALENTS | $ 183,242 | $ 58,566 |
| INVESTMENT SECURITIES: | | |
| Available-for-sale, at market (amortized cost of $189,275) | 189,480 | -- |
| Held-to-maturity, at cost (market value of $233,525 and $424,952) | 240,000 | 430,499 |
| MORTGAGE-RELATED SECURITIES: | | |
| Trading, at market value | 396,904 | -- |
| Available-for-sale, at market value (amortized cost of $558,939 and $743,710) | 556,248 | 737,638 |
| Held-to-maturity, at cost (market value of $1,101,159 and $1,383,268) | 1,131,634 | 1,407,616 |
| LOANS RECEIVABLE HELD FOR SALE, at lower of amortized cost or market | 1,440 | 1,891 |
| LOANS RECEIVABLE, net (less allowance for loan losses of $4,433 and $4,598) | 5,221,117 | 5,464,130 |
| MORTGAGE SERVICING RIGHTS ("MSR"), net | 6,917 | 2,869 |
| CAPITAL STOCK OF FEDERAL HOME LOAN BANK ("FHLB"), at cost | 165,130 | 182,259 |
| ACCRUED INTEREST RECEIVABLE: | | |
| Loans receivable | 23,018 | 21,710 |
| Mortgage-related securities | 9,663 | 9,382 |
| Investment securities | 5,351 | 5,808 |
| PREMISES AND EQUIPMENT, net | 26,500 | 22,963 |
| REAL ESTATE OWNED, net | 2,409 | 1,653 |
| INCOME TAXES RECEIVABLE, net | 5,359 | 44 |
| DEFERRED INCOME TAXES, net | 20,967 | 50,618 |
| OTHER ASSETS | 13,694 | 12,041 |
| TOTAL ASSETS | $ 8,199,073 | $ 8,409,687 |

(Continued)

# CAPITOL FEDERAL FINANCIAL AND SUBSIDIARY

## CONSOLIDATED BALANCE SHEETS
## SEPTEMBER 30, 2006 AND 2005 (in thousands, except share amounts)

| LIABILITIES AND STOCKHOLDERS' EQUITY | 2006 | 2005 |
|---|---|---|
| LIABILITIES: | | |
| Deposits | $ 3,900,431 | $ 3,960,297 |
| Advances from FHLB | 3,268,705 | 3,426,465 |
| Other borrowings | 53,467 | 53,410 |
| Advance payments by borrowers for taxes and insurance | 48,353 | 45,437 |
| Accounts payable and accrued expenses | 64,898 | 59,015 |
| Total liabilities | 7,335,854 | 7,544,624 |
| COMMITMENTS AND CONTINGENCIES (NOTE 16) | | |
| STOCKHOLDERS' EQUITY: | | |
| Preferred stock, $.01 par value; 50,000,000 shares authorized, no shares issued or outstanding | -- | -- |
| Common stock, $.01 par value; 450,000,000 shares authorized, 91,512,287 shares issued as of September 30, 2006 and 2005 | 915 | 915 |
| Additional paid-in capital | 429,286 | 421,903 |
| Unearned compensation - Employee Stock Ownership Plan ("ESOP") | (14,784) | (16,721) |
| Unearned compensation - Recognition and Retention Plan ("RRP") | (825) | (539) |
| Retained earnings | 760,890 | 759,643 |
| Accumulated other comprehensive loss | (1,543) | (3,769) |
| | 1,173,939 | 1,161,432 |
| Treasury stock, 17,480,357 and 17,225,398 shares as of September 30, 2006 and 2005, at cost | (310,720) | (296,369) |
| Total stockholders' equity | 863,219 | 865,063 |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | $ 8,199,073 | $ 8,409,687 |

See notes to consolidated financial statements.

(Concluded)

**CAPITOL FEDERAL FINANCIAL AND SUBSIDIARY**

**CONSOLIDATED STATEMENTS OF INCOME**
**YEARS ENDED SEPTEMBER 30, 2006, 2005 AND 2004 (in thousands, except per share amounts)**

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| INTEREST AND DIVIDEND INCOME: | | | |
| Loans receivable | $ 303,822 | $ 273,972 | $ 247,365 |
| Mortgage-related securities | 75,806 | 91,742 | 94,469 |
| Investment securities | 18,047 | 25,039 | 36,004 |
| Capital stock of FHLB | 9,913 | 8,134 | 6,104 |
| Cash and cash equivalents | 3,340 | 1,220 | 891 |
| Total interest and dividend income | 410,928 | 400,107 | 384,833 |
| INTEREST EXPENSE: | | | |
| Deposits | 122,548 | 96,999 | 92,931 |
| FHLB advances | 157,197 | 144,110 | 174,276 |
| Other borrowings | 4,160 | 3,092 | 1,435 |
| Total interest expense | 283,905 | 244,201 | 268,642 |
| NET INTEREST AND DIVIDEND INCOME | 127,023 | 155,906 | 116,191 |
| PROVISION FOR LOAN LOSSES | 247 | 215 | 64 |
| NET INTEREST AND DIVIDEND INCOME AFTER PROVISION FOR LOAN LOSSES | 126,776 | 155,691 | 116,127 |
| OTHER INCOME: | | | |
| Retail fees and charges | 17,007 | 16,029 | 15,119 |
| Insurance commissions | 2,329 | 1,865 | 2,114 |
| Loan fees | 1,776 | 2,045 | 2,395 |
| Gain on trading securities, net | 1,076 | -- | -- |
| Other-than-temporary impairment of securities | (472) | -- | -- |
| Other, net | 3,079 | 3,376 | 3,919 |
| Total other income | 24,795 | 23,315 | 23,547 |
| OTHER EXPENSES: | | | |
| Salaries and employee benefits | 40,026 | 40,448 | 41,909 |
| Occupancy of premises | 12,970 | 12,796 | 12,078 |
| Regulatory and outside services | 5,241 | 5,865 | 3,889 |
| Deposit and loan transaction costs | 4,332 | 4,346 | 3,685 |
| Advertising | 4,038 | 4,312 | 3,682 |
| Office supplies and related expenses | 2,203 | 2,367 | 2,390 |
| Federal insurance premium | 533 | 602 | 656 |
| Prepayment penalty on FHLB advances | -- | -- | 236,109 |
| Other, net | 3,525 | 2,895 | 4,602 |
| Total other expenses | 72,868 | 73,631 | 309,000 |
| INCOME (LOSS) BEFORE INCOME TAX EXPENSE (BENEFIT) | 78,703 | 105,375 | (169,326) |
| INCOME TAX EXPENSE (BENEFIT) | 30,586 | 40,316 | (63,051) |
| NET INCOME (LOSS) | $ 48,117 | $ 65,059 | $ (106,275) |
| Earnings (Loss) per share: | | | |
| Basic | $ 0.66 | $ 0.90 | $ (1.48) |
| Diluted | $ 0.66 | $ 0.89 | $ (1.48) |
| Dividends declared per public share | $ 2.30 | $ 2.00 | $ 2.81 |

See notes to consolidated financial statements.

## CAPITOL FEDERAL FINANCIAL AND SUBSIDIARY

**CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY**
**YEARS ENDED SEPTEMBER 30, 2006, 2005 AND 2004**
**(in thousands, except share amounts)**

| | Common Stock | | Additional Paid-In Capital | Unearned Compensation-ESOP | Unearned Compensation-RRP | Retained Earnings | Accumulated Other Comprehensive Loss | Treasury Stock | | Total Stockholders' Equity |
|---|---|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | | | | | | Shares | Amount | |
| Balance, October 1, 2003 | 91,512,287 | $ 915 | $ 401,745 | $ (21,875) | $ (1,599) | $ 896,015 | $ (1,758) | 18,203,228 | $ (296,998) | $ 976,445 |
| Comprehensive loss: | | | | | | | | | | |
| Net loss for the year ended, September 30, 2004 | | | | | | (106,275) | | | | (106,275) |
| Other comprehensive loss - Changes in unrealized gains/losses on mortgage-related securities available-for-sale, net of deferred income taxes of $137 | | | | | | | (225) | | | (225) |
| Total comprehensive loss | | | | | | | | | | (106,500) |
| Tax benefit of market value change in vested RRP shares | | | 604 | | | 13 | | | | 617 |
| Common stock committed to be released for allocation - ESOP | | | 4,777 | 2,016 | | | | | | 6,793 |
| Acquisition of treasury stock | | | | | | | | 92,649 | (3,355) | (3,355) |
| Treasury stock activity related to RRP, net | | | 133 | | (181) | (22) | | (5,000) | 48 | (22) |
| Amortization of unearned compensation - RRP | | | | | 1,504 | | | | | 1,504 |
| Dividends in excess of debt service cost of the ESOP, net | | | | (913) | | | | | | (913) |
| Stock options exercised | | | 4,867 | | | 2 | | (769,391) | 7,403 | 12,272 |
| Dividends on common stock to stockholders ($2.81 per public share) | | | | | | (54,427) | | | | (54,427) |
| BALANCE, September 30, 2004 | 91,512,287 | 915 | 412,126 | (20,772) | (276) | 735,306 | (1,983) | 17,521,486 | (292,902) | 832,414 |

See notes to consolidated financial statements.

(Continued)

# CAPITOL FEDERAL FINANCIAL AND SUBSIDIARY

**CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY**

**YEARS ENDED SEPTEMBER 30, 2006, 2005 AND 2004**

**(*in thousands, except* share amounts)**

| | Common Stock | | Additional Paid-In | Unearned Compensation- | Unearned Compensation- | Retained | Accumulated Other Comprehensive | Treasury Stock | | Total Stockholders' |
|---|---|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | Capital | ESOP | RRP | Earnings | Loss | Shares | Amount | Equity |
| Comprehensive income: | | | | | | | | | | |
| Net income for the year ended, September 30, 2005 | | | | | | 65,059 | | | | 65,059 |
| Other comprehensive loss - | | | | | | | | | | |
| Changes in unrealized gains/losses on mortgage-related securities available-for-sale, net of deferred income taxes of $1,092 | | | | | | | (1,786) | | | (1,786) |
| Total comprehensive income | | | | | | | | | | 63,273 |
| Tax benefit of market value change in vested RRP shares | | | 30 | | | | | | | 30 |
| Common stock committed to be released for allocation - ESOP | | | 4,980 | 2,016 | | | | | | 6,996 |
| Acquisition of treasury stock | | | | | | | | 246,430 | (8,609) | (8,609) |
| Treasury stock activity related to RRP, net | | | 370 | | (503) | (24) | | (14,200) | 136 | (21) |
| Amortization of unearned compensation - RRP | | | | | 240 | | | | | 240 |
| *Dividends in excess of debt service cost* of the ESOP, net | | | | 2,035 | | | | | | 2,035 |
| Stock options exercised | | | 4,397 | | | 24 | | (528,318) | 5,006 | 9,427 |
| Dividends on common stock to stockholders ($2.00 per public share) | | | | | | (40,722) | | | | (40,722) |
| BALANCE, September 30, 2005 | 91,512,287 | 915 | 421,903 | (16,721) | (539) | 759,643 | (3,769) | 17,225,398 | (296,369) | 865,063 |

See notes to consolidated financial statements.

(Continued)

## CAPITOL FEDERAL FINANCIAL AND SUBSIDIARY

**CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY**
**YEARS ENDED SEPTEMBER 30, 2006, 2005 AND 2004**
**(in thousands, except share amounts)**

| | Common Stock | | Additional Paid-In Capital | Unearned Compensation-ESOP | Unearned Compensation-RRP | Retained Earnings | Accumulated Other Comprehensive Loss | Treasury Stock | | Total Stockholders' Equity |
|---|---|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | | | | | | Shares | Amount | |
| Comprehensive income: | | | | | | | | | | |
| Net income for the year ended, September 30, 2006 | | | | | | 48,117 | | | | 48,117 |
| Other comprehensive loss - Changes in unrealized gains/losses on securities available-for-sale net of deferred income taxes of $1,360 | | | | | | | 2,226 | | | 2,226 |
| Total comprehensive income | | | | | | | | | | 50,343 |
| Tax benefit of market value change in vested RRP shares | | | 25 | | | | | | | 25 |
| Common stock committed to be released for allocation - ESOP | | | 4,741 | 2,016 | | | | | | 6,757 |
| Acquisition of treasury stock | | | | | | | | 508,551 | (16,681) | (16,681) |
| Treasury stock activity related to RRP, net | | | 518 | | (737) | | | (22,500) | 208 | (11) |
| Amortization of unearned compensation - RRP | | | | | 451 | | | | | 451 |
| Stock based compensation expense | | | 375 | | | | | | | 375 |
| Dividends in excess of debt service cost of the ESOP, net | | | | (79) | | | | | | (79) |
| Stock options exercised | | | 1,724 | | | | | (231,092) | 2,122 | 3,846 |
| Dividends on common stock to stockholders ($2.30 per public share) | | | | | | (46,870) | | | | (46,870) |
| BALANCE, September 30, 2006 | 91,512,287 | $ 915 | $ 429,286 | $ (14,784) | $ (825) | $ 760,890 | $ (1,543) | 17,480,357 | $ (310,720) | $ 863,219 |

See notes to consolidated financial statements.

(Concluded)

CAPITOL FEDERAL FINANCIAL AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED SEPTEMBER 30, 2006, 2005 AND 2004 (in thousands)

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | | |
| Net income (loss) | $ 48,117 | $ 65,059 | $ (106,275) |
| Adjustments to reconcile net income (loss) to net cash provided by operating activities: | | | |
| FHLB stock dividends | (9,913) | (8,133) | (6,104) |
| Prepayment penalty on FHLB advances | -- | -- | 236,109 |
| Net loan origination fees capitalized | 1,884 | (5,192) | 6,083 |
| Amortization of net deferred loan origination fees | (1,585) | (2,747) | (3,185) |
| Provision for loan losses | 247 | 215 | 64 |
| Losses on sales of premises and equipment, net | 62 | 55 | 84 |
| Gains on sales of real estate owned, net | (623) | (899) | (1,058) |
| Gains on sales of loans receivable held for sale, net | (48) | (84) | (107) |
| Gains on trading securities, net | (1,076) | -- | -- |
| Other-than-temporary impairment of securities | 472 | -- | -- |
| Originations of loans receivable held for sale | (4,408) | (6,694) | (9,798) |
| Proceeds from sales of loans receivable held for sale | 4,907 | 8,312 | 10,737 |
| Amortization of MSR | 761 | 1,042 | 1,383 |
| Impairment of MSR | 16 | 280 | 502 |
| Valuation allowance for MSR | -- | 141 | 846 |
| Recovery of valuation allowance on MSR | (137) | (992) | (471) |
| Amortization and accretion of premiums and discounts on mortgage-related securities and investment securities | 6,889 | 12,733 | 25,850 |
| Depreciation and amortization of premises and equipment | 3,845 | 4,132 | 4,115 |
| Provision for deferred income taxes | 28,288 | 23,719 | (83,500) |
| Amortization of deferred debt issuance costs | 57 | 62 | 274 |
| Common stock committed to be released for allocation - ESOP | 6,757 | 6,996 | 6,793 |
| Stock based compensation - stock options and RRP | 826 | 240 | 1,504 |
| RRP shares sold, net of forfeitures | (11) | (21) | (22) |
| Changes in: | | | |
| Accrued interest receivable | (1,132) | 2,748 | 2,289 |
| Other assets | 532 | 4 | (2,459) |
| Income taxes receivable/payable | (5,287) | (2,286) | 15,037 |
| Accounts payable and accrued expenses | 2,123 | 1,674 | (9,491) |
| Net cash provided by operating activities | 81,563 | 100,364 | 89,200 |
| CASH FLOWS FROM INVESTING ACTIVITIES: | | | |
| Proceeds from maturities or calls of investment securities AFS | 10,000 | -- | -- |
| Purchases of investment securities AFS | (199,143) | -- | -- |
| Proceeds from maturities or calls of investment securities HTM | 190,510 | 207,000 | 530,205 |
| Purchases of investment securities HTM | -- | -- | (150,000) |
| Proceeds from the redemption of capital stock of FHLB | 27,042 | -- | 3,752 |
| Purchases of capital stock of FHLB | -- | -- | (2,500) |
| Principal collected on mortgage-related securities AFS | 288,970 | 451,611 | 907,771 |
| Purchases of mortgage-related securities AFS | (110,123) | -- | (1,050) |
| Principal collected on mortgage-related securities HTM | 275,385 | 346,318 | 252,400 |
| Purchases of mortgage-related securities HTM | (983) | (309,506) | (885,739) |
| Loan originations, net of principal collected | (94,347) | (60,974) | (36,745) |
| Loan purchases, net of principal collected | (70,787) | (652,407) | (413,929) |
| Purchases of premises and equipment, net | (7,444) | (2,646) | (2,194) |
| Proceeds from sales of real estate owned | 4,767 | 8,000 | 8,709 |
| Net cash provided by (used in) investing activities | 313,847 | (12,604) | 210,680 |

(Continued)

CAPITOL FEDERAL FINANCIAL AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED SEPTEMBER 30, 2006, 2005 AND 2004 (in thousands)

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| CASH FLOWS FROM FINANCING ACTIVITIES: | | | |
| Dividends paid | (46,870) | (40,722) | (54,427) |
| Dividends in excess of debt service cost of the ESOP, net | (79) | 2,035 | (913) |
| Deposits, net of withdrawals | (59,866) | (167,477) | (110,371) |
| Proceeds from advances/line of credit from FHLB | 675,100 | 719,900 | 494,891 |
| Repayments of advances/line of credit from FHLB | (829,100) | (719,900) | (481,000) |
| Proceeds from other borrowings | -- | -- | 52,000 |
| Capitalized debt issuance costs | -- | -- | (290) |
| Repayments of other borrowings | -- | -- | (81,391) |
| Change in advance payments by borrowers for taxes and insurance | 2,916 | 4,608 | 1,894 |
| Acquisitions of treasury stock | (16,681) | (8,609) | (3,355) |
| Stock options exercised | 2,279 | 5,065 | 7,278 |
| Excess tax benefits from stock plans | 1,567 | 4,380 | 5,412 |
| Net cash used in financing activities | (270,734) | (200,720) | (170,272) |
| NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS | 124,676 | (112,960) | 129,608 |
| CASH AND CASH EQUIVALENTS: | | | |
| Beginning of year | 58,566 | 171,526 | 41,918 |
| End of year | $ 183,242 | $ 58,566 | $ 171,526 |
| SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION: | | | |
| Income tax payments | $ 6,020 | $ 14,522 | $ -- |
| Interest payments, net of interest credited to deposits of $112,386, $87,283 and $82,292 | $ 170,317 | $ 155,443 | $ 190,250 |
| SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES: | | | |
| Loans transferred to real estate owned | $ 4,996 | $ 4,505 | $ 7,934 |
| Loan swap with Federal Home Loan Mortgage Corporation, net | $ 402,701 | $ -- | $ -- |
| Refinanced FHLB advances | $ -- | $ -- | $ 2,400,000 |
| Market value change related to fair value hedge - Interest rate swaps hedging FHLB advances | $ 3,760 | $ 22,964 | $ 571 |

See notes to consolidated financial statements.

(Concluded)

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
## YEARS ENDED SEPTEMBER 30, 2006, 2005 AND 2004

### 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Description of Business*** - Capitol Federal Financial (the "Company") provides a full range of retail banking services through its wholly-owned subsidiary, Capitol Federal Savings Bank (the "Bank") which has 29 traditional and 9 in-store banking offices serving primarily the entire metropolitan areas of Topeka, Wichita, Lawrence, Manhattan, Emporia and Salina, Kansas and a portion of the metropolitan area of greater Kansas City. The Bank emphasizes mortgage lending, primarily originating and purchasing one- to four-family mortgage loans and providing personal retail financial services. The Bank is subject to competition from other financial institutions and other companies that provide financial services. The Company is subject to the regulations of the Office of Thrift Supervision ("OTS") and the Federal Deposit Insurance Corporation ("FDIC") and undergoes periodic examinations by those regulatory authorities.

The Bank has an expense sharing agreement with the Company that covers the reimbursement of certain expenses that are allocable to the Company. These expenses include compensation, rent for leased office space and general overhead expenses.

The Company is organized as a mid-tier holding company chartered as a federal savings and loan holding company. The Company owns 100% of the stock of the Bank. The Company is majority owned by Capitol Federal Savings Bank MHC ("MHC"), a federally chartered mutual holding company. At September 30, 2006 MHC owned approximately 70% of the stock of the Company. The Company's ability to pay dividends is dependent, in part, upon its ability to obtain capital distributions from the Bank. The future dividend policy of the Company is subject to the discretion of the board of directors and will depend upon a number of factors, including the Company's financial condition, results of operations, regulatory capital requirements of the Bank, other regulatory limitations on the Bank's ability to make capital distributions to the Company and the continued waiver of dividends by MHC. Holders of common stock will be entitled to receive dividends as and when declared by the board of directors of the Company out of funds legally available for that purpose. Such payment, however, will be subject to the regulatory restrictions set forth by the OTS. In addition, the Federal Deposit Insurance Corporation Improvement Act provides that, as a general rule, a financial institution may not make a capital distribution if it would be undercapitalized after making the capital distribution.

***Principles of Consolidation*** - The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, the Bank. The Bank has a wholly owned subsidiary, Capitol Funds, Inc. Capitol Funds, Inc. has a wholly owned subsidiary, Capitol Federal Mortgage Reinsurance Company. Significant intercompany accounts and transactions have been eliminated.

***Cash and Cash Equivalents*** - Cash and cash equivalents include cash on hand and amounts due from banks. The Bank has acknowledged informal agreements with other banks where it maintains deposits. Under these agreements, service fees charged to the Bank are waived provided certain average compensating balances are maintained throughout each month.

***Securities*** - Securities include mortgage-related securities, United States Government agencies (including Federal National Mortgage Association ("FNMA"), Federal Home Loan Mortgage Corporation ("FHLMC") and Government National Mortgage Association ("GNMA")) and municipal bonds. Securities are classified as held-to-maturity, available-for-sale, or trading based on management's intention on the date of purchase. Generally, classifications are made in response to liquidity needs, asset/liability management strategies, and the market interest rate environment at the time of purchase.

Securities that management has the intent and ability to hold to maturity are classified as held-to-maturity and reported at amortized cost. Such securities are adjusted for amortization of premiums and discounts which are recognized as adjustments to interest income over the life of the securities using the level-yield method.

Securities that management may sell if necessary for rare and unforeseen liquidity or asset management purposes are classified as available-for-sale and reported at fair value, with unrealized gains and losses reported as a component of accumulated other comprehensive income (loss) within stockholders' equity, net of deferred income taxes. Premiums and discounts are recognized as adjustments to interest income over the life of the securities using the level-yield method. Gains or losses on the disposition of available-for-sale securities are recognized using the specific identification method. Estimated fair values of available-for-sale securities are based on quoted market prices where available. If quoted market prices are not available, fair values are estimated using quoted market prices for similar instruments.

Securities that are purchased and held principally for resale in the near future are classified as trading securities and are reported at fair value, with unrealized gains and losses included in Gain on trading securities, net in the consolidated statements of income.

The Bank regularly monitors its security portfolio for impairment on a security by security basis. The Bank considers many factors in determining whether the impairment is deemed to be other-than-temporary, including, but not limited to, the length of time the security has had a market value less than the cost basis, the severity of the loss, the intent and ability of the Bank to hold the security for a period of time sufficient for a substantial recovery of its investment, recent events specific to the issuer or industry including the issuer's financial condition and current ability to make future payments in a timely manner, external credit ratings and recent downgrades in such ratings. To the extent management determines a decline in value in a held-to-maturity or available-for-sale security to be other than temporary, the Bank will adjust the carrying value and include such expense in Other-than-temporary impairment of securities in the consolidated statements of income.

***Loans Receivable Held for Sale*** - Upon commitment, the Bank's management designates certain loans receivable as held for sale as management does not intend to hold such loans to maturity or payoff. Accordingly, such loans are carried at the lower of amortized cost (outstanding principal adjusted for unamortized deferred loan fees, net of certain direct loan origination costs) or market value. Market values for such loans are determined based on sales commitments or dealer quotations. Gains or losses on such sales are recognized utilizing the specific identification method. Interest is included in interest income on loans receivable.

***Loans Receivable*** - Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at the amount of unpaid principal less an allowance for loan losses, undisbursed loan funds and unearned discounts and loan fees, net of certain direct loan origination costs. Interest on loans is credited to income as earned and accrued only if deemed collectible. Loans are placed on nonaccrual status when, in the opinion of management, the full timely collection of principal or interest is in doubt. The accrual of interest is discontinued when principal or interest payments become doubtful. After the completion of the foreclosure process, previously accrued but unpaid interest is reversed against current income. Subsequent collections of cash may be applied as reductions to the principal balance, interest in arrears or recorded as income, depending on management's assessment of the ultimate collectibility of the loan. Nonaccrual loans may be restored to accrual status when principal and interest become current and full payment of principal and interest is expected.

Net loan origination fees and costs and commitment fees are amortized as a yield adjustment to interest income using the level-yield method based upon estimated prepayment speeds of the related loans.

***Allowance for Loan Losses*** - A loan is considered to be impaired when management believes it is probable that it will be unable to collect all principal and interest due according to the contractual terms of the loan. If a loan is impaired, the Bank records an allowance equal to the excess of the loan's carrying value over the present value of the estimated future cash flows discounted at the loan's effective rate based on the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent losses in the portfolio, adverse situations that may affect a borrower's ability to repay, estimated value of any underlying collateral, and current economic conditions. One- to four-family residential loans and consumer loans are collectively evaluated for impairment. Loans on residential properties with greater than four units, loans on construction and development and commercial properties that are delinquent or the borrower's total loan concentration balance is greater than $1.5 million are evaluated for impairment on a loan by loan basis at least annually. Assessing the adequacy of the allowance for loan losses is inherently subjective as it requires making material estimates, including the amount and timing of future cash flows expected to be received on impaired loans, which may be susceptible to significant change. In the opinion of management, the allowance when taken as a whole, is adequate to absorb estimated loan losses inherent in the Bank's loan portfolio.

***Mortgage Servicing Rights*** - The right to service loans for others is recognized in conjunction with the sale of loans with servicing retained. Originated MSR are recorded at allocated cost at the time of the disposition. Fees earned for servicing loans are reported as income when the related mortgage loan payments are collected. MSR are amortized in proportion to and over the estimated period of net servicing income. MSR are carried at amortized cost, and a temporary impairment, if any, is recognized through a valuation allowance. Impairment exists if the carrying value of MSR exceeds the estimated fair value of the MSR. MSR are stratified by the underlying loan term and by interest rate. Individual impairment allowances for each stratum are established when necessary and then adjusted in subsequent periods to reflect changes in the valuation of the stratum. The estimated fair value of each MSR stratum is determined through analysis of future cash flows incorporating numerous assumptions including: servicing income, servicing costs, market discount rates, prepayment speeds and other market driven data.

The fair value of MSR is highly sensitive to changes in assumptions. Changes in prepayment speed assumptions have the most significant impact on the fair value of MSR. Generally, as interest rates decline, prepayments accelerate due to increased refinance activity, which results in a decrease in the fair value of MSR. As interest rates rise, prepayments slow down, which generally results in an increase in the fair value of MSR. All assumptions are reviewed on a quarterly basis and adjusted as necessary to reflect current and anticipated market conditions. Thus, any measurement of the fair value of MSR is limited by the conditions existing and the assumptions utilized as of a particular point in time, and those assumptions may not be appropriate if they are applied at a different point in time.

***Capital Stock of Federal Home Loan Bank*** - Capital Stock of FHLB Topeka is carried at cost. Dividends received on such stock are reflected as interest and dividend income in the consolidated statements of income.

***Premises and Equipment*** - Land is carried at cost. Buildings and improvements and furniture, fixtures and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed on straight-line or accelerated methods over the estimated useful lives of the related assets. The estimated useful lives of the assets are as follows:

| | |
|---|---|
| Buildings and improvements | 20-40 years |
| Furniture, fixtures and equipment | 5-10 years |
| Software | 3 years |

Maintenance, repairs and minor improvements are charged to occupancy expense. Major renovations and improvements are capitalized. Gains and losses on dispositions are recorded as other income or other expense as incurred.

***Real Estate Owned*** - Real estate owned represents foreclosed assets held for sale and is initially recorded at the lower of cost or fair value less estimated disposal costs. Adjustments for estimated losses are charged to operations when any decline reduces the fair value to less than the carrying value. Costs and expenses related to major additions and improvements are capitalized while maintenance and repairs which do not improve or extend the lives of the respective assets are expensed. Gains on the sale of real estate owned are recognized upon disposition of the property to the extent allowable considering the adequacy of the down payment and other requirements.

***Income Taxes*** - The Company files a consolidated income tax return. The Company provides for income taxes using the asset/liability method of accounting for income taxes. Deferred income tax assets and liabilities are recognized for the tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The provision for deferred income taxes represents the change in deferred income tax assets and liabilities excluding the tax effects of the change in net unrealized gain/(loss) on available-for-sale securities and changes in the market value of vested RRP shares.

Prior to the fiscal year ended September 30, 1997, the Bank was permitted under the Internal Revenue Code to deduct an annual addition to a reserve for bad debts in determining taxable income, subject to certain limitations. This addition differs from the bad debt expense used for financial accounting purposes. A deferred tax liability was required to be provided only to the extent the tax bad debt reserve exceeded the September 30, 1988 base year reserve. Retained earnings, as of September 30, 2006, includes approximately $97.1 million representing such bad debt reserve for which no deferred income taxes have been provided. *The Small Business Job Protection Act of 1996* (the "Act") required thrifts to recapture any reserves accumulated after 1987, but forgave taxes owed on reserves accumulated prior to 1988. The Bank began recapturing excess reserves beginning with the fiscal year ended September 30, 1999. In addition, under the Act, the Bank is required to use the specific charge-off method for tax purposes in accounting for bad debts beginning with the fiscal year ended September 30, 1997. The recapture of excess reserves is being accounted for as a reduction of the deferred tax liability relating to post-1987 reserves. As of September 30, 2004, the Bank had recaptured all of the excess reserves.

The Company will record a valuation allowance to reduce its deferred income tax assets when there is uncertainty regarding our ability to realize their benefit. As of September 30, 2006 and 2005, no valuation allowance has been recorded.

***Revenue Recognition*** - Interest and dividend income, loan fees, retail fees and charges, insurance commissions and other ancillary income related to the Bank's deposits and lending activities are accrued as earned.

***Estimates*** - The preparation of these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates include the allowance for loan losses, security impairment, valuation of MSR, valuation of deferred income tax assets and the fair values of financial instruments. Actual results could differ from those estimates.

***Derivative Instruments*** - The Bank uses derivative instruments as a means of managing interest rate risk. Interest rate swaps are the derivative instruments that the Bank uses as part of its interest rate risk management strategy. Interest rate swaps are contractual agreements between two parties to exchange interest payments, based on a common notional amount and maturity date.

Before entering into a derivative instrument, management formally documents its risk management objectives, strategy and the relationship between the hedging instruments and the hedged items. For those derivative instruments that are designated and qualify as hedging instruments, management designates the hedging instrument as either a fair value or cash flow hedge, based upon the exposure being hedged, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. Both at the inception of the hedge and on an ongoing basis, management assesses the effectiveness of its hedging relationships in accordance with its risk management policy.

The interest rate swaps are designated and qualify as fair value hedges under SFAS No. 133. The Bank has assumed no ineffectiveness in the hedging relationship as all of the terms in the interest rate swap agreements match the terms of the FHLB advances. The Bank is accounting for the interest rate swap agreements using the shortcut method, whereby any gain or loss in the fair value of the interest rate swaps is offset by a gain or loss on the hedged FHLB advances. If at some point it is determined that the hedging instruments are not highly effective as a hedge, hedge accounting will be discontinued. If hedge accounting is discontinued, the derivative instrument will be carried at its fair value on the consolidated balance sheet with changes in its fair value recorded in current period earnings.

The Bank may enter into fixed commitments to originate and sell mortgage loans held for sale when the market conditions are appropriate or, for risk management purposes, the holding of loans would increase interest rate or credit risk to levels above which management believes are inappropriate for the Bank. Pursuant to clarifying guidance, such commitments are considered derivative instruments under SFAS No. 133. The standard requires the recognition of all derivatives as either assets or liabilities on the balance sheet and measures those instruments at fair value. As of September 30, 2006 and 2005, there were no loan-related commitments that met the definition of derivatives or commitments to sell mortgage loans.

***Significant Group Concentrations of Credit Risk*** - The majority of the Bank's activities are with customers located within the metropolitan areas of central, south central and eastern Kansas and a portion of the metropolitan area of greater Kansas City. The Bank regularly purchases mortgage loans from nationwide lenders which reduces geographic concentration of credit risk.

***Recent Accounting Pronouncements*** - In November 2005, the Financial Accounting Standards Board ("FASB") issued staff position ("FSP") No. 115-1, which addresses the determination of when an investment is considered impaired, whether the impairment is other-than-temporary and how to measure an impairment loss. FSP No. 115-1 also addresses accounting considerations subsequent to the recognition of an other-than-temporary impairment on a debt security and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP No. 115-1 replaces the impairment guidance in Emerging Issues Task Force Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," with references to existing authoritative literature concerning other-than-temporary impairment determinations (principally SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and Securities and Exchange Commission ("SEC") Staff Accounting Bulletin ("SAB") No. 59, "Accounting for Noncurrent Marketable Equity Securities"). Under FSP No. 115-1, impairment losses must be recognized in earnings for the difference between the security's cost and its fair value at the financial statement date, without considering partial recoveries subsequent to that date. FSP No. 115-1 also requires that an other-than-temporary impairment loss be recorded when a decision to sell a security has been made and the fair value of the security is not expected to be fully recovered prior to the expected time of sale. FSP No. 115-1 is effective for reporting periods beginning after December 15, 2005 with early adoption permitted. For the year ended September 30, 2006, the Bank recognized an other-than-temporary impairment as a result of management's decision to sell securities with unrealized losses which were not expected to be fully recovered prior to the expected time of sale.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments." SFAS No. 155 amends SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation, if the holder irrevocably elects to account for the whole instrument on a fair value basis, and clarifies various aspects of SFAS No. 133 and SFAS No. 140 relating to derivative financial instruments and qualifying special-purpose entities holding derivative financial instruments. SFAS No. 155 is effective for all financial instruments acquired or issued for fiscal years beginning after September 15, 2006, which for the Company is October 1, 2006. The Company has not yet completed its assessment of the impact of SFAS No. 155.

In March 2006, FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets – an amendment of FASB Statement No. 140." SFAS No. 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract as defined in the SFAS. It requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable, and allows an entity to choose between amortization or fair value measurement methods for each class of separately recognized servicing assets and servicing liabilities. It also permits a one-time reclassification of available-for-sale securities to trading without tainting the investment portfolio, provided the available-for-sale securities are identified in some manner as offsetting the entity's exposure to changes in fair value of servicing assets or servicing liabilities. SFAS No. 156 is effective for fiscal years beginning after September 15, 2006, which for the Company is October 1, 2006. The adoption of SFAS No. 156 is not expected to have a material impact on the Company's consolidated financial statements.

In July 2006, the FASB issued Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109." The interpretation clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." The interpretation prescribes a process by which the likelihood of a tax position is gauged based upon the technical merits of the position, and then a subsequent measurement relates the maximum benefit and the degree of likelihood to determine the amount of benefit to recognize in the financial statements. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006, which for the Company is October 1, 2007. The Company has not yet completed its assessment of the impact of FIN No. 48.

In September 2006, the FASB issued SFAS No. 157 "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures regarding fair value measurements. The statement applies whenever other standards require or permit that assets or liabilities be measured at fair value. The statement does not require new fair value measurements, but rather provides a definition and framework for measuring fair value which will result in greater consistency and comparability among financial statements prepared under GAAP. The statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, which for the Company is October 1, 2008. The Company has not yet completed its assessment of the impact of SFAS No. 157.

In September 2006, the SEC issued SAB No. 108 "Correcting the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements." SAB No. 108 provides interpretation of the SEC's views regarding the process of quantifying financial statement misstatements. SAB No. 108 requires registrants to quantify misstatements using a balance sheet and income statement approach and evaluate materiality as it pertains to relevant qualitative and quantitative factors. The SEC believes registrants must quantify the impact of correcting all misstatements on the current year financial statements. SAB No. 108 is effective for fiscal years ending on or after November 15, 2006, which for the Company is September 30, 2007.

***Earnings Per Share*** - The Company accounts for the shares acquired by its ESOP in accordance with Statement of Position ("SOP") No. 93-6 and the shares acquired for its RRP in a manner similar to the ESOP shares. Shares acquired by the ESOP and the RRP are not considered in the basic average shares outstanding until the shares are committed for allocation or vested to an employee's individual account. The following is a reconciliation of the numerators and denominators of the basic and diluted earnings (loss) per share calculations.

| | 2006[1] | 2005[2] | 2004[3] |
|---|---|---|---|
| | (Dollars in thousands, except per share amounts) | | |
| Net income (loss) | $ 48,117 | $ 65,059 | $ (106,275) |
| Average common shares outstanding | 72,518,562 | 72,429,832 | 71,523,084 |
| Average committed ESOP shares outstanding | 76,236 | 76,236 | 76,166 |
| Total basic average common shares outstanding | 72,594,798 | 72,506,068 | 71,599,250 |
| Effect of dilutive RRP shares | 3,648 | 2,674 | -- |
| Effect of dilutive stock options | 255,245 | 573,063 | -- |
| Total diluted average common shares outstanding | 72,853,691 | 73,081,805 | 71,599,250 |
| Net earnings (loss) per share | | | |
| Basic | $ 0.66 | $ 0.90 | $ (1.48) |
| Diluted | $ 0.66 | $ 0.89 | $ (1.48) |

(1) Options to purchase 247,000 shares of common stock at prices between $32.48 per share and $36.19 per share were outstanding as of September 30, 2006, but were not included in the computation of diluted EPS because they were anti-dilutive for the year ended September 30, 2006.

(2) Options to purchase 80,000 shares of common stock at prices between $35.34 per share and $36.19 per share were outstanding as of September 30, 2005, but were not included in the computation of diluted EPS because they were anti-dilutive for the year ended September 30, 2005.

(3) RRP shares totaling 130,286 and options totaling 1,056,276 which were outstanding at September 30, 2004 were not included in the computation of diluted earnings per share because they were anti-dilutive, due to the net loss at September 30, 2004.

## 2. INVESTMENT SECURITIES

The following tables reflect the amortized cost, estimated market value, and gross unrealized gains and losses of available-for-sale and held-to-maturity investment securities at September 30, 2006 and 2005.

| | September 30, 2006 | | | |
|---|---|---|---|---|
| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Market Value |
| | (Dollars in thousands) | | | |
| Available-for-sale: | | | | |
| FNMA | $ 27,477 | $ 85 | $ -- | $ 27,562 |
| FHLMC | 81,996 | 93 | 21 | 82,068 |
| FHLB | 78,601 | 37 | 4 | 78,634 |
| Municipal bonds | 1,201 | 15 | -- | 1,216 |
| | $ 189,275 | $ 230 | $ 25 | $ 189,480 |
| Held-to-maturity: | | | | |
| FNMA | $ 150,000 | $ -- | $ 4,816 | $ 145,184 |
| FHLMC | 65,000 | -- | 1,275 | 63,725 |
| FHLB | 25,000 | -- | 384 | 24,616 |
| | $ 240,000 | $ -- | $ 6,475 | $ 233,525 |

| | September 30, 2005 | | | |
|---|---|---|---|---|
| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Market Value |
| | (Dollars in thousands) | | | |
| Held-to-maturity: | | | | |
| FNMA | $ 174,995 | $ 137 | $ 5,679 | $ 169,453 |
| FHLMC | 105,805 | 261 | 1,105 | 104,961 |
| FHLB | 149,699 | 1,020 | 181 | 150,538 |
| | $ 430,499 | $ 1,418 | $ 6,965 | $ 424,952 |

The following tables summarize the estimated market value and gross unrealized losses of those investment securities on which an unrealized loss at September 30, 2006 and 2005 was reported and the continuous unrealized loss position for the twelve months prior to September 30, 2006 and 2005 or for a shorter period of time.

| | September 30, 2006 | | | | | |
|---|---|---|---|---|---|---|
| | Less Than 12 Months | | 12 Months or Longer | | Total | |
| | Estimated Market Value | Gross Unrealized Losses | Estimated Market Value | Gross Unrealized Losses | Estimated Market Value | Gross Unrealized Losses |
| | (Dollars in thousands) | | | | | |
| Available-for-sale: | | | | | | |
| FNMA | $ -- | $ -- | $ -- | $ -- | $ -- | $ -- |
| FHLMC | 50,186 | 21 | -- | -- | 50,186 | 21 |
| FHLB | 19,996 | 4 | -- | -- | 19,996 | 4 |
| | $ 70,182 | $ 25 | $ -- | $ -- | $ 70,182 | $ 25 |
| Held-to-maturity: | | | | | | |
| FNMA | $ -- | $ -- | $ 145,184 | $ 4,816 | $ 145,184 | $ 4,816 |
| FHLMC | -- | -- | 63,725 | 1,275 | 63,725 | 1,275 |
| FHLB | -- | -- | 24,616 | 384 | 24,616 | 384 |
| | $ -- | $ -- | $ 233,525 | $ 6,475 | $ 233,525 | $ 6,475 |

| | September 30, 2005 | | | | | |
|---|---|---|---|---|---|---|
| | Less Than 12 Months | | 12 Months or Longer | | Total | |
| | Estimated Market Value | Gross Unrealized Losses | Estimated Market Value | Gross Unrealized Losses | Estimated Market Value | Gross Unrealized Losses |
| | (Dollars in thousands) | | | | | |
| Held-to-maturity: | | | | | | |
| FNMA | $ -- | $ -- | $ 144,320 | $ 5,679 | $ 144,320 | $ 5,679 |
| FHLMC | 24,837 | 163 | 39,058 | 942 | 63,895 | 1,105 |
| FHLB | 24,820 | 181 | -- | -- | 24,820 | 181 |
| | $ 49,657 | $ 344 | $ 183,378 | $ 6,621 | $ 233,035 | $ 6,965 |

The unrealized losses are primarily a result of an increase in interest rates from the time of purchase. These securities have not been classified as other-than-temporarily impaired as the scheduled principal and interest payments have been received, it is anticipated that the entire principal balance will be collected as scheduled and management has the intent and ability to hold these securities to recovery and/or maturity.

The amortized cost and estimated market value of the investment securities by remaining contractual maturity, without consideration of call features, as of September 30, 2006 are as follows:

| | Available-for-Sale | | Held-to-Maturity | | Total | |
|---|---|---|---|---|---|---|
| | Amortized Cost | Estimated Market Value | Amortized Cost | Estimated Market Value | Amortized Cost | Estimated Market Value |
| | (Dollars in thousands) | | | | | |
| One year or less | $ 45,202 | $ 45,213 | $ -- | $ -- | $ 45,202 | $ 45,213 |
| One year through five years | 142,872 | 143,051 | 190,000 | 184,261 | 332,872 | 327,312 |
| Ten years and thereafter | 1,201 | 1,216 | 50,000 | 49,264 | 51,201 | 50,480 |
| | $ 189,275 | $ 189,480 | $ 240,000 | $ 233,525 | $ 429,275 | $ 423,005 |

Issuers of certain securities have the right to call obligations with or without prepayment penalties. As of September 30, 2006, the amortized cost of the securities in our portfolio which are callable within one year totaled $393.1 million.

All dispositions of investment securities during 2006, 2005 and 2004 were the result of maturities or calls.

## 3. MORTGAGE-RELATED SECURITIES

The following tables reflect the amortized cost, estimated market value, and gross unrealized gains and losses of available-for-sale and held-to-maturity mortgage-related securities at September 30, 2006 and 2005. Mortgage-related securities of $396.9 million were classified as trading at September 30, 2006 and were excluded from the following tables.

| | September 30, 2006 | | | |
|---|---|---|---|---|
| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Market Value |
| | (Dollars in thousands) | | | |
| Available-for-sale (pass through certificates): | | | | |
| FNMA | $ 353,222 | $ 1,129 | $ 3,477 | $ 350,874 |
| FHLMC | 195,848 | 802 | 1,234 | 195,416 |
| Other mortgage-related securities | 9,869 | 89 | -- | 9,958 |
| | $ 558,939 | $ 2,020 | $ 4,711 | $ 556,248 |
| Held-to-maturity (pass through certificates): | | | | |
| FNMA | $ 507,032 | $ 224 | $ 12,976 | $ 494,280 |
| FHLMC | 619,064 | 213 | 18,076 | 601,201 |
| GNMA | 5,538 | 140 | -- | 5,678 |
| | $ 1,131,634 | $ 577 | $ 31,052 | $ 1,101,159 |

| | September 30, 2005 | | | |
|---|---|---|---|---|
| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Market Value |
| | (Dollars in thousands) | | | |
| Available-for-sale (pass through certificates): | | | | |
| FNMA | $ 494,288 | $ 1,217 | $ 6,485 | $ 489,020 |
| FHLMC | 249,422 | 1,460 | 2,264 | 248,618 |
| | $ 743,710 | $ 2,677 | $ 8,749 | $ 737,638 |
| Held-to-maturity (pass through certificates): | | | | |
| FNMA | $ 647,243 | $ 591 | $ 11,826 | $ 636,008 |
| FHLMC | 750,348 | 167 | 13,619 | 736,896 |
| GNMA | 10,025 | 339 | -- | 10,364 |
| | $ 1,407,616 | $ 1,097 | $ 25,445 | $ 1,383,268 |

The following tables summarize the estimated market value and gross unrealized losses of those securities on which an unrealized loss at September 30, 2006 and 2005 was reported and the continuous unrealized loss position for the twelve months prior to September 30, 2006 and 2005 or for a shorter period of time.

| | September 30, 2006 | | | | | |
|---|---|---|---|---|---|---|
| | Less Than 12 Months | | 12 Months or Longer | | Total | |
| | Estimated Market Value | Gross Unrealized Losses | Estimated Market Value | Gross Unrealized Losses | Estimated Market Value | Gross Unrealized Losses |
| | (Dollars in thousands) | | | | | |
| Available-for-sale: | | | | | | |
| FNMA | $ 30,856 | $ 135 | $ 210,922 | $ 3,342 | $ 241,778 | $ 3,477 |
| FHLMC | 34,974 | 88 | 63,672 | 1,146 | 98,646 | 1,234 |
| | $ 65,830 | $ 223 | $ 274,594 | $ 4,488 | $ 340,424 | $ 4,711 |
| Held-to-maturity: | | | | | | |
| FNMA | $ 13,576 | $ 59 | $ 468,047 | $ 12,917 | $ 481,623 | $ 12,976 |
| FHLMC | -- | -- | 583,788 | 18,076 | 583,788 | 18,076 |
| | $ 13,576 | $ 59 | $ 1,051,835 | $ 30,993 | $ 1,065,411 | $ 31,052 |

| | September 30, 2005 | | | | | |
|---|---|---|---|---|---|---|
| | Less Than 12 Months | | 12 Months or Longer | | Total | |
| | Estimated Market Value | Gross Unrealized Losses | Estimated Market Value | Gross Unrealized Losses | Estimated Market Value | Gross Unrealized Losses |
| | (Dollars in thousands) | | | | | |
| Available-for-sale: | | | | | | |
| FNMA | $ 38,283 | $ 421 | $ 363,390 | $ 6,064 | $ 401,673 | $ 6,485 |
| FHLMC | 45,118 | 347 | 119,407 | 1,917 | 164,525 | 2,264 |
| | $ 83,401 | $ 768 | $ 482,797 | $ 7,981 | $ 566,198 | $ 8,749 |
| Held-to-maturity: | | | | | | |
| FNMA | $ 448,609 | $ 7,620 | $ 143,215 | $ 4,206 | $ 591,824 | $ 11,826 |
| FHLMC | 349,148 | 3,876 | 364,380 | 9,743 | 713,528 | 13,619 |
| | $ 797,757 | $ 11,496 | $ 507,595 | $ 13,949 | $ 1,305,352 | $ 25,445 |

The unrealized losses are primarily a result of an increase in interest rates since the time of purchase. These securities have not been classified as other-than-temporarily impaired as the scheduled principal and interest payments have been received, it is anticipated that the entire principal balance will be collected as scheduled and management has the intent and ability to hold these securities to maturity or for a sufficient amount of time to recover the recorded principal.

During management's review of the available-for-sale portfolio for the year ended September 30, 2006, securities were identified that management did not have the intent to hold until maturity or recovery of recorded principal primarily because their performance was below expectations set by the Bank's Asset and Liability Committee. As a result of management's decision to sell the securities, an other-than-temporary impairment of $472 thousand was recorded during the year ended September 30, 2006. Subsequent to September 30, 2006, the aforementioned securities were sold at approximately book value. The other-than-temporary impairment is included in Other Income under Other-than-temporary impairment of securities in the consolidated statements of income. There were no other-than-temporary impairments recorded for the years ended September 30, 2005 and 2004.

The amortized cost and estimated market value of mortgage-related securities, excluding trading securities, by remaining contractual maturity as of September 30, 2006 are as follows:

| | Available-for-Sale | | Held-to-Maturity | | Total | |
|---|---|---|---|---|---|---|
| | Amortized Cost | Estimated Market Value | Amortized Cost | Estimated Market Value | Amortized Cost | Estimated Market Value |
| | (Dollars in thousands) | | | | | |
| One year or less | $ 5 | $ 5 | $ -- | $ -- | $ 5 | $ 5 |
| One year through five years | 14,095 | 14,281 | 56,938 | 55,354 | 71,033 | 69,635 |
| Five years through ten years | 11,126 | 11,251 | -- | -- | 11,126 | 11,251 |
| Ten years and thereafter | 533,713 | 530,711 | 1,074,696 | 1,045,805 | 1,608,409 | 1,576,516 |
| | $ 558,939 | $ 556,248 | $ 1,131,634 | $ 1,101,159 | $ 1,690,573 | $ 1,657,407 |

Actual maturities of mortgage-related securities may differ from scheduled maturities as borrowers have the right to prepay certain obligations, sometimes without penalties. Maturities of mortgage-related securities depend on the repayment characteristics and experience of the underlying financial instruments.

As of September 30, 2006, the Bank had pledged mortgage-related securities available-for-sale and held-to-maturity as collateral with an amortized cost of $51.5 million and $326.4 million, respectively, and estimated market value of $50.4 million and $315.5 million, respectively, to the Federal Reserve Bank for treasury, public unit depositors of the Bank, tax and loan requirements and to the counterparties of the interest rate swaps.

All dispositions of mortgage-related securities during 2006, 2005 and 2004 were the result of principal repayments or maturities.

In September 2006, the Bank executed a loan swap transaction with the FHLMC. The Bank swapped $404.8 million of originated fixed-rate mortgage loans ("swapped loans") for mortgage-related securities. The Bank will continue to service the swapped loans. The mortgage-related securities were classified as trading securities. There were no sales of trading securities during the year ended September 30, 2006. There were $2.8 million in gross gains and $1.7 million in gross losses included in Other Income under Gain on trading securities, net in the consolidated statements of income. Subsequent to September 30, 2006, the Bank sold the trading securities at approximately book value.

## 4. LOANS RECEIVABLE, Net

| | 2006 | 2005 |
|---|---|---|
| | (Dollars in thousands) | |
| Mortgage loans: | | |
| Residential - one- to four-units | $ 4,931,505 | $ 5,189,006 |
| Residential - five or more units | 48,331 | 40,636 |
| Construction and development | 45,452 | 45,312 |
| Commercial | 8,443 | 8,927 |
| | 5,033,731 | 5,283,881 |
| Other loans: | | |
| Home equity, auto and other | 217,492 | 202,129 |
| Deposits | 6,250 | 8,377 |
| | 223,742 | 210,506 |
| Less: | | |
| Undisbursed loan funds | 22,605 | 14,803 |
| Allowance for loan losses | 4,433 | 4,598 |
| Unearned loan fees and deferred costs | 9,318 | 10,856 |
| Loans receivable, net | $ 5,221,117 | $ 5,464,130 |

The Bank originated $3.1 million, $5.0 million and $1.2 million of commercial real estate and business loans during the years ended September 30, 2006, 2005 and 2004, respectively.

The Bank is subject to numerous lending-related regulations. Under Financial Institutions Reform, Recovery, and Enforcement Act, the Bank may not make real estate loans to one borrower in excess of the greater of 15% of its unimpaired capital and surplus or $500 thousand. As of September 30, 2006, the Bank was in compliance with this limitation.

A summary of the activity in the allowance for loan losses is as follows:

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| | (Dollars in thousands) | | |
| Balance, beginning of year | $ 4,598 | $ 4,495 | $ 4,550 |
| Provision charged to expense | 247 | 215 | 64 |
| Losses charged against the allowance for loan losses | (132) | (147) | (161) |
| Recoveries of loans previously charged against the allowance for loan losses | 1 | 35 | 42 |
| Allowance on loans in the loan swap transaction | (281) | -- | -- |
| Balance, end of year | $ 4,433 | $ 4,598 | $ 4,495 |

The following is a summary of information pertaining to impaired loans:

| | 2006 | 2005 |
|---|---|---|
| | (Dollars in thousands) | |
| Impaired loans without a valuation allowance | $ 2,868 | $ 8,217 |
| Impaired loans with a valuation allowance | 53 | 76 |
| | $ 2,921 | $ 8,293 |
| Valuation allowance related to impaired loans | $ 1 | $ 35 |

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| | (Dollars in thousands) | | |
| Average investment in impaired loans | $ 5,398 | $ 4,703 | $ 5,103 |
| Interest income recognized on impaired loans | $ 44 | $ 54 | $ 70 |

No additional funds are committed to be advanced in connection with impaired loans.

As of September 30, 2006, 2005 and 2004, loans totaling approximately $5.6 million, $5.2 million and $6.1 million, respectively, were on nonaccrual status. Gross interest income would have increased by $105 thousand, $85 thousand, and $99 thousand for the years ended September 30, 2006, 2005 and 2004, respectively, if nonaccrual status loans were not classified as such.

The Bank did not engage in troubled debt restructurings in fiscal years 2006, 2005, and 2004.

Aggregate loans to executive officers, directors and their associates did not exceed 5% of stockholders' equity as of September 30, 2006 and 2005. Such loans were made under terms and conditions substantially the same as loans made to parties not affiliated with the Bank.

As of September 30, 2006 and 2005, the Bank serviced loans for others aggregating approximately $776.1 million and $448.4 million, respectively. Such loans are not included in the accompanying consolidated balance sheets. Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors and foreclosure processing. Loan servicing income includes servicing fees withheld from investors and certain charges collected from borrowers, such as late payment fees. The Bank held borrowers' escrow balances on loans serviced for others of $9.9 million and $6.2 million as of September 30, 2006 and 2005, respectively.

## 5. MORTGAGE SERVICING RIGHTS, Net

The activity of MSR for the periods indicated and the ending balances of MSR and the respective fair values at the periods ended are summarized as follows:

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| | (Dollars in thousands) | | |
| Beginning balance | $ 2,869 | $ 3,340 | $ 5,600 |
| MSR recorded as a result of the loan swap transaction | 4,688 | -- | -- |
| Amortization expense | (761) | (1,042) | (1,383) |
| Balance before impairment loss and valuation allowance | 6,796 | 2,298 | 4,217 |
| Impairment loss | (16) | (280) | (502) |
| Valuation allowance activity | 137 | 851 | (375) |
| Ending balance | $ 6,917 | $ 2,869 | $ 3,340 |
| Fair value of MSR | $ 7,875 | $ 3,128 | $ 3,523 |

The significant assumptions used in measuring the fair value of MSR as of September 30, 2006 are the weighted average prepayment speed (CPR) of 10.2 and the weighted average life of 6.1 years.

A summary of the activity in the valuation allowance for MSR for the periods indicated is as follows:

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| | (Dollars in thousands) | | |
| Beginning balance | $ 137 | $ 988 | $ 613 |
| Additions | -- | 141 | 846 |
| Recoveries | (137) | (992) | (471) |
| Ending balance | $ -- | $ 137 | $ 988 |

Estimated future MSR amortization, rounded to the nearest thousand, based upon prepayment assumptions utilized in the September 30, 2006 MSR valuation are as follows:

| | |
|---|---|
| 2007 | $1,072 |
| 2008 | 782 |
| 2009 | 584 |
| 2010 | 443 |
| 2011 | 342 |

Actual results will vary depending upon the amount and timing of repayments on the loans currently serviced. The amortization expense, impairment loss and changes in the valuation allowance of MSR were included in Other Expenses under Other, net in the consolidated statements of income.

## 6. PREMISES AND EQUIPMENT, Net

| | 2006 | 2005 |
|---|---|---|
| | (Dollars in thousands) | |
| Land | $ 7,159 | $ 7,152 |
| Building and improvements | 26,924 | 27,110 |
| Furniture, fixtures and equipment | 35,333 | 29,553 |
| | 69,416 | 63,815 |
| Less accumulated depreciation | 42,916 | 40,852 |
| Premises and equipment, net | $ 26,500 | $ 22,963 |

Depreciation and amortization expense for the years ended September 30, 2006, 2005 and 2004 was $3.8 million, $4.1 million and $4.1 million, respectively.

The Bank has entered into non-cancelable operating lease agreements with respect to banking premises and equipment. It is expected that many agreements will be renewed at expiration in the normal course of business. Rental expense was $1.0 million, $1.0 million and $865 thousand for the years ended September 30, 2006, 2005 and 2004, respectively. Future minimum rental commitments, rounded to the nearest thousand, required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year are as follows:

| | |
|---|---|
| 2007 | $ 924 |
| 2008 | 701 |
| 2009 | 591 |
| 2010 | 456 |
| 2011 | 385 |
| Thereafter | 3,082 |

## 7. DEPOSITS

| | 2006 | | | 2005 | | |
|---|---|---|---|---|---|---|
| | Amount | Weighted Average Rate | % of Total | Amount | Weighted Average Rate | % of Total |
| | (Dollars in thousands) | | | | | |
| Passbook and demand deposits: | | | | | | |
| Checking | $ 402,898 | 0.21% | 10.33% | $ 398,490 | 0.21% | 10.06% |
| Passbook and passcard | 106,347 | 0.65 | 2.73 | 121,133 | 0.65 | 3.06 |
| Money market | 808,910 | 3.31 | 20.74 | 873,570 | 2.06 | 22.06 |
| Total non-certificates | 1,318,155 | 2.15 | 33.80 | 1,393,193 | 1.41 | 35.18 |
| Certificates of deposit: | | | | | | |
| 0.00 – 0.99% | 125 | 0.59 | -- | 123 | 0.60 | -- |
| 1.00 – 1.99% | -- | -- | -- | 137,442 | 1.86 | 3.47 |
| 2.00 – 2.99% | 215,891 | 2.85 | 5.53 | 863,948 | 2.58 | 21.82 |
| 3.00 – 3.99% | 541,236 | 3.57 | 13.88 | 905,058 | 3.51 | 22.85 |
| 4.00 – 4.99% | 1,323,434 | 4.59 | 33.93 | 600,367 | 4.24 | 15.16 |
| 5.00 – 5.99% | 497,453 | 5.21 | 12.75 | 2,611 | 5.46 | 0.07 |
| 6.00 – 6.99% | 4,137 | 6.61 | 0.11 | 57,555 | 6.61 | 1.45 |
| Total certificates of deposit | 2,582,276 | 4.35 | 66.20 | 2,567,104 | 3.35 | 64.82 |
| Total deposits | $ 3,900,431 | 3.61% | 100.00% | $ 3,960,297 | 2.67% | 100.00% |

As of September 30, 2006, certificates of deposit mature as follows, rounded to the nearest thousand:

| | |
|---|---|
| 2007 | $ 1,659,138 |
| 2008 | 695,580 |
| 2009 | 143,703 |
| 2010 | 47,735 |
| 2011 | 34,466 |
| Thereafter | 1,654 |
| | $ 2,582,276 |

A summary of interest expense by deposit type is as follows:

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| | (Dollars in thousands) | | |
| Passbook and passcard | $ 697 | $ 780 | $ 778 |
| Checking and money market | 23,300 | 17,559 | 12,917 |
| Certificates of deposit | 98,551 | 78,660 | 79,236 |
| | $ 122,548 | $ 96,999 | $ 92,931 |

The amount of noninterest-bearing deposits was $64.5 million and $62.0 million as of September 30, 2006 and 2005, respectively. Deposits in excess of $100 thousand may not be insured by the FDIC. Effective April 1, 2006, the FDIC increased the federal insurance coverage limit to $250 thousand for retirement accounts. IRA accounts in excess of $250 thousand may not be insured by the FDIC. The aggregate amount of deposit accounts in excess of $100 thousand and IRA accounts in excess of $250 thousand was approximately $828.1 million and $866.8 million as of September 30, 2006 and 2005, respectively. Certificates of deposit with a minimum denomination of $100 thousand were $614.3 million and $535.9 million as of September 30, 2006 and 2005, respectively. The aggregate amount of demand deposits that were reclassified as loans receivable was $187 thousand and $203 thousand as of September 30, 2006 and 2005, respectively.

## 8. ADVANCES FROM FEDERAL HOME LOAN BANK

FHLB advances at the periods ended are comprised of the following:

| | 2006 | 2005 |
|---|---|---|
| | (Dollars in thousands) | |
| Fixed-rate FHLB advances | $ 3,296,000 | $ 3,450,000 |
| Fair value of interest rate swaps | (27,295) | (23,535) |
| | $ 3,268,705 | $ 3,426,465 |
| Weighted average interest rate on FHLB advances | 4.48% | 4.42% |

As of September 30, 2006, FHLB advances mature as follows:

| | Amount | Weighted Average Rate |
|---|---|---|
| | (Dollars in thousands) | |
| 2007 | $ 750,000 | 3.52% |
| 2008 | 1,125,000 | 4.23 |
| 2009 | 620,000 | 4.27 |
| 2010 | 775,000 | 5.90 |
| 2011 | 26,000 | 5.09 |
| | $ 3,296,000 | 4.48% |

Of the $750.0 million FHLB advances maturing in fiscal year 2007, $200.0 million is due in January 2007, $200.0 million is due in April 2007 and $350.0 million is due in July 2007.

During fiscal year 2004, the Bank refinanced $2.40 billion of its fixed-rate FHLB advances that were not hedged by the Bank. The Bank incurred a prepayment penalty of $236.1 million, pre-tax, to refinance the FHLB advances. The Bank entered into $2.65 billion of new fixed-rate, fixed-term FHLB advances that had no conversion features. The increase in the amount of advances was primarily to pay for the prepayment penalty associated with the refinancing.

The FHLB advances are secured by certain qualifying mortgage loans pursuant to a blanket collateral agreement with the FHLB and all of the capital stock of FHLB owned by the Bank.

Per the FHLB's lending guidelines, total FHLB borrowings cannot exceed 40% of total Bank assets, unless approval is received from the FHLB president. In July 2006, the president of FHLB approved a renewal of an increase in the Bank's borrowing limit to 45% of total assets for one year. At September 30, 2006, the Bank's ratio of FHLB advances to total assets, as reported to the OTS, was 40.1%.

At September 30, 2006, the Company had access to a line of credit with the FHLB. In December 2006 the line of credit will be renewed automatically by the FHLB for a one year period. At September 30, 2006, there were no borrowings on the FHLB line of credit. Any borrowings on the line of credit would be included in total FHLB borrowings in calculating the ratio of FHLB borrowings to total Bank assets, which could not exceed 45% of total Bank assets at September 30, 2006.

## 9. INTEREST RATE SWAPS

During fiscal year 2004, the Bank entered into interest rate swap agreements with an aggregate notional amount of $800.0 million. The Bank utilizes the interest rate swaps to modify its interest rate risk profile. The Bank has agreed to receive interest from counterparties at a fixed-rate matching the amounts paid by the Bank on the hedged FHLB advances and to pay interest at a variable rate indexed to the one month LIBOR rate plus a weighted average spread of 248 basis points during the term of the interest rate swaps and hedged FHLB advances. Net interest settlement with the counterparties is completed monthly. Currently, the Bank is in a net paying position on the interest rate swaps. Interest expense increased $8.6 million as a result of the interest rate swaps for the year ended September 30, 2006. The reduction in net interest expense as a result of the interest rate swaps totaled $7.3 million and $15.7 million for the years ended September 30, 2005 and 2004, respectively.

Counterparties to the interest rate swaps require collateral for their exposure to the Bank's net payable mark-to-market position under the terms of the interest rate swap agreements. The exposure is estimated daily by the counterparties calculating a market value for each swap on a net settlement basis. When the valuation indicates that the Bank has a net payable to the counterparty, the Bank may be required to post collateral sufficient to satisfy the counterparty's exposure. When required, the collateral pledged to the counterparty would be restricted and not available-for-sale. Each counterparty has different collateralization requirements. The Bank posted available-for-sale mortgage-related securities with an estimated market value of $42.8 million as collateral as of September 30, 2006. If the future obligation indicates that the Bank has a net receivable mark-to-market position from the counterparties, the Bank could have a certain level of exposure to the extent the counterparties are not able to satisfy their obligations to the Bank.

The aggregate fair value adjustment on the interest rate swaps represented a liability of $27.3 million and $23.5 million as of September 30, 2006 and 2005, respectively. As a result, the carrying amount of the FHLB advances as of September 30, 2006 and 2005 was reduced by $27.3 million and $23.5 million, respectively.

As of September 30, 2006, $225.0 million of the interest rate swap agreements mature in fiscal year 2008 and $575.0 million mature in fiscal year 2010.

## 10. OTHER BORROWINGS

The Company has established a Delaware statutory trust, Capitol Federal Financial Trust I (the "Trust"), of which the Company owns 100% of the common securities, or slightly more than 3% of the Trust ("Trust Common Securities"). Outside investors own 100% of the capital securities, or slightly less than 97% of the Trust. The Trust was formed for the purpose of issuing Company obligated mandatorily redeemable preferred securities ("Trust Preferred Securities"). The Trust issued $53.6 million of Trust Preferred Securities. The Company purchased $1.6 million of the Trust Common Securities which are reported in Other Assets in the September 30, 2006 and 2005 consolidated balance sheet. When the Trust Preferred and Trust Common Securities were issued, the Trust used the proceeds to purchase a like amount of Junior Subordinated Deferrable Interest Debentures (the "Debentures") of the Company. The Debentures bear the same terms and interest rates as the Trust Preferred and Trust Common Securities. Interest is due quarterly in January, April, July and October until the maturity date of April 7, 2034. The interest rate, which resets at each interest payment, is based upon the three month LIBOR rate plus 275 basis points. Principal is due at maturity. The Debentures are callable, in part or whole, beginning on April 7, 2009, at par. Any such redemption of the Debentures by the Company will cause a redemption of a like amount of the Trust Preferred and Trust Common Securities by the Trust. The Company has guaranteed the obligations of the Trust. The Trust is not included in the consolidated financial statements of the Company in accordance with FIN No. 46R, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51." The Debentures are the sole assets of the Trust. There are certain covenants of the Debentures that the Company is required to comply with. These covenants include a prohibition on cash dividends in the event of default or if the Company elects to defer the payment of interest on the Debentures, annual certifications to the Trust and other covenants related to the payment of interest and principal and maintenance of the Trust. The Company was in compliance with all covenants at September 30, 2006.

The following summarizes the components of other borrowings as of September 30, 2006 and 2005:

| | 2006 | | 2005 | |
|---|---|---|---|---|
| | Amount | Average Rate | Amount | Average Rate |
| | (Dollars in thousands) | | | |
| Debentures to reprice in October, 2006 | $ 53,609 | 8.26% | $ 53,609 | 6.35% |
| Capitalized debt issuance costs, net of amortization | (142) | | (199) | |
| | $ 53,467 | 8.28% | $ 53,410 | 6.37% |

## 11. INCOME TAXES

Income tax expense (benefit) consists of the following:

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| | (Dollars in thousands) | | |
| Current | $ 2,298 | $ 16,597 | $ 20,449 |
| Deferred | 28,288 | 23,719 | (83,500) |
| | $ 30,586 | $ 40,316 | $ (63,051) |

Income tax expense (benefit) has been provided at effective rates of 38.9%, 38.3% and (37.2)% for the years ended September 30, 2006, 2005 and 2004, respectively. The differences between such effective rates and the statutory Federal income tax rate computed on income before income tax expense result from the following:

| | 2006 | | 2005 | | 2004 | |
|---|---|---|---|---|---|---|
| | Amount | % | Amount | % | Amount | % |
| | (Dollars in thousands) | | | | | |
| Federal income tax expense (benefit) computed at statutory rate | $ 27,546 | 35.0% | $ 36,881 | 35.0% | $ (59,264) | (35.0)% |
| Increases (decreases) in taxes resulting from: | | | | | | |
| State taxes, net of Federal income tax expense (benefit) | 2,335 | 3.0 | 3,027 | 2.9 | (4,927) | (2.9) |
| Other | 705 | 0.9 | 408 | 0.4 | 1,140 | 0.7 |
| | $ 30,586 | 38.9% | $ 40,316 | 38.3% | $ (63,051) | (37.2)% |

Deferred income tax expense (benefit) results from temporary differences in the recognition of revenue and expenses for tax and financial statement purposes. The sources of these differences and the tax effect of each were as follows:

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| | (Dollars in thousands) | | |
| FHLB prepayment penalty | $ 25,261 | $ 21,847 | $ (84,803) |
| MSR | 1,535 | (179) | (857) |
| FHLB stock dividends | 1,214 | 3,085 | 2,052 |
| Gain on trading securities | 408 | -- | -- |
| Deferred compensation plans | 115 | 280 | 334 |
| Salaries and employee benefits | 113 | 131 | 353 |
| Allowance for loan losses | 71 | 23 | (1,871) |
| Deferred loan fees and costs | -- | -- | 18 |
| Accrued interest on deposits | (38) | (20) | 16 |
| ESOP compensation | (42) | (82) | (119) |
| Depreciation | (100) | (1,109) | (58) |
| Other-than-temporary impairment of securities | (179) | -- | -- |
| Other | (70) | (257) | 1,435 |
| | $ 28,288 | $ 23,719 | $ (83,500) |

The components of the net deferred income tax asset as of September 30, 2006 and 2005 are as follows:

| | 2006 | 2005 |
|---|---|---|
| | (Dollars in thousands) | |
| Deferred income tax assets: | | |
| FHLB prepayment penalty | $ 37,695 | $ 62,956 |
| ESOP compensation | 1,024 | 982 |
| Salaries and employee benefits | 993 | 1,106 |
| Unrealized loss on available-for-sale securities | 943 | 2,303 |
| Deferred compensation plans | 420 | 535 |
| Other-than-temporary impairment of securities | 179 | -- |
| Accrued interest on deposits | 151 | 113 |
| Change in market value of vested RRP shares | 1 | 4 |
| Other | 326 | 326 |
| Gross deferred income tax assets | 41,732 | 68,325 |
| | | |
| Deferred income tax liabilities: | | |
| FHLB stock dividends | 16,837 | 15,623 |
| MSR | 2,623 | 1,088 |
| Gain on trading securities | 408 | -- |
| Depreciation | 382 | 482 |
| Allowance for loan losses | 227 | 156 |
| Prepaid expenses | 157 | 174 |
| Other | 131 | 184 |
| Gross deferred income tax liabilities | 20,765 | 17,707 |
| | | |
| Net deferred income tax assets | $ 20,967 | $ 50,618 |

The Company assesses the available positive and negative evidence surrounding the recoverability of the deferred tax assets and applies its judgment in estimating the amount of valuation allowance necessary under the circumstances. The Company believes that no valuation allowance was required at September 30, 2006 and 2005.

The Company is currently undergoing a state tax audit for the years ended September 30, 2002, 2003 and 2004. Prior to September 30, 2006, the Company received notification from the state of a potential net tax liability of approximately $280 thousand for the years under audit. The Company did not accrue for the potential net tax liability at September 30, 2006 as management believes the tax position for the years under audit is defendable. The Company intends to pursue all opportunities available in defending the tax position taken on the tax returns under audit.

## 12. EMPLOYEE BENEFIT PLANS

The Company's Thrift and Stock Ownership Plan (the "Plan") has a profit sharing component and an ESOP component. The Plan covers all employees with a minimum of one year of service, at least age 21 and at least 1,000 hours of employment each year.

***Profit Sharing*** – The profit sharing component of the Plan provides for two types of discretionary contributions. The first type is an optional Bank contribution, determined by the board of directors, between 0.0% and 5.0% of an eligible employee's base compensation during the fiscal year. The second contribution may be between 0.5% and 10.0% of an eligible employee's base compensation during the fiscal year if the employee matches 50.0% (on an after-tax basis) of the Bank's second contribution. The plan shall continue to be designed to qualify as a thrift and profit sharing plan for purposes of Internal Revenue Codes 401(a), 402, 412, and 417. Total profit sharing contributions amounted to $153 thousand, $186 thousand and $82 thousand for the years ended September 30, 2006, 2005 and 2004, respectively.

***ESOP*** – The ESOP Trust acquired 3,024,574 shares of common stock in the Company's initial public offering with proceeds from a loan from the Company. The Bank makes cash contributions to the ESOP on an annual basis sufficient to enable the ESOP to make the required loan payments to the Company.

The loan referenced above bears interest at a fixed-rate of 5.80% with interest payable annually and future principal and interest payable in seven remaining fixed installments, as of September 30, 2006, of $3.0 million. Payments of $3.0 million consisting of principal of $1.9 million, $1.8 million and $1.7 million and interest of $1.1 million, $1.2 million and $1.3 million were made on September 30, 2006, 2005 and 2004, respectively. The loan is secured by the shares of the stock purchased.

As the debt is repaid, 201,638 shares are released from collateral annually at September 30 and allocated to qualified employees based on the proportion of their compensation to total qualifying compensation. The Company accounts for its ESOP in accordance with Statement of Position No. 93-6. Accordingly, the shares pledged as collateral are reported as a reduction of stockholders' equity in the consolidated balance sheet. As shares are committed to be released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings per share computations. Compensation expense related to the ESOP was $7.5 million, $7.6 million and $9.5 million for the years ended September 30, 2006, 2005 and 2004, respectively. Dividends on unallocated ESOP shares are recorded as a reduction of debt, up to a total of $3.0 million.

During the years ended September 30, 2006 and 2005, there were $719 thousand and $639 thousand, respectively, of dividends paid on unallocated ESOP shares in excess of the scheduled debt repayment and $3.0 million and $2.2 million, respectively, of dividends paid to participants on allocated ESOP shares. Participants that were fully vested were given the option to receive the dividends in cash or leave the dividend in the ESOP. During the year ended September 30, 2005, the Bank amended its ESOP to allow unvested participants the option to receive the dividends in cash or leave the dividends in the ESOP. Dividends are reinvested in Company stock for those participants who choose to leave their dividends in the ESOP or who do not make an election. The purchase of Company stock is made in the open market on or about the date of the disbursement to the participants who opt to take the dividends in cash. The fiscal year 2006 cash dividends will be disbursed during the first quarter of fiscal year 2007. The fiscal year 2005 cash dividends were disbursed during the first quarter of fiscal year 2006.

Shares may be withdrawn from the ESOP Trust due to retirement, termination or death of the participant. Following is a summary of shares held in the ESOP Trust as of September 30, 2006 and 2005:

| | 2006 | 2005 |
|---|---|---|
| | (Dollars in thousands, except share amounts) | |
| Allocated ESOP shares | 1,427,877 | 1,316,694 |
| Unreleased ESOP shares | 1,411,470 | 1,613,108 |
| Total ESOP shares | 2,839,347 | 2,929,802 |
| Fair value of unreleased ESOP shares | $ 50,192 | $ 55,201 |

## 13. STOCK BASED COMPENSATION

In December 2004, FASB issued SFAS No. 123(R), "Share-Based Payment." SFAS No. 123(R) amended SFAS No. 123, "Accounting for Stock-Based Compensation" and superseded Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." In March 2005, the SEC issued SAB No. 107 to provide its guidance on the valuation of share-based payments for public companies. SFAS No. 123(R) requires companies to recognize all share-based payments, which include stock options and restricted stock, in compensation expense over the service period of the share-based payment award. SFAS No. 123(R) establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value-based measurement method in accounting for share-based payment transactions with employees, except for equity instruments held by employee share ownership plans. At September 30, 2006, the Company had a Stock Option and Incentive Plan (the "Option Plan") and an RRP.

The Company adopted SFAS No. 123(R) on October 1, 2005 using the modified prospective method in which compensation cost is recognized over the service period for all awards granted subsequent to the Company's adoption of SFAS No. 123(R) as well as for the unvested portion of awards outstanding as of the Company's adoption of SFAS No. 123(R). In accordance with the modified prospective method, results for prior periods have not been restated.

Compensation expense related to the amortization of the RRP awards was recognized in the income statement prior to the implementation of SFAS No. 123(R). Compensation expense attributable to stock options and RRP awards during the year ended September 30, 2006 totaled $375 thousand ($229 thousand, net of tax) and $451 thousand ($275 thousand, net of tax), respectively.

Prior to the adoption of SFAS No. 123(R), the Company applied the recognition and measurement principles of APB No. 25, "Accounting for Stock Issued to Employees" as allowed by SFAS No. 123 and SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." Accordingly, no stock based compensation was recognized in net income for stock options as all options granted had an exercise price equal to the market value of the underlying common stock on the date of the grant and the related number of options granted were fixed at that point in time. The following table presents the pro forma impact on earnings and earnings per share for the years ended September 30, 2005 and 2004, respectively, if the Company had applied the fair value recognition provisions of SFAS No. 123, as amended by SFAS No. 148:

| | 2005 | 2004 |
|---|---|---|
| | (Dollars in thousands) | |
| Net income (loss) | $ 65,059 | $ (106,275) |
| Add: Stock-based compensation expense included in reported net income (loss), net of related tax effects[1] | 150 | 943 |
| Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects[1] | 318 | 1,432 |
| Pro forma net income (loss) | $ 64,891 | $ (106,764) |
| Net earnings (loss) per share | | |
| Basic-as reported | $ 0.90 | $ (1.48) |
| Basic-pro forma | $ 0.89 | $ (1.49) |
| Diluted-as reported | $ 0.89 | $ (1.48) |
| Diluted-pro forma | $ 0.89 | $ (1.49) |

[1]The amount includes compensation expense related to the RRP awards reported in net income.

The fair value of stock option grants are estimated on the date of the grant using the Black-Scholes option pricing model. The weighted average grant-date fair value of stock options granted during the fiscal years ended September 30, 2006, 2005 and 2004 was $3.98, $4.58 and $5.30 per share, respectively. The following weighted average assumptions were used for valuing stock option grants for the periods noted:

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Risk-free interest rate | 4.5% | 4.1% | 4.3% |
| Expected life (years) | 8 | 8 | 7 |
| Expected volatility | 22% | 23% | 24% |
| Dividend yield | 6.1% | 5.7% | 5.6% |
| Estimated forfeitures | 0% | 0% | 0% |

The risk-free interest rate was determined using the yield available on the option grant date for a zero-coupon U.S. Treasury security with a term equivalent to the expected life of the option. The expected life for options granted during the year ended September 30, 2006 represents the period the option is expected to be outstanding and was determined by applying the simplified method as allowed by SAB 107. The expected life for the stock options granted during the years ended September 30, 2005 and 2004 was based on the midpoint between the average vesting term and the average contractual term. The expected volatility was determined using historical volatilities based on historical stock prices. The dividend yield was determined based upon historical quarterly dividends and the Company's stock price on the option grant date. Estimated forfeitures were determined based upon voluntary termination behavior and actual option forfeitures.

***Stock Option Plan*** – Pursuant to the Option Plan, 3,780,718 shares of common stock were reserved for issuance by the Company upon exercise of stock options granted to officers, directors and employees of the Company and the Bank from time to time under the Option Plan. The Company may issue both incentive and nonqualified stock options under the Option Plan. The incentive stock options expire in ten years and the nonqualified stock options expire fifteen years from the date of grant. The date on which the options are first exercisable is determined by the Stock Benefits Committee ("sub-committee"), a sub-committee of the

Compensation Committee ("committee") of the board of directors. The vesting period of the options generally ranges from three to five years. The option price is equal to the market value at the date of the grant as defined by the Option Plan. The purpose of the Option Plan is to provide additional incentive to certain officers, directors and key employees by facilitating their purchase of a stock interest in the Company. At September 30, 2006, the Company had 382,718 shares available for future grants under the Option Plan.

The Option Plan is administered by the sub-committee, which selects the employees and non-employee directors to whom options are to be granted and the number of shares to be granted. The exercise price may be paid in cash, shares of the common stock, or a combination of both. The option price may not be less than 100% of the fair market value of the shares on the date of the grant. In the case of any employee who is granted an incentive stock option who owns more than 10% of the outstanding common stock at the time the option is granted, the option price may not be less than 110% of the fair market value of the shares on the date of the grant, and the option shall not be exercisable after the expiration of five years from the grant date. Historically, the Company generally has issued shares held in treasury upon the exercise of stock options.

A summary of option activity for the years ended September 30, 2006, 2005 and 2004 follows:

| | 2006 | | 2005 | | 2004 | |
|---|---|---|---|---|---|---|
| | Number of Options | Weighted Average Exercise Price | Number of Options | Weighted Average Exercise Price | Number of Options | Weighted Average Exercise Price |
| Options outstanding at beginning of year: | 789,749 | $ 15.61 | 1,212,067 | $ 11.21 | 1,961,358 | $ 10.20 |
| Granted | 112,000 | 32.69 | 114,000 | 34.81 | 25,000 | 36.19 |
| Forfeited | (2,200) | 22.57 | (8,000) | 20.08 | (4,900) | 12.81 |
| Exercised | (231,092) | 9.87 | (528,318) | 9.59 | (769,391) | 9.46 |
| Options outstanding at end of year | 668,457 | $ 20.43 | 789,749 | $ 15.61 | 1,212,067 | $ 11.21 |

During the year ended September 30, 2006, the total pretax intrinsic value of stock options exercised was $5.3 million and the tax benefits realized from the exercise of stock options was $1.6 million. The fair value of stock options vested during the year ended September 30, 2006 was $326 thousand.

The following summarizes information about the stock options outstanding and exercisable as of September 30, 2006:

| | Options Outstanding | | | | Options Exercisable | | |
|---|---|---|---|---|---|---|---|
| Exercise Price | Number of Options Outstanding | Weighted Average Remaining Contractual Life (in years) | Weighted Average Exercise Price per Share | Aggregate Intrinsic Value | Number of Options Exercisable | Weighted Average Exercise Price per Share | Aggregate Intrinsic Value |
| | (Dollars in thousands, except per share amounts) | | | | | | |
| $9.22 | 333,257 | 7.57 | $ 9.22 | $ 8,778 | 333,257 | $ 9.22 | $ 8,778 |
| 14.03 - 19.68 | 22,400 | 4.41 | 16.25 | 433 | 22,400 | 16.25 | 433 |
| 25.66 - 28.78 | 39,200 | 8.11 | 25.99 | 375 | 27,000 | 25.88 | 261 |
| 30.19 - 36.19 | 273,600 | 11.59 | 33.63 | 551 | 96,433 | 33.67 | 195 |
| | 668,457 | 9.14 | $ 20.43 | $ 10,137 | 479,090 | $ 15.41 | $ 9,667 |

The aggregate intrinsic value in the preceding table represents the total pre-tax intrinsic value, based on the Company's closing stock price of $35.56 as of September 30, 2006, which would have been received by the option holders had all option holders exercised their options as of that date. The total number of in-the-money options exercisable as of September 30, 2006 was 444,090.

As of September 30, 2006, the total future compensation cost related to non-vested stock options not yet recognized in the consolidated statements of income was $640 thousand and the weighted average period over which these awards are expected to be recognized was 2.8 years.

***Recognition and Retention Plan*** –The objective of the RRP is to enable the Company and the Bank to retain personnel of experience and ability in key positions of responsibility. Employees and directors of the Bank are eligible to receive benefits under the RRP at the sole discretion of the sub-committee. The total number of shares originally eligible to be granted under the RRP was 1,512,287.

Following is a summary of RRP shares granted since inception:

| Grant Date | Number of Shares | Fair Market Value of Shares | Vesting Period |
|---|---|---|---|
| | | (Dollars in thousands) | |
| April 18, 2000 | 1,280,000 | $ 11,480 | April 18, 2000 - April 18, 2004 |
| October 24, 2000 | 10,000 | 141 | October 24, 2000 - October 24, 2004 |
| June 18, 2002 | 3,000 | 77 | April 18, 2005 - April 18, 2007 |
| September 23, 2003 | 5,000 | 151 | September 23, 2003 - September 23, 2007 |
| December 18, 2003 | 5,000 | 181 | December 18, 2003 - December 18, 2007 |
| January 25, 2005 | 1,200 | 43 | January 25, 2005 - January 25, 2007 |
| January 27, 2005 | 10,000 | 358 | January 27, 2005 - January 27, 2009 |
| August 23, 2005 | 3,000 | 102 | August 23, 2006 - August 23, 2010 |
| October 25, 2005 | 2,500 | 86 | October 25, 2005 - October 25, 2009 |
| January 25, 2006 | 20,000 | 651 | January 25, 2006 - January 25, 2010 |
| Total RRP shares granted | 1,339,700 | | |

Compensation expense in the amount of the fair market value of the common stock at the date of the grant, as defined by the RRP, to the employee is recognized over the period during which the shares vest. Compensation expense attributable to the vesting of RRP shares amounted to $451 thousand, $240 thousand and $1.5 million for fiscal years 2006, 2005 and 2004, respectively. A recipient of such restricted stock will be entitled to all voting and other stockholder rights (including the right to receive dividends on vested and non-vested shares), except that the shares, while restricted, may not be sold, pledged or otherwise disposed of and are required to be held in escrow by the Company. If a holder of such restricted stock terminates employment for reasons other than death or disability, the employee forfeits all rights to the non-vested shares under restriction. If the participant's service terminates as a result of death, disability, or if a change in control of the Bank occurs, all restrictions expire and all non-vested shares become unrestricted. A summary of RRP share activity for the years September 30, 2006, 2005 and 2004 follows:

| | 2006 | | 2005 | | 2004 | |
|---|---|---|---|---|---|---|
| | Number of RRP Shares | Weighted Average Exercise Price | Number of RRP Shares | Weighted Average Exercise Price | Number of RRP Shares | Weighted Average Exercise Price |
| Non-vested RRP shares at beginning of period | 18,800 | $ 33.88 | 12,000 | $28.39 | 265,400 | $ 9.82 |
| Granted | 22,500 | 32.73 | 14,200 | 35.38 | 5,000 | 36.20 |
| Vested | (10,500) | 32.91 | (7,400) | 27.84 | (258,400) | 9.47 |
| Non-vested RRP shares at end of period | 30,800 | $ 33.37 | 18,800 | $33.88 | 12,000 | $28.39 |

The estimated forfeiture rate for the RRP shares granted during the year ended September 30, 2006 was 0% based upon voluntary termination behavior and actual forfeitures. The fair value of RRP shares that vested during the year ended September 30, 2006, 2005 and 2004 totaled $346 thousand, $206 thousand and $2.4 million, respectively. As of September 30, 2006, there was $825 thousand of unrecognized compensation cost related to non-vested RRP compensation to be recognized over a weighted average period of 2.9 years.

## 14. PERFORMANCE BASED COMPENSATION

The Company and the Bank have a short-term performance plan and a deferred incentive bonus plan. The short-term performance plan has a component tied to Company performance and a component tied to individual participant performance. Individual performance criteria are established by executive management for eligible non-executive employees of the Bank; individual performances of executive officers are reviewed by the committee. Company performance criteria are approved by the committee. Short-term performance plan awards are granted based upon a performance review by the committee. The committee may exercise its discretion and not grant awards. The deferred incentive bonus plan is intended to operate in conjunction with the short-term performance plan. A participant of the deferred incentive bonus plan can elect to defer into an account, with a portion of the earnings on the deferral tied to the performance of the Company's stock and a portion that is a cash percentage match of the amount deferred, between $2 thousand and 50% of the short-term performance plan award up to but not exceeding $100 thousand. The deferral period is three years. The total amount of short-term performance plan awards provided for the years ended September 30, 2006, 2005 and 2004, amounted to $1.1 million, $1.7 million and $0 respectively, of which $169 thousand, $301 thousand and $0 respectively, was deferred under the deferred incentive bonus plan. During fiscal years 2006, 2005 and 2004 the amount expensed in conjunction with the earnings on the deferred amounts was $110 thousand, $239 thousand and $616 thousand, respectively. The deferrals and returns on the deferrals will be paid in 2009 and 2010, respectively. There will not be a payout in 2008 as there were no deferred amounts under the deferred incentive bonus plan for the year ended September 30, 2004.

## 15. DEFERRED COMPENSATION

The Bank has deferred compensation agreements with certain officers and retired officers whereby stipulated amounts will be paid to them over a period of 20 years upon their retirement or termination. Amounts accrued under these agreements aggregate $608 thousand and $713 thousand as of September 30, 2006 and 2005, respectively, and are accrued over the period of active employment and either have been or will be funded by life insurance contracts.

## 16. COMMITMENTS AND CONTINGENCIES

The Bank had commitments outstanding to originate and purchase first and second mortgage loans as of September 30, 2006 and 2005 as follows:

| | 2006 | 2005 |
|---|---|---|
| | (Dollars in thousands) | |
| Fixed-rate (interest rates ranging from 5.13% to 8.50% and 4.75% to 8.00%, respectively, at September 30, 2006 and 2005) | $ 63,333 | $ 91,247 |
| Variable rate | 26,568 | 142,366 |
| | $ 89,901 | $ 233,613 |

As of September 30, 2006 and 2005, there were no loan-related commitments that met the definition of derivatives or commitments to sell mortgage loans.

As of September 30, 2006, the Bank had commitments to originate non-mortgage loans approximating $1.5 million of which approximately $92 thousand were fixed-rate (interest rates ranging from 5.44% to 14.0%) and $1.4 million were variable rate commitments. As of September 30, 2005, the Bank had commitments to originate non-mortgage loans approximating $2.0 million of which approximately $69 thousand were fixed-rate (interest rates ranging from 5.99% to 7.75%) and $2.0 million were variable rate commitments.

Commitments to originate mortgage and non-mortgage loans are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. Some of the commitments are expected to expire without being fully drawn upon; therefore the amount of total commitments disclosed above does not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if considered necessary by the Bank, upon extension of credit is based on management's credit evaluation of the customer.

As of September 30, 2006 and 2005, the Bank had approved, but unused, home equity lines of credit of $272.1 million and $271.9 million, respectively. Approval of lines of credit is based upon underwriting standards that do not allow total borrowings, including existing mortgages and lines of credit, to exceed 100% of the estimated market value of the customer's home.

## 17. REGULATORY CAPITAL REQUIREMENTS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors.

Quantitative measures that have been established by regulation to ensure capital adequacy require the Bank to maintain minimum capital amounts and ratios (set forth in the table below). The Bank's primary regulatory agency, the OTS, requires that the Bank maintain minimum ratios of tangible capital (as defined in the regulations) of 1.5%, core capital (as defined) of 4%, and total risk-based capital (as defined) of 8%. The Bank also is subject to prompt corrective action capital requirement regulations set forth by the FDIC. The FDIC requires the Bank to maintain a minimum of Tier 1 total and core capital (as defined) to risk-weighted assets (as defined), and of core capital (as defined) to adjusted tangible assets (as defined). Management believes, as of September 30, 2006, that the Bank meets all capital adequacy requirements to which it is subject.

As of September 30, 2006 and 2005, the most recent guidelines *from the* OTS categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized," the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Bank's category.

| | Actual | | For Capital Adequacy Purposes | | To Be Well Capitalized Under Prompt Corrective Action Provisions | |
|---|---|---|---|---|---|---|
| | Amount | Ratio | Amount | Ratio | Amount | Ratio |
| | | | (Dollars in thousands) | | | |
| **As of September 30, 2006:** | | | | | | |
| Total capital (to risk weighted assets) | $ 781,356 | 22.5% | $ 277,791 | 8.0% | $ 347,238 | 10.0 % |
| Core capital (to adjusted tangible assets) | 783,562 | 9.5 | 328,893 | 4.0 | 411,117 | 5.0 |
| Tangible capital (to tangible assets) | 783,562 | 9.5 | 123,335 | 1.5 | N/A | N/A |
| Tier I capital (to risk weighted assets) | 783,562 | 22.6 | N/A | N/A | 208,343 | 6.0 |
| **As of September 30, 2005:** | | | | | | |
| Total capital (to risk weighted assets) | $ 762,432 | 21.3% | $ 286,960 | 8.0% | $ 358,700 | 10.0 % |
| Core capital (to adjusted tangible assets) | 764,847 | 9.1 | 337,761 | 4.0 | 422,201 | 5.0 |
| Tangible capital (to tangible assets) | 764,847 | 9.1 | 126,660 | 1.5 | N/A | N/A |
| Tier I capital (to risk weighted assets) | 764,847 | 21.3 | N/A | N/A | 215,220 | 6.0 |

A reconciliation of the Bank's equity under GAAP to regulatory capital amounts as of September 30, 2006 and 2005 is as follows:

| | 2006 | 2005 |
|---|---|---|
| | (Dollars in thousands) | |
| Total equity as reported under GAAP | $ 783,144 | $ 762,657 |
| Unrealized losses on available-for-sale securities | 1,543 | 3,769 |
| Other | (1,125) | (1,579) |
| Total tangible and core capital | 783,562 | 764,847 |
| Allowance for loan losses | 4,422 | 4,598 |
| Equity investments | (6,628) | (7,013) |
| Total risk based capital | $ 781,356 | $ 762,432 |

Under OTS regulations, there are limitations on the amount of capital the Bank may distribute to the Company. Generally, this is limited to the earnings of the previous two calendar years and current year-to-date earnings. Currently, the Bank operates under an OTS-granted waiver to these regulations because of capital distributions from the Bank to the Company during the current and prior two calendar years. Because the Bank complies with OTS regulations regarding interest rate risk, capital ratios and operates in a safe and sound manner, it is management's opinion that the Bank will continue to receive waivers until the time period constraints have lapsed, which should occur on December 31, 2007. Currently, the Bank's waiver allows it to move all earnings of the Bank to the Company through June 30, 2007.

## 18. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company determined estimated fair value amounts using available market information and a selection from a variety of valuation methodologies. However, considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented are not necessarily indicative of the amount the Company could realize in a current market exchange. The use of different market assumptions and estimation methodologies may have a material effect on the estimated fair value amounts.

The estimated fair values of the Company's financial instruments as of September 30, 2006 and 2005 are as follows:

| | 2006 | | 2005 | |
|---|---|---|---|---|
| | Carrying Amount | Estimated Fair Value | Carrying Amount | Estimated Fair Value |
| | (Dollars in thousands) | | | |
| Assets: | | | | |
| Cash and cash equivalents | $ 183,242 | $ 183,242 | $ 58,566 | $ 58,566 |
| Investment securities: | | | | |
| Available-for-sale | 189,480 | 189,480 | -- | -- |
| Held-to-maturity | 240,000 | 233,525 | 430,499 | 424,952 |
| Mortgage-related securities: | | | | |
| Trading | 396,904 | 396,904 | -- | -- |
| Available-for-sale | 556,248 | 556,248 | 737,638 | 737,638 |
| Held-to-maturity | 1,131,634 | 1,101,159 | 1,407,616 | 1,383,268 |
| Loans receivable held-for-sale | 1,440 | 1,440 | 1,891 | 1,891 |
| Loans receivable | 5,221,117 | 5,081,826 | 5,464,130 | 5,404,906 |
| Capital stock of FHLB | 165,130 | 165,130 | 182,259 | 182,259 |
| Liabilities: | | | | |
| Deposits | 3,900,431 | 3,897,736 | 3,960,297 | 3,965,425 |
| Advances from FHLB | 3,296,000 | 3,295,055 | 3,450,000 | 3,475,157 |
| Other borrowings | 53,467 | 54,726 | 53,410 | 55,087 |
| Interest rate swaps | (27,295) | (27,295) | (23,535) | (23,535) |

The following methods and assumptions were used to estimate the fair value of the financial instruments:

***Cash and Cash Equivalents*** - The carrying amounts of cash and cash equivalents are reasonable estimates of their fair value.

***Investment Securities and Mortgage-Related Securities*** - Estimated fair values of investment securities and mortgage-related securities are based on quoted market prices where available. If quoted market prices are not available, fair values are estimated using quoted market prices for similar instruments.

***Loans Receivable Held-for-Sale*** - Estimated fair values of loans receivable held for sale are determined based on sales commitments or dealer quotations.

***Loans Receivable*** - Fair values are estimated for portfolios with similar financial characteristics. Loans are segregated by type, such as one- to four-family residential mortgages, multi-family residential mortgages, nonresidential and installment loans. Each loan category is further segmented into fixed and variable interest rate categories. Future cash flows of fixed-rate mortgage loans are discounted using the current yield curve at a margin above treasury rates, at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturity. Future cash flows for adjustable-rate mortgage loans are discounted using the current rate at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturity.

***Capital Stock of FHLB*** - The carrying value of capital stock of FHLB approximates its fair value.

***Deposits*** - The estimated fair value of demand deposits and savings accounts is the amount payable on demand at the reporting date. The estimated fair value of fixed-maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered by the Bank for certificates of similar remaining maturities.

***Advances from FHLB*** - The estimated fair value of advances from FHLB are determined by discounting the future cash flows of existing advances using a margin above the LIBOR curve for each advance.

***Other Borrowings*** – The other borrowings have a variable rate structure. The Company can prepay the other borrowings at a premium until April 2009, at which point the borrowings can be pre-paid at par.

***Interest Rate Swaps*** - The fair value of the interest rate swaps are estimated by discounting anticipated cash flows associated with the receive-fixed rate component of the swap and the pay-variable rate component of the swap over the remaining contractual terms of each swap. The pay-variable rate component cash flows are estimated using forward interest rate curves for the one month LIBOR.

***Loan-related Commitments*** - The estimated fair value of commitments to originate loans is based on the fees currently charged to enter into similar agreements and the difference between current levels of interest rates and the committed rates. The estimated fair value of commitments to purchase or sell loans held for sale is based on the change in the market price of the pass-through rate from the commitment closing date to the reporting date. At September 30, 2006 and 2005, commitments to originate and purchase first and second mortgage loans totaled $89.9 million and $233.6 million, respectively. At September 30, 2006 and 2005, commitments to originate non-mortgage loans totaled $1.5 million and $2.0 million, respectively. The fair market value of loan-related commitments approximated the contractual amounts.

The fair value estimates presented herein are based on pertinent information available to management as of September 30, 2006 and 2005. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date. Therefore, current estimates of fair value may differ significantly from the amounts presented herein.

## 19. PARENT COMPANY FINANCIAL INFORMATION (PARENT COMPANY ONLY)

The Company serves as the holding company for the Bank (see Note 1). The Company's (parent company only) balance sheets as of September 30, 2006 and 2005, and the related statements of income and cash flows for each of the three years in the period ended September 30, 2006 are as follows:

**BALANCE SHEETS**
**SEPTEMBER 30, 2006 and 2005**
**(in thousands, except share amounts)**

| | 2006 | 2005 |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ 55,988 | $ 79,607 |
| Investment in the Bank | 783,145 | 762,657 |
| Investment in certificates of deposit at the Bank | 60,000 | 60,000 |
| Note receivable - ESOP | 16,815 | 18,720 |
| Other assets | 1,672 | 1,654 |
| Income tax receivable | 123 | 170 |
| TOTAL ASSETS | $ 917,743 | $ 922,808 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| LIABILITIES: | | |
| Accounts payable and accrued expenses | $ 1,057 | $ 4,335 |
| Other borrowings | 53,467 | 53,410 |
| Total liabilities | 54,524 | 57,745 |
| STOCKHOLDERS' EQUITY: | | |
| Preferred stock, $.01 par value; 50,000,000 shares authorized, no shares issued or outstanding | -- | -- |
| Common stock, $.01 par value; 450,000,000 shares authorized, 91,512,287 shares issued as of September 30, 2006 and 2005 | 915 | 915 |
| Additional paid-in capital | 429,286 | 421,903 |
| Unearned compensation - ESOP | (14,784) | (16,721) |
| Unearned compensation - RRP | (825) | (539) |
| Retained earnings | 760,890 | 759,643 |
| Accumulated other comprehensive loss | (1,543) | (3,769) |
| | 1,173,939 | 1,161,432 |
| Treasury stock 17,480,357 and 17,225,398 shares as of September 30, 2006 and 2005, at cost | (310,720) | (296,369) |
| Total stockholders' equity | 863,219 | 865,063 |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | $ 917,743 | $ 922,808 |

**STATEMENTS OF INCOME**
**YEARS ENDED September 30, 2006, 2005 and 2004**
**(in thousands)**

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| INTEREST AND DIVIDEND INCOME: | | | |
| Dividend income from the Bank | $ 38,414 | $ 62,010 | $ 106,562 |
| Interest income from other investments | 5,174 | 3,998 | 2,866 |
| Total interest and dividend income | 43,588 | 66,008 | 109,428 |
| INTEREST EXPENSE | 4,160 | 3,092 | 1,435 |
| NET INTEREST AND DIVIDEND INCOME | 39,428 | 62,916 | 107,993 |
| OTHER INCOME | 123 | 91 | 35 |
| OTHER EXPENSES: | | | |
| Salaries and employee benefits | 960 | 937 | 1,153 |
| Other, net | 512 | 507 | 470 |
| Total other expenses | 1,472 | 1,444 | 1,623 |
| INCOME BEFORE INCOME TAX BENEFIT AND EQUITY IN UNDISTRIBUTED EARNINGS OF SUBSIDIARY | 38,079 | 61,563 | 106,405 |
| INCOME TAX BENEFIT | (123) | (170) | (63) |
| INCOME BEFORE EQUITY IN UNDISTRIBUTED EARNINGS OF SUBSIDIARY | 38,202 | 61,733 | 106,468 |
| EQUITY IN UNDISTRIBUTED EARNINGS OF SUBSIDIARY | 9,915 | 3,326 | (212,743) |
| NET INCOME (LOSS) | $ 48,117 | $ 65,059 | $ (106,275) |

**STATEMENTS OF CASH FLOWS**
**YEARS ENDED September 30, 2006, 2005 and 2004**
**(in thousands)**

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | | |
| Net income (loss) | $ 48,117 | $ 65,059 | $ (106,275) |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Equity in (undistributed earnings)/excess of distribution over earnings of subsidiary | (9,915) | (3,326) | 212,743 |
| Amortization of deferred debt issuance costs | 57 | 62 | 274 |
| RRP shares sold, net of forfeitures | (11) | (21) | (22) |
| Changes in: | | | |
| Other assets | (18) | (11) | 119 |
| Income taxes receivable/payable | 47 | (3,133) | 927 |
| Accounts payable and accrued expenses | (3,278) | 3,773 | 52 |
| Net cash flows provided by operating activities | 34,999 | 62,403 | 107,818 |
| CASH FLOWS FROM INVESTING ACTIVITIES: | | | |
| Principal collected on notes receivable from ESOP | 1,905 | 1,800 | 1,702 |
| Purchase of certificates of deposit | -- | -- | (60,000) |
| Net cash flows provided by (used in) investing activities | 1,905 | 1,800 | (58,298) |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | | |
| Payment from subsidiary for sale of treasury stock related to RRP shares | 749 | 524 | 201 |
| Dividends paid | (46,870) | (40,722) | (54,427) |
| Acquisition of treasury stock | (16,681) | (8,609) | (3,355) |
| Stock options exercised | 2,279 | 5,065 | 7,278 |
| Proceeds from other borrowings | -- | -- | 52,000 |
| Capitalized debt issuance costs | -- | -- | (290) |
| Repayments of other borrowings | -- | -- | (81,391) |
| Net cash flows used in financing activities | (60,523) | (43,742) | (79,984) |
| NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS | (23,619) | 20,461 | (30,464) |
| CASH AND CASH EQUIVALENTS: | | | |
| Beginning of year | 79,607 | 59,146 | 89,610 |
| End of year | $ 55,988 | $ 79,607 | $ 59,146 |
| SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION: | | | |
| Interest payments | $ 3,915 | $ 1,722 | $ 1,388 |

# *stockholder* INFORMATION

## Annual Meeting

The Annual Meeting of Stockholders will be held at 10:00 a.m. local time on January 23, 2007, at the Bradbury Thompson Center, 1700 SW Jewell on the Washburn University campus in Topeka, Kansas.

## Stock Listing

Capitol Federal Financial common stock is traded on the Global Select tier of the NASDAQ Stock Market under the symbol "CFFN".

## Price Range of Common Stock

The high and low sales prices for the common stock as reported on the NASDAQ Stock Market, as well as dividends declared per share, are reflected in the table below. Such information reflects inter-dealer prices, without retail markup, markdown or commission and may not represent actual transactions.

| FISCAL YEAR 2005 | HIGH | LOW | DIVIDENDS |
|---|---|---|---|
| First Quarter | $36.15 | $32.11 | $0.50 |
| Second Quarter | $37.31 | $33.66 | $0.50 |
| Third Quarter | $35.44 | $32.70 | $0.50 |
| Fourth Quarter | $36.79 | $33.40 | $0.50 |

| FISCAL YEAR 2006 | HIGH | LOW | DIVIDENDS |
|---|---|---|---|
| First Quarter | $35.00 | $32.78 | $0.80 |
| Second Quarter | $33.99 | $31.46 | $0.50 |
| Third Quarter | $34.60 | $31.76 | $0.50 |
| Fourth Quarter | $35.81 | $32.68 | $0.50 |

The combination of the regular quarterly dividends and the special year end dividend paid in December 2006 resulted in a total cash dividend of $2.09 per share paid to public shareholders in calendar year 2006. The combination of the regular quarterly dividends and the special year end divdend paid December 2005 resulted in total cash dividends of $2.30 per share paid to public stockholders in calendar year 2005.

Our cash dividend payout policy is continually reviewed by management and the board of directors. Dividend payments depend upon a number of factors including the Company's financial condition, results of operations, regulatory capital requirements of the Bank, other regulatory limitations on the Bank's ability to make capital distributions to the Company and the continued waiver of dividends by Capitol Federal Savings Bank MHC. The Company relies significantly upon such dividends originating from the Bank to accumulate cash for the payment of dividends to Company stockholders. See Notes 1 and 17 in the Notes to Consolidated Financial Statements for a discussion of restrictions on the Bank's ability to pay dividends.

At December 1, 2006, there were 74,113,855 shares of Capitol Federal Financial common stock issued and outstanding and approximately 10,626 stockholders of record.

## Stockholders and General Inquiries

James D. Wempe, Vice President
Capitol Federal Financial, 700 South Kansas Avenue, Topeka, KS 66603
(785) 270-6055
e-mail: jwempe@capfed.com
Copies of our Annual Report on Form 10-K for the fiscal year ended September 30, 2006 are available at no charge to shareholders upon request.

## Transfer Agent

American Stock Transfer & Trust Company
59 Maiden Lane, New York, NY 10038
(800) 937-5449



Capitol
Federal
Financial